As filed with the Securities and Exchange Commission on October 25, 2004

Registration No. 333-118191

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

FOXHOLLOW TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3841	94-3252085
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

740 Bay Road

Redwood City, California 94063-2469

(650) 421-8400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert W. Thomas

President and Chief Executive Officer

FoxHollow Technologies, Inc.

740 Bay Road

Redwood City, California 94063-2469

(650) 421-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Saul Philip H. Oettinger Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael W. Hall William C. Davisson Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 25, 2004

4,500,000 Shares

Common Stock

This is an initial public offering of shares of common stock by FoxHollow Technologies, Inc. We are offering 4,500,000 shares of our common stock. We anticipate the initial public offering price will be between $12.00 and $14.00 per share.

Our common stock has been approved for quotation on The NASDAQ National Market under the symbol “FOXH.”

This investment involves risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to FoxHollow Technologies, Inc.	$	$

The underwriters have a 30-day option to purchase up to 675,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan	Piper Jaffray

Thomas Weisel Partners LLC

William Blair & Company

The date of this prospectus is                     , 2004

INSIDE FRONT COVER

FoxHollow Technologies Artwork—Edgar Descriptions

Front Cover Side 1

12 million people have plaque clogging their arteries*

FoxHollow is dedicated to removing it

* American Diabetes Association: Peripheral Arterial Disease in People with Diabetes (Consensus Statement), Diabetes Care 26: 3333-3341, 2003.

[FOXHOLLOW logo]

Front Cover Side 2

One patient at a time

[Actual size picture of a vial of plaque from a patient bearing a fictitious name]

(Actual plaque removed from a SilverHawk patient)

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and related notes appearing elsewhere in this prospectus, before investing in our common stock. References in this prospectus to “we,” “us” and “our” refer to FoxHollow Technologies, Inc. unless the context requires otherwise.

Our Business

We design, develop, manufacture and sell medical devices primarily for the treatment of peripheral artery disease. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death. Our first product, the SilverHawk Plaque Excision System, is a minimally-invasive catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries. The SilverHawk consists of two primary components, a low profile catheter connected to a battery-driven control unit, both of which are disposable. In June 2003, the U.S. Food and Drug Administration, or FDA, granted us 510(k) clearance to market the SilverHawk in the United States for treatment of atherosclerosis in the peripheral vasculature, which includes arteries outside the heart and brain. We commenced full commercial introduction of the SilverHawk in the United States in January 2004. For the nine months ended September 30, 2004, we sold over 12,000 devices primarily to more than 500 hospital customers in the United States, generating net revenue of approximately $23.9 million and a net loss of approximately $22.4 million, which includes a stock-based compensation charge of approximately $4.0 million.

PAD Market and Conventional Treatments

PAD affects approximately 12 million people in the United States. PAD becomes more common with age and affects approximately 20% of the U.S. population over 70. Growth in the prevalence of diabetes and obesity, which are risk factors for PAD, is also contributing to an increase in the prevalence of PAD.

PAD is currently underdiagnosed and undertreated. Of the PAD population in the United States, only approximately 2.5 million people are diagnosed. Underdiagnosis is due in large part to the fact that over one-half of the PAD population does not display symptoms of the disease. In addition, others dismiss their symptoms as part of the normal aging process or attribute them to another cause. Although approximately one-third of those with PAD have a mild to moderate form of the disease, PAD can progress to critical limb ischemia, a condition where there is not enough oxygenated blood being delivered to the leg to keep the tissue alive. We believe approximately 750,000 people in the United States suffer from critical limb ischemia. Despite the current underdiagnosis, we believe that several factors are contributing to a growing diagnosed PAD patient population, including increasing public and physician awareness, evolving physician practice patterns, and increasing diagnostic screening for PAD.

Physicians typically treat patients with mild to moderate PAD through non-invasive management, including lifestyle changes and drug treatment, which may slow or reverse the progression of PAD. When PAD progresses despite these measures, physicians may advise minimally-invasive interventional procedures. Based on publicly available information, we believe that there were approximately 400,000 interventional, or endovascular, procedures in 2000 and that the number of procedures is growing annually. The most frequently used interventional procedures are angioplasty, a procedure during which a balloon is used to expand the artery wall, and stenting, a procedure during which a metal cage is implanted to hold the artery wall open, neither of which removes plaque. Angioplasty may cause injury to the artery wall and may contribute to high rates of plaque regrowth, or restenosis, and correspondingly low rates of patency, or openness of the artery. In addition, angioplasty is not well suited to treat long areas of accumulated plaque, or lesions, in the leg or to treat small arteries below the knee. Use of stents in the legs has been problematic due to high restenosis and stent-fracture rates. Stenting also limits future treatment alternatives by leaving a foreign object in the artery.

When interventional procedures have failed and PAD has progressed to an advanced state, invasive surgical procedures are the sole remaining treatment option. Surgical options include bypass surgery, endarterectomy, a procedure during which the artery is stripped of plaque, and amputation. All of these procedures have a high risk of complications from blood loss, post-procedural infection or reaction to general anesthesia and may require patients to remain hospitalized for several days. Despite conventional treatment alternatives, PAD leads to approximately 150,000 amputations per year in the United States.

Our Solution—The SilverHawk Plaque Excision System

The SilverHawk Plaque Excision System represents a new approach to the treatment of PAD that provides physicians and patients with a safe and effective alternative for lesions that may otherwise be difficult to treat in a minimally-invasive manner. We offer five different SilverHawk models in the United States of various catheter diameters and tip lengths to accommodate different artery sizes and amounts of plaque for use in the peripheral vasculature.

We believe that the principal benefits of the SilverHawk are:

•	Safety. The SilverHawk is designed not to stretch or damage the artery walls, which can lead to perforation or dissection. We believe that the safety of the SilverHawk, measured by low rates of perforation and dissection is supported by results from the treatment of 731 lesions in 362 patients recorded in our ongoing clinical outcomes registry. As of August 31, 2004, there were dissections and perforations in less than 3% and 1%, respectively, of these treated lesions. The SilverHawk procedure also does not have many of the risks associated with more invasive surgeries and general anesthesia. We have not conducted, and do not have any current plans to conduct, studies designed to measure the comparative safety of the SilverHawk against alternative procedures, such as angioplasty, stenting or bypass grafting.

•	Efficacy. The SilverHawk is designed to remove atherosclerotic plaque and thereby alleviate the symptoms of PAD. We believe that excising plaque without causing stretch injury to the artery wall may minimize restenosis and the need for reintervention. We also believe that the efficacy of the SilverHawk, measured by low six-month restenosis rates is supported by the results of two single site studies. The first study, which involved 133 patients, showed a six-month restenosis rate of approximately 10% and the second study, which involved 181 patients, showed a six-month patency rate of 96%. This short-term data may not predict the long-term efficacy of the SilverHawk. We have not conducted, and do not have any current plans to conduct, studies designed to measure the efficacy, measured by rates of long-term restenosis or patency, of the SilverHawk procedure, including its efficacy compared to alternative procedures, such as angioplasty, stenting or bypass grafting.

•	Treats Difficult to Treat Lesions. The SilverHawk enables physicians to remove plaque from long, calcified (hard) or bifurcated (branched) lesions in a wide variety of locations, including arteries below the knee. Approximately one-third of SilverHawk procedures to date have been performed below the knee, an area where lesions have traditionally gone untreated until they require bypass surgery or amputation. Certain treatment locations, such as arteries below the knee or above the leg, are not suited for physicians unskilled in endovascular techniques, or otherwise skilled endovascular physicians with limited experience using the device.

•	Utilizes Familiar Techniques. The SilverHawk procedure employs similar techniques to those used in angioplasty, which are familiar to the approximately 10,000 interventional cardiologists, vascular surgeons and interventional radiologists in the United States, who are generally trained in endovascular techniques.

•	Cost and Time Efficient. A single SilverHawk device can be used to treat multiple lesions and long lesions, where more than one stent might otherwise be required. Compared to surgical alternatives, the SilverHawk procedure reduces cost by allowing physicians to treat patients in a catheterization lab instead of an operating room, decreasing the length of hospitalization and reducing complications.

•	Leaves Treatment Options Open. The SilverHawk procedure does not leave a foreign object, such as a stent, in the artery. Adjunctive and future treatment options remain available.

•	Captures and Removes Plaque. The patient and the physician get immediate feedback by seeing the volume of plaque removed, visibly reinforcing the benefits of the procedure.

Risks of using the SilverHawk peripherally include the risks that are common to use of interventional devices, including infection, perforation or dissection of the artery wall, internal bleeding, limb loss and death. The SilverHawk has not been approved by FDA for the treatment of coronary artery disease, which refers to plaque accumulation in the arteries leading to the heart. Use of the SilverHawk in the coronary arteries has led to serious adverse events, including perforations, emergency bypass surgery, stroke, heart attack and patient death. In the United States, the SilverHawk is contraindicated, and should therefore not be used, for treatment of lesions formed at the site of prior stent placement, known as in-stent restenosis, and in the carotid arteries. We do not recommend the SilverHawk for use in renal (lower back), subclavian (under the breastbone), or iliac (upper pelvis) arteries, or in arteriovenous fistulas (clumps of deformed arteries).

We maintain a registry with participating sites, which we have called our TALON registry, to track outcomes of patients who have been treated in the legs with the SilverHawk. As of August 31, 2004, we had eight U.S. sites participating and 362 patients enrolled in the registry. We believe that currently under 5% of all SilverHawk procedures are performed at TALON sites. Sites participating in our TALON registry typically have a high-volume practice, employ highly-skilled practitioners, have the staff available to collect follow-up data and are interested in publishing clinical results. Due to these criteria, the clinical results collected by the TALON registry may be significantly more favorable than typical results of practicing physicians. Nearly all of the physicians who have participated in our TALON registry are our consultants and securityholders and have been compensated for their consulting services with both cash and stock. Physicians are not compensated for their participation in our TALON registry other than nominal reimbursement paid to partially offset the costs incurred due to participation in the registry and collection of long-term follow-up data.

We have completed our evaluation of preliminary six-month follow-up data from our TALON registry regarding retreatment rates collected through August 31, 2004. Based upon 162 lesions treated in 86 patients, physicians reported retreatment of 18 lesions, or 11.1%, within the first six months following initial treatment. Short-term data may not predict the long-term efficacy of the SilverHawk.

We market the SilverHawk in the United States to interventional cardiologists, vascular surgeons and interventional radiologists through our 69-person direct sales force. We sell limited quantities of the SilverHawk through four distributors in four European countries. International sales do not currently account for a significant portion of our total sales. Reimbursement claims for our SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other third-party payors using established billing codes for atherectomy procedures.

Our Strategy

Our goal is to be the leading provider of medical devices for the treatment of atherosclerosis. The key elements of our strategy include:

•	Drive adoption of the SilverHawk within the physician community;

•	Penetrate the PAD market with an expanded U.S. direct sales force;

•	Expand manufacturing capacity and reduce costs;

•	Improve the SilverHawk’s capabilities and features;

•	Leverage broadly applicable proprietary technology to expand into new markets; and

•	Acquire or partner with complementary businesses.

Recent Developments

A brief summary of certain of our preliminary unaudited financial results for the three months ended September 30, 2004 is set forth below. This summary is not meant to be a comprehensive statement of our financial results for this period.

In the three months ended September 30, 2004, our net revenue was approximately $11.6 million, our cost of revenue was approximately $7.0 million, our total operating expenses were approximately $12.1 million, our loss from operations was approximately $7.5 million, and our net loss was approximately $7.4 million. The above results of operations include a stock-based compensation charge of approximately $1.8 million. Our cash, cash equivalents and short-term investments balance as of September 30, 2004 was approximately $12.6 million.

You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Corporate Information

We were incorporated in Delaware in September 1996 as ArterRx, Inc. We changed our name to FoxHollow Technologies, Inc. in October 1996. Our principal executive offices are located at 740 Bay Road, Redwood City, California 94063-2469. Our telephone number is (650) 421-8400. Our website is located at www.foxhollowtech.com. The information contained on our website is not a part of this prospectus.

We are in the process of registering our trademarks, FoxHollow, SilverHawk and NightHawk, with the U.S. Patent and Trademark Office. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	4,500,000 shares

Common stock to be outstanding after this offering	22,088,321 shares

Estimated initial public offering price per share	$12.00 to $14.00

Use of proceeds	We intend to use the net proceeds from this offering for sales and marketing initiatives, research and development activities, and general corporate purposes. See “Use of Proceeds.”

NASDAQ National Market symbol	FOXH

The number of shares of common stock that will be outstanding after this offering is based on 17,588,321 shares outstanding as of September 30, 2004, and excludes:

•	212,670 shares issuable upon exercise of outstanding warrants at an exercise price of $3.04 per share;

•	3,090,485 shares issuable upon the exercise of outstanding options at a weighted-average exercise price of approximately $1.32 per share;

•	444,332 shares reserved for issuance upon the exercise of options available for grant under our 1997 Stock Plan and 2004 Equity Incentive Plan; and

•	600,000 shares reserved for issuance under our 2004 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for-4 reverse split of our common stock;

•	the conversion of all our outstanding shares of preferred stock into shares of our common stock;

•	the underwriters do not exercise their over-allotment option; and

•	the adoption of our amended and restated certificate of incorporation and bylaws.

Summary Financial Data

The following table presents summary historical and unaudited pro forma as adjusted financial data. We derived the summary statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004 and the summary balance sheet as of June 30, 2004 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the summary statements of operations data for the six-months ended June 30, 2003 from our unaudited financial statements that are included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Net revenue	$—	$12	$2,585	$226	$12,272
Cost of revenue(1)	—	95	4,503	980	10,157

Gross profit (loss)	—	(83)	(1,918)	(754)	2,115

Operating expenses:
Research and development(1)	4,360	6,570	5,785	3,505	2,963
Selling, general and administrative(1)	989	1,548	6,792	1,927	14,207

Total operating expenses	5,349	8,118	12,577	5,432	17,170

Loss from operations	(5,349)	(8,201)	(14,495)	(6,186)	(15,055)
Interest and other income	210	73	183	110	56
Interest and other expense	(278)	(78)	(35)	(33)	(2)

Net loss	$(5,417)	$(8,206)	$(14,347)	$(6,109)	$(15,001)

Dividend related to beneficial conversion feature of convertible preferred stock(2)	—	—	(24)	(24)	(15,977)

Net loss attributable to common stockholders	$(5,417)	$(8,206)	$(14,371)	$(6,133)	$(30,978)

Basic and diluted net loss per common share	$(10.28)	$(15.00)	$(24.69)	$(10.65)	$(43.82)

Basic and diluted weighted-average number of shares used in per common share calculations	527	547	582	576	707

Basic and diluted pro forma net loss per common share (unaudited)(3)			$(1.36)		$(2.38)

Basic and diluted weighted-average number of shares used in pro forma per common share calculations (unaudited)(3)			10,566		13,033

(1) Includes the following stock-based compensation charges:
Cost of revenue	$—	$—	$95	$43	$138
Research and development	—	1	232	121	173
Selling, general and administrative	1	4	1,109	390	1,918

Total	$1	$5	$1,436	$554	$2,229

(2)	In connection with the issuance of preferred stock in 2004, we recorded a non-cash charge representing the deemed dividend relating to the intrinsic value of the beneficial conversion feature of the preferred stock. See Note 8 of the notes to our financial statements.

(3)	See Note 13 of the notes to our financial statements for a description of the method used to compute basic and diluted pro forma net loss per common share and basic and diluted weighted-average number of shares used in pro forma per common share calculations.

	As of June 30, 2004
	Actual	Pro Forma As Adjusted(1) (unaudited)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$22,134	$74,639
Working capital	21,451	75,179
Total assets	31,960	84,465
Long-term liabilities	—	—
Convertible preferred stock	78,308	—
Total stockholders’ equity (deficit)	(53,785)	78,251

(1)	The pro forma as adjusted data reflect (a) the conversion of all our outstanding convertible preferred stock into shares of common stock immediately prior to the completion of this offering, (b) the reclassification of the proceeds of the restricted preferred stock outstanding from an accrued liability to additional paid-in capital in the amount of $1,223, (c) the acceleration of deferred compensation expense associated with the assumed vesting of the restricted preferred stock in the amount of $766 and (d) receipt of net proceeds from the sale of 4,500,000 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We have a limited history of operations and a history of net losses. Our cost of producing and selling goods is high relative to our sales. Consequently, we may not be able to achieve profitability even if we are able to generate significant revenue from sales of the SilverHawk.

We have a limited history of operations upon which you can evaluate our business. In particular, we incurred net losses of $5.4 million in 2001, $8.2 million in 2002, $14.3 million in 2003 and approximately $22.4 million in the nine months ended September 30, 2004. As of September 30, 2004, we had an accumulated deficit of approximately $66.0 million. We commenced full commercial sales of the SilverHawk in January 2004, and our short commercialization experience makes it difficult for us to predict future performance. Our failure to accurately predict financial performance may lead to volatility in our stock price.

Our cost of revenue was 174% of our net revenue in 2003 and approximately 72% of our net revenue for the nine months ended September 30, 2004. We expect to continue to have high costs of revenue for the immediate future. In addition, we expect our operating expenses will increase as we expand our business to meet anticipated growing demand for the SilverHawk and devote resources to our sales and marketing and research and development activities. If over the long-term we are unable to reduce our cost of producing goods and expenses relative to our net revenue, we may not achieve profitability even if we are able to generate significant revenue from sales of the SilverHawk. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.

We depend on a single product, the SilverHawk, which we only recently introduced in the United States. If the SilverHawk fails to gain or loses market acceptance, our business will suffer.

The SilverHawk is our only product, and we are wholly dependent on it. We expect that sales of the SilverHawk in the United States will account for substantially all of our revenue for the foreseeable future. Because of its recent commercial introduction, the SilverHawk has limited product and brand recognition. We do not know if the SilverHawk will be successful over the long term. Market acceptance of the SilverHawk may be hindered if physicians are not presented with compelling data from long-term studies of the safety and efficacy of the SilverHawk compared against alternative procedures, such as angioplasty, stenting or bypass grafting. We have no current plans to conduct such comparative studies. In addition, demand for the SilverHawk may decline or may not increase as quickly as we expect. Failure of the SilverHawk to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

We have no long-term data regarding the safety and efficacy of the SilverHawk. Any long-term data that is generated may not be positive or consistent with our limited short-term data, which would affect the rate at which our device is adopted.

The SilverHawk is a novel product, and our success depends on its acceptance by the medical community as safe and effective. Important factors upon which the efficacy of the SilverHawk will be measured are long-term data on the rate of restenosis, or plaque regrowth following our procedure, and the corresponding duration of patency, or openness of the artery. Because our technology is relatively new in the treatment of PAD, to date there have been four single-center, clinical experiences with limited patient populations that have measured short-term restenosis and patency rates, none of which we conducted. We have not conducted, and do not have any current plans to conduct, studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk. If we decide to conduct such studies in the future, they will be expensive and time consuming. Our TALON registry may produce limited subset data regarding restenosis and patency rates, but such an evaluation is not mandated by the registry protocol. Another important factor that physicians will consider is the rate of reintervention, or retreatment, following the SilverHawk procedure. Our TALON registry is designed to gather reintervention data, but we cannot provide any assurance that the data collected will be compelling to the medical community, because it may not be scientifically meaningful and may not demonstrate that the SilverHawk is an attractive procedure when compared against data from alternative procedures. In addition, the long-term effects of the SilverHawk procedure are not known. We expect one-year reintervention data from a subset of the TALON registry to be available by the third quarter of 2005.

The results of short-term clinical experience of the SilverHawk do not necessarily predict long-term clinical benefit. Restenosis rates usually increase over time, and typically one-year restenosis rates are substantially higher than six-month results. We believe that physicians will compare the rates of long-term restenosis and reintervention for the SilverHawk procedure against alternative procedures, such as angioplasty, stenting and bypass grafting. If the long-term rates of restenosis and reintervention do not meet physicians’ expectations, the SilverHawk may not become widely adopted and physicians may recommend alternative treatments for their patients. Other significant factors that physicians will consider include acute safety data on complications that occur during the SilverHawk procedure. If the results obtained from our TALON registry or any clinical studies or clinical or commercial experience indicate that the SilverHawk is not as safe or effective as other treatment options or than current short-term data would suggest, adoption of our product may suffer and our business would be harmed.

Even if we believe the data collected from clinical studies or clinical experience indicate positive results, each physician’s actual experience with our device will vary. Clinical studies conducted with the SilverHawk, as well as clinical experience recorded in the TALON registry, have involved procedures performed by physicians who are technically-proficient and high-volume users of the SilverHawk. Consequently, both short and long-term results reported in these studies and the TALON registry may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of the SilverHawk.

Our ability to market the SilverHawk in the United States is limited to use in peripheral vessels, and if we want to expand our marketing claims, we will need to file for additional FDA clearances or approvals and conduct further clinical trials, which would be expensive and time-consuming and may not be successful.

We have FDA clearance in the United States for treatment of atherosclerosis in the peripheral vasculature. This general clearance restricts our ability to market or advertise the SilverHawk for any specific indication within the peripheral arteries, which limits our ability to market the SilverHawk and could affect our growth. Off-label use of the SilverHawk outside the peripheral vasculature, in coronary and carotid arteries, has occurred and is likely to continue. In addition, off-label use for treatment of in-stent restenosis has occurred and is likely to continue. While off-label uses of medical devices are common and FDA does not regulate physicians’ choice of treatments, FDA does restrict a manufacturer’s communications regarding such off-label use. We may not actively promote or advertise the SilverHawk for off-label uses. In addition, we cannot make comparative claims regarding the use of the SilverHawk against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time consuming. We do not have any current plans to conduct clinical studies in the near future to evaluate the SilverHawk against any alternative method of treatment. If our promotional activities fail to comply with FDA’s regulations or guidelines, we may be subject to FDA warnings or enforcement action.

If we want to market the SilverHawk in the United States for use in coronary or carotid arteries, we will need to conduct further clinical trials and obtain premarket approval from FDA. We previously began a clinical trial in support of FDA approval for use of the SilverHawk in the coronary arteries. Based on 172 patients treated in this trial, we experienced 37 serious adverse events in treating 28 patients, including 10 perforations, two cases of emergency bypass surgery, three cases of stroke, 14 cases of heart attack and eight patient deaths. We voluntarily halted enrollment so that we could incorporate safety and design improvements into our coronary product. We believe that these serious adverse events resulted from a number of factors, including the patients’ overall poor health, the complexity of treating the bifurcated lesions called for under the trial protocol, and the application of our device in the coronary arteries, which are extremely small and constantly move as the heart beats. FDA may require that we resubmit an application for an Investigational Device Exemption, or IDE, before we can recommence our coronary clinical trial. Such a resubmission could add significant time to the regulatory approval process for the use of the SilverHawk in coronary arteries. If FDA approves our IDE and we recommence a coronary clinical trial with our redesigned product, we do not know whether that trial will be successful. Even if we believe a clinical trial demonstrates promising safety and efficacy data, such results may not be sufficient to obtain FDA approval. Without conducting and successfully completing further clinical studies, our ability to market the SilverHawk will be limited and our revenue expectations may not be realized.

Our future growth depends on physician adoption of the SilverHawk, which requires physicians to change their screening and referral practices.

We believe that we must educate physicians to change their screening and referral practices. For example, although there is a significant correlation between PAD and coronary artery disease, many physicians do not routinely screen for PAD while screening for coronary artery disease. We target our sales efforts to interventional cardiologists and vascular surgeons because they are often the primary care physicians diagnosing and treating both coronary artery disease and PAD. However, the initial point of contact for many patients may be general practitioners, podiatrists, nephrologists and endocrinologists, each of whom commonly treat patients experiencing complications resulting from PAD. If we do not educate referring physicians about PAD in general and the existence of the SilverHawk in particular, they may not refer patients to interventional cardiologists, vascular surgeons or interventional radiologists for the SilverHawk procedure, and those patients may instead be surgically treated or treated with an alternative interventional procedure. If we are not successful in educating physicians about screening for PAD or about referral opportunities, our ability to increase our revenue may be impaired.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

The growth that we have experienced, and in the future may experience, provides challenges to our organization, requiring us to rapidly expand our sales personnel and manufacturing operations and to transition to new enterprise software. Our sales force has increased from 20 employees on January 1, 2004 to 69 employees on September 30, 2004, and we expect to continue to grow our sales force. We are currently in the process of expanding our manufacturing operations more than six-fold. Rapid expansion in personnel means that less experienced people may be producing and selling our product, which could result in unanticipated costs and disruptions to our operations. We recently implemented a new enterprise resource planning software system that is critical to the manufacturing, accounting and financial functions of our company. There are risks inherent in the conversion to a new software system, including potential disruption to our accounting controls and problems achieving accuracy in the conversion of electronic data. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results will suffer.

We have limited experience manufacturing the SilverHawk in commercial quantities, which could adversely impact our business.

Because we have only limited experience in manufacturing the SilverHawk in commercial quantities, we may encounter unforeseen situations that would result in delays or shortfalls. For example, in June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization at one of two approved sterilization facilities. We may encounter difficulties and delays in manufacturing the SilverHawk for the following additional reasons:

•	we are in the process of significantly expanding our manufacturing operations, and our production processes may have to change to accommodate this growth;

•	key components of the SilverHawk are currently provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components;

•	we may experience a delay in obtaining validation for our new controlled-environment rooms at our manufacturing facilities;

•	we have limited experience manufacturing the SilverHawk in compliance with FDA’s Quality System Regulation; and

•	to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for the assembly and testing operations.

If we are unable to keep up with demand for the SilverHawk, our revenue could be impaired, market acceptance for the SilverHawk could be adversely affected and our customers might instead purchase our competitors’ products. Our inability to successfully manufacture the SilverHawk would have a material adverse effect on our revenue.

We depend on third-party vendors in our manufacturing operations, making us vulnerable to supply shortages and price fluctuations that could harm our business.

We currently rely on third-party vendors for the manufacture of most of the components used in the SilverHawk. Our reliance on these vendors subjects us to a number of risks that could impact our ability to manufacture our product and harm our business, including:

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and harm our business.

We depend on single and limited source suppliers for some of the SilverHawk components, and if any of those suppliers are unable or unwilling to produce these components or supply them in the quantities that we need, we would experience manufacturing delays as a result.

We rely on single and limited source suppliers for several of our components. For example, we rely on one vendor for our torque shaft, one vendor for the motor for our cutting blade, one vendor for our flex circuit, two vendors for our catheter tip, and two vendors for our carbide cutting blade. There is no alternate supplier that we have identified to manufacture a torque shaft that is comparable to the one we are currently using. These components are critical to the SilverHawk, and there are relatively few, or in some cases no, alternative sources of supply for them. We do not carry a significant inventory of these components. Identifying and qualifying additional or replacement suppliers for any of the components used in the SilverHawk, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components used to manufacture the SilverHawk would limit our ability to manufacture our product and could therefore have a material adverse effect on our business, financial condition and results of operations.

The use, misuse or off-label use of the SilverHawk may result in injuries that lead to product liability suits, which could be costly to our business.

We neither provide training for physicians nor require that physicians be trained in the use of the SilverHawk by a third party because we market primarily to physicians who are skilled in the interventional techniques required to use our device. Although the SilverHawk is cleared by FDA for the treatment of atherosclerosis in the peripheral vasculature, we have indicated through our marketing efforts that certain treatment locations, such as arteries below the knee or above the leg, are not suited for physicians unskilled in endovascular techniques or skilled endovascular physicians with limited experience using the device. There may be increased risk of injury if such physicians attempt SilverHawk procedures in peripheral arteries outside this area of the body. Not requiring training specific to the use of our device in various parts of the body may expose us to greater risk of product liability if injuries occur during the SilverHawk procedure. If demand for the SilverHawk continues to grow, less skilled surgeons will likely use the device, potentially leading to more injury and an increased risk of product liability.

The use or misuse of the SilverHawk in the peripheral and coronary arteries has in the past resulted, and may in the future result, in complications, including damage to the treated artery, internal bleeding, limb loss and death, potentially leading to a product liability claim. The SilverHawk is not FDA-cleared or approved for treatment of carotid arteries, which are arteries leading to the brain, coronary arteries, or in-stent restenosis in the United States. Our sales force does not promote the product for off-label uses, and our U.S. instructions for use specify that the SilverHawk is not intended for use in the coronary arteries or carotid arteries. However, we cannot prevent a physician from using the SilverHawk for these off-label applications. The application of the SilverHawk to coronary arteries, as opposed to peripheral arteries, is more likely to result in complications that have serious consequences. For example, if excised plaque were not captured properly in our device, it could be carried by the bloodstream to a narrower location, blocking a coronary artery, leading to a heart attack, or blocking an artery to the brain, leading to a stroke. We have had three reported incidents of stroke in our halted coronary trial, which may have been caused by excised arterial plaque entering the bloodstream. We continue to sell in the European Union a version of the SilverHawk for use in the coronary arteries that does not incorporate some modifications and product enhancements we have made in later generations of our peripheral device, including an improved catheter shaft that may allow for more precise and stable rotational positioning, a marker that may allow for improved placement of the catheter and cutting blade, and an improved handle and interface designed to provide the user with greater control. We are currently in the process of incorporating these design improvements into the European version of the SilverHawk used in coronary arteries. Until these improvements are available in the European version of the SilverHawk, there could be greater risk of injury with that product. We attempt to mitigate this risk of injury and potential resulting product liability by selling primarily to experienced users and selling only very limited quantities of the device, comprising approximately 3% of all units sold in the nine months ended September 30, 2004 for coronary applications in the European Union. If the SilverHawk is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results.

We compete against very large and well-known stent and angioplasty device manufacturers, including Abbott Laboratories, Boston Scientific, Cook, Guidant, Johnson & Johnson and Medtronic. We also compete against smaller manufacturers, including, among others: Cryovascular, a manufacturer of angioplasty devices containing a cooling mechanism; ev3, a manufacturer of peripheral vascular stents; Spectranetics, a manufacturer of excimer lasers for the treatment of coronary artery disease and PAD; and Vascular Architects, a manufacturer of stents. There are also several other companies that provide products used by surgeons in peripheral bypass procedures. Other competitors include pharmaceutical companies that manufacture drugs for the treatment of mild to moderate PAD. Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations.

Our ability to compete effectively depends on our ability to distinguish our company and the SilverHawk from our competitors and their products, and includes such factors as:

•	the SilverHawk’s ability to treat PAD safely and effectively;

•	predictable clinical performance;

•	ease of use;

•	price;

•	adequate third-party reimbursement; and

•	brand and name recognition.

Our competitors with greater financial resources could acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product, which may cause our revenue to decline and would harm our business.

Our ability to compete also depends on our ability to innovate successfully. If our competitors can compete directly against us or demonstrate the safety and efficacy of other methods of treating PAD, our revenue may decline.

The market for medical devices is highly competitive, dynamic, and marked by rapid and substantial technological development and product innovations. There are few barriers that would prevent new entrants or existing competitors from developing products that compete directly with ours. Demand for the SilverHawk could be diminished by equivalent or superior products and technologies offered by competitors. For example, drug-eluting stents have been developed for treating coronary artery disease and have been rapidly adopted. Cook and Johnson & Johnson are each currently conducting clinical trials for the use of drug-eluting stents in the peripheral vasculature, which if successful may impact future SilverHawk sales. If we are unable to innovate successfully, the SilverHawk could become obsolete and our revenue would decline as our customers purchase our competitors’ products.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell the SilverHawk.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-

party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign the SilverHawk to avoid infringement. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the SilverHawk, which would have a significant adverse impact on our business.

We are aware of patents held by Guidant that may be asserted against us in litigation that could be costly and could limit our ability to sell the SilverHawk.

We are aware of patent families related to catheter positioning and atherectomy, or plaque removal, owned or licensed by Guidant. With regard to atherectomy patents, one of our founders, Dr. John Simpson, founded a company prior to founding our company that developed an atherectomy device that is currently sold by Guidant, and he is a listed inventor on several patents covering that device. Those patents are now held by Guidant. Guidant’s device is currently marketed and sold for use in coronary arteries. We are not currently aware of any claims Guidant has made or intends to make against us. Because of a doctrine known as “assignor estoppel,” if any of Dr. Simpson’s earlier patents are asserted against us by Guidant, we may be prevented from asserting an invalidity defense regarding those patents, and our defense may be compromised. Guidant has significantly greater financial resources than we do to pursue patent litigation and can assert these patent families against us at any time. Adverse determinations in such litigation could prevent us from manufacturing or selling the SilverHawk, which would have a significant adverse impact on our business.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

We rely on patents, trade secret laws and confidentiality agreements to protect our technology and products. Our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we have obtained or will obtain in the future might be invalidated or circumvented by third parties. Should such challenges be successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. In addition, competitors could purchase a SilverHawk device and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

If we fail to obtain and maintain necessary regulatory clearances or approvals for the SilverHawk, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

The SilverHawk is a medical device that is subject to extensive regulation by FDA in the United States and by regulatory agencies in other countries where we do business. Government regulations specific to medical devices are wide-ranging and govern, among other things:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	premarketing clearance or approval;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

Before a new medical device or a new use of, or claim for, an existing product can be marketed in the United States, a company must first apply for and receive either 510(k) clearance or premarketing approval from FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. Although we have obtained 510(k) clearance to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature, our clearance can be revoked if safety or efficacy problems develop. We voluntarily suspended our U.S. clinical trial for the use of the SilverHawk in coronary arteries. To market the SilverHawk in the United States for this use, we must successfully complete a clinical trial, submit a premarket approval application to FDA and obtain premarket approval. Therefore, even if we believe we have successfully developed the SilverHawk for use in the coronary arteries, we may not be permitted to market our device for this indication in the United States for a number of years, if at all. Delays in obtaining approval could adversely affect our future growth.

We are also subject to medical device reporting regulations that require us to report to FDA if our product causes or contributes to a death or serious injury or malfunctions. As of September 30, 2004, FDA had received eight medical device reports regarding the SilverHawk procedure, which included two deaths with no device implications, three stent and device interactions requiring surgery, one tip delamination, one tip detachment requiring surgical retrieval and one iliac perforation repaired surgically. The identification or increased frequency of serious safety risks could result in product recall or withdrawal of our clearance or approval.

FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

Modifications to the SilverHawk may require new 510(k) clearances or premarket approvals or may require us to recall or cease marketing the SilverHawk until clearances are obtained.

Modifications to the SilverHawk may require new 510(k) clearances or premarket approvals or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, the SilverHawk in a timely fashion, or at all. Delays in obtaining required future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to the SilverHawk in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the SilverHawk as modified, which could harm our operating results and require us to redesign the SilverHawk. In these circumstances, we may be subject to significant enforcement actions.

If we or our suppliers fail to comply with FDA’s Quality System Regulation, our manufacturing operations could be delayed and SilverHawk sales could suffer.

Our manufacturing processes and those of our suppliers are required to comply with FDA’s Quality System Regulation, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of the SilverHawk. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. We were recently inspected by FDA, and two minor observations were noted. We corrected the observations, and they were verified by FDA. If we fail a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline.

The SilverHawk has been and may in the future be subject to product recalls that could harm our reputation.

FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. In June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization. Thirty-eight of 127 affected devices were used in procedures on patients. While no adverse events were reported 30 days after these procedures, we have been unable to determine whether the devices we recalled were contaminated or whether the laboratory that initially tested the recalled devices incorrectly concluded that the units were not sterile. We continue to use both the testing facility and sterilization facility involved in the recall. We have not received a formal closure notice from the FDA regarding the recall. Additional recalls of the SilverHawk would divert managerial and financial resources, harm our reputation with customers and have an adverse effect on our financial condition and results of operations. A recall announcement would negatively affect our stock price.

Changes in coverage and reimbursement for procedures using the SilverHawk could affect the adoption of the SilverHawk and our future revenue.

Currently, the SilverHawk procedure is typically reimbursed by third-party payors, including Medicare and private healthcare insurance companies, under existing atherectomy codes. These payors may adversely change their coverage and reimbursement policies, as well as payment amounts. Also, healthcare reform legislation or regulation may be proposed or enacted in the future, which may adversely affect such policies and amounts. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and other providers are unable to obtain adequate coverage and reimbursement for the SilverHawk procedure, they are less likely to use it and our business would be adversely impacted.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If our past or present operations, including our consulting arrangements with physicians who use our product, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

The expense and potential unavailability of insurance coverage for our company or our customers could adversely affect our ability to sell the SilverHawk, which would harm our business.

We may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our financial condition and operating results.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of the SilverHawk. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using the SilverHawk and potential customers may opt against purchasing the SilverHawk due to the cost or inability to procure insurance coverage.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Any of our officers and other key employees may terminate their employment at any time. The loss of any of our senior management team could harm our business. Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would harm our ability to compete effectively and grow our business. The announcement of the loss of one of our key employees could negatively affect our stock price.

Compliance with environmental laws and regulations could be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations produce biological waste materials, such as human and animal tissue, and waste solvents, such as isopropyl alcohol. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation. Our leased Bay Road facility was formerly occupied by Rohm & Haas and Occidental Chemical Company and contains residual contamination in soil and groundwater from these past industrial operations. Rohm & Haas and Occidental Chemical Company previously performed soil remediation on the property under the supervision of the California Regional Water Quality Control Board. Rohm &

Haas has indemnified the owner of the Bay Road facility and its tenants against costs associated with the residual contamination, but there can be no assurance that this indemnification will be adequate to cover the extent of the liability. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

To market and sell the SilverHawk internationally, we depend on distributors, and they may not be successful.

For the quarter ended September 30, 2004, we derived approximately one percent of our net revenue from international sales. International sales as a percentage of net revenue may decrease in the near term as we focus our efforts on the sale of the SilverHawk in the United States. We currently depend on third-party distributors to sell the SilverHawk internationally, and if these distributors underperform, we may be unable to increase or maintain our level of international revenue. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we sell the SilverHawk. Distributors may not commit the necessary resources to market and sell the SilverHawk to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected long-term international revenue growth.

Risks Related to This Offering

Our common stock has never been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this initial public offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The public trading price for our common stock after this offering will be affected by a number of factors, including:

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	announcements related to patents issued to us or our competitors and to litigation; and

•	developments in our industry.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These factors may materially and adversely affect the market price of our common stock.

If the publication of a September 2004 Endovascular Today supplement or other publications regarding our company or the SilverHawk were held to be in violation of the Securities Act, we could be required to repurchase securities sold in this offering. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

Information about the SilverHawk has been published as a supplement to the September 2004 issue of Endovascular Today. The supplement, which has been filed as an exhibit to our registration statement of which this prospectus forms a part, was produced at our direction and expense. The supplement contains information concerning the use of the SilverHawk in various applications and surgical techniques associated with such applications, which was discussed by participants in our National SilverHawk Summit, a conference we held in June 2004. Participants in the conference were not paid for their attendance. However, we did pay for their travel, lodging, and related costs incurred while attending the conference and, of the 30 participants, 13 are consultants to our company who have been compensated for their consulting services in cash and stock. These consulting arrangements do not include attendance at the conference, but rather evaluating new product development, preparing individual case studies, and delivering presentations at medical meetings. In addition, 18 of these participants purchased shares in our 2004 preferred stock financing. Excluding Dr. John Simpson, who is our founder, one of our major stockholders and one of our directors, these participants hold an aggregate of 436,661 shares of common stock on an as-converted post-split basis.

The supplement also contains information regarding interim results of our TALON registry, results from two single-center studies of the SilverHawk and results from two individual cases. The supplement was distributed along with the September 2004 issue of Endovascular Today to approximately 22,000 members of the endovascular community. The supplement was also distributed by us and by Endovascular Today at our respective booths at the September 2004 Transcatheter Cardiovascular Therapeutics conference, the premier conference in our industry, has been distributed by members of our sales force to customers and potential customers and is available on Endovascular Today’s website. The supplement presents certain statements about the SilverHawk device in isolation and does not disclose many of the related risks and uncertainties described in this prospectus. As a result, the supplement should not be considered in isolation, and you should make your investment decision only after reading this entire prospectus carefully.

Investors should be aware of the following clarifications of and corrections to the supplement’s content:

•	The supplement references use of the SilverHawk in the renal (lower back), subclavian (under the breastbone), and iliac (upper pelvis) arteries, as well as in arteriovenous fistulas (clumps of deformed arteries). We do not recommend the SilverHawk device for use in these applications, although the SilverHawk is FDA-cleared for use throughout the peripheral vasculature.

•	The supplement references the use of the SilverHawk for in-stent restenosis. The SilverHawk is contraindicated for in-stent restenosis, and we do not promote such use.

From time-to-time articles regarding our company and the SilverHawk are published. For example, an article appears in the October 2004 issue of Endovascular Today authored by a doctor from the Vascular Intervention Center in Florida. The article discusses the use of the SilverHawk for removal of plaque from the superficial femoral artery as an alternative to other treatments and the Center’s experience with the device. Such publications should not be relied upon in making an investment decision in our company. You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. You should rely only on the information contained in this prospectus in making your investment decision.

We do not believe that the publication and distribution of the Endovascular Today supplement or other articles that have been published constitute a violation of Section 5 of the Securities Act. However, if we were held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price, plus statutory interest from the date of purchase, for a period of one year following the date of the violation. We would contest vigorously any claim that a violation of the Securities Act occurred.

New investors in our common stock will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $9.25 in net tangible book value per share of common stock, based on an assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See “Dilution.”

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, the market price of our common stock could decline. There will be approximately 13,657,721 shares of common stock, including shares issued upon the exercise of options or warrants outstanding as of September 30, 2004, eligible for sale beginning 180 days after the date of this prospectus, subject to an extension of no more than 34 additional days. Sales of these shares could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our directors, officers and principal stockholders each holding more than 5% of our common stock collectively will control approximately 51.6% of our outstanding common stock, assuming the exercise of all options and warrants held by such persons and without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, would be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds from this offering.

The net proceeds of this offering will be allocated to sales and marketing initiatives, research and development activities, and general corporate purposes, including potential acquisitions of complementary products, technologies or businesses. Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and Delaware law could discourage a takeover.

Our amended and restated certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 4,500,000 shares of our common stock that we are selling in this offering will be approximately $52.5 million, based on an assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $60.7 million.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$23.0 million for sales and marketing initiatives to support the ongoing commercialization of the SilverHawk; and

•	$5.0 million for research and development activities, including support of product development, regulatory and clinical study initiatives.

We intend to use the remainder of our net proceeds for general corporate purposes. We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (a) the conversion of all our outstanding convertible preferred stock into 15,559,875 shares of common stock immediately prior to the completion of this offering, (b) the reclassification of the proceeds of the restricted preferred stock outstanding from an accrued liability to additional paid-in capital in the amount of $1.2 million, (c) the acceleration of deferred compensation expense associated with the assumed vesting of the restricted preferred stock in the amount of $766,000 and (d) receipt of net proceeds from the sale of 4,500,000 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

	As of June 30, 2004
	Actual	Pro Forma As Adjusted (unaudited)
	(in thousands, except share and per share data)
Convertible preferred stock, $0.001 par value; 17,050,000 shares authorized, 15,361,111 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	$78,308	$—

Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Stockholders’ equity:
Common stock, $0.001 par value; 23,000,000 shares authorized, 818,942 shares issued and outstanding, actual; 50,000,000 shares authorized and 20,878,817 shares issued and outstanding, pro forma as adjusted	1	21
Additional paid-in capital	18,347	150,363
Deferred stock-based compensation, net	(13,512)	(12,746)
Accumulated deficit	(58,621)	(59,387)

Total stockholders’ equity (deficit)	(53,785)	78,251

Total capitalization	$24,523	$78,251

The table above excludes as of June 30, 2004:

•	212,670 shares issuable upon exercise of outstanding warrants at an exercise price of $3.04 per share;

•	3,658,335 shares issuable upon the exercise of outstanding options at a weighted-average exercise price of approximately $0.63 per share;

•	1,088,766 shares to be reserved for issuance upon the exercise of options available for grant under our 1997 Stock Plan and 2004 Equity Incentive Plan; and

•	600,000 shares reserved for issuance under our 2004 Employee Stock Purchase Plan.

Between June 30, 2004 and September 30, 2004, options to purchase 1,223,077 shares of common stock were exercised, and 13,573 shares were repurchased by us at the original purchase price for such shares.

The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus, of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of June 30, 2004 was $(53.8) million. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of our common stock outstanding on June 30, 2004, and assumes the conversion of all of our outstanding preferred stock into shares of our common stock immediately prior to the closing of this offering.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at the assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2004 would have been approximately $78.3 million. This amount represents an immediate increase in pro forma net tangible book value of $2.18 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $9.25 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of June 30, 2004	$(65.68)
Increase per share due to assumed conversion of all shares of preferred stock	67.25

Pro forma net tangible book value per share as of June 30, 2004	1.57
Increase per share to existing investors	2.18

Pro forma as adjusted net tangible book value per share after the offering		3.75

Dilution per share to new investors		$9.25

The following table sets forth, on a pro forma as adjusted basis, as of June 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $13.00 per share, the mid-point of the range on the front cover of this prospectus.

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	16,378,817	78.4%	$80,881,428	58.0%	$4.94
New investors	4,500,000	21.6	58,500,000	42.0	13.00

Total	20,878,817	100.0%	$139,381,428	100.0%

Assuming the exercise in full of all options and warrants and the acceleration of vesting of the restricted convertible preferred stock outstanding as of June 30, 2004, the number of shares purchased by existing stockholders would be increased by 3,871,005 shares to 20,249,822 shares, representing 81.8% of shares purchased, total consideration paid by them would be increased by approximately $2,939,517 to $83,820,945, representing 58.9% of total consideration, and the weighted-average price per share paid by them would be decreased by $0.80 per share to $4.14 per share.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 76.0% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 5,175,000, or approximately 24.0% of the total number of shares of our common stock outstanding after this offering.

The tables above exclude as of June 30, 2004:

•	212,670 shares issuable upon exercise of outstanding warrants at an exercise price of $3.04 per share;

•	3,658,335 shares issuable upon the exercise of outstanding options at a weighted-average exercise price of approximately $0.63 per share;

•	1,088,766 shares reserved for issuance upon the exercise of options available for grant under our 1997 Stock Plan and 2004 Equity Incentive Plan; and

•	600,000 shares reserved for issuance under our 2004 Employee Stock Purchase Plan.

Between June 30, 2004 and September 30, 2004, options to purchase 1,223,077 shares of common stock were exercised and 13,573 shares were repurchased by us at the original purchase price paid for such shares.

The exercise of options and warrants, all of which have an exercise price less than the assumed initial public offering price, would increase the dilution to new investors an additional $0.47 per share, to $9.72 per share.

SELECTED FINANCIAL DATA

The following table presents selected historical financial data. We derived the selected statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004 and balance sheet data as of December 31, 2002 and 2003 and June 30, 2004 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected statements of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 from our audited financial statements that do not appear in this prospectus. We derived the statements of operations data for the six months ended June 30, 2003 from our unaudited financial statements that are included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Net revenue	$—	$—	$—	$12	$2,585	$226	$12,272
Cost of revenue(1)	—	—	—	95	4,503	980	10,157

Gross profit (loss)	—	—	—	(83)	(1,918)	(754)	2,115

Operating expenses:
Research and development(1)	4,540	4,198	4,360	6,570	5,785	3,505	2,963
Selling, general and administrative(1)	928	1,060	989	1,548	6,792	1,927	14,207
Write-off of acquired in-process research and development	117	—	—	—	—	—	—

Total operating expenses	5,585	5,258	5,349	8,118	12,577	5,432	17,170

Loss from operations	(5,585)	(5,258)	(5,349)	(8,201)	(14,495)	(6,186)	(15,055)
Interest and other income	371	108	210	73	183	110	56
Interest and other expense	(46)	(92)	(278)	(78)	(35)	(33)	(2)

Net loss	$(5,261)	$(5,242)	$(5,417)	$(8,206)	$(14,347)	$(6,109)	$(15,001)

Dividend related to beneficial conversion feature of convertible preferred stock(2)	—	—	—	—	(24)	(24)	(15,977)

Net loss attributable to common stockholders	$(5,261)	$(5,242)	$(5,417)	$(8,206)	$(14,371)	$(6,133)	$(30,978)

Basic and diluted net loss per common share	$(14.95)	$(10.40)	$(10.28)	$(15.00)	$(24.69)	$(10.65)	$(43.82)

Basic and diluted weighted-average number of shares used in per common share calculations	352	504	527	547	582	576	707

Basic and diluted pro forma net loss per common share (unaudited)(3)					$(1.36)		$(2.38)

Basic and diluted weighted-average number of shares used in pro forma per common share calculations (unaudited)(3)					10,566		13,033

(1) Includes the following stock-based compensation charges:
Cost of revenue	$—	$—	$—	$—	$95	$43	$138
Research and development	—	—	—	1	232	121	173
Selling, general and administrative	11	24	1	4	1,109	390	1,918

Total	$11	$24	$1	$5	$1,436	$554	$2,229

(2)	In connection with the issuance of preferred stock in 2004, we recorded a non-cash charge representing the deemed dividend relating to the intrinsic value of the beneficial conversion feature of the preferred stock. See Note 8 of the notes to our financial statements.

(3)	See Note 13 of the notes to our financial statements for a description of the method used to compute pro forma basic and diluted net loss per common share and weighted-average number of shares used in pro forma per common share calculations.

	As of December 31,					As of June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,485	$88	$6,765	$1,086	$7,511	$22,134
Working capital	3,808	(1,467)	6,294	(1,575)	7,366	21,451
Total assets	5,469	901	7,587	1,988	11,416	31,960
Long-term liabilities	547	182	—	—	—	—
Convertible preferred stock	14,371	14,371	27,374	27,374	49,998	78,308
Total stockholders’ equity (deficit)	4,195	(902)	7,022	(28,230)	(41,109)	(53,785)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, manufacture and sell medical devices primarily for the treatment of peripheral artery disease. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death. Our first product, the SilverHawk Plaque Excision System, is a minimally-invasive, disposable catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries.

From our inception in 1996 until July 2003, our operations consisted primarily of start-up activities, including developing the SilverHawk, recruiting personnel and raising capital. We received clearance from FDA to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature in June 2003. In July 2003, we began to build our U.S. direct sales organization and initiated sales of the SilverHawk to several large medical centers in the United States. In January 2004, we commenced full commercial introduction of the SilverHawk in the United States. The SilverHawk is not approved in the United States for use in the coronary or carotid arteries. We received our CE Mark to market the SilverHawk for coronary applications in October 2002 and for peripheral applications in May 2003. We began commercial sales in Europe in November 2002. We currently sell the SilverHawk in limited quantities through four distributors in four European countries for both coronary and peripheral applications. To date, our sales outside of the United States have been limited, and we expect our international sales to remain limited for the foreseeable future.

We are expanding our direct sales force in the United States to further penetrate the PAD market. We have increased our sales force from 20 employees as of January 1, 2004 to 69 employees as of September 30, 2004, and we expect to continue to grow our sales force. We market the SilverHawk through our direct sales force in the United States primarily to interventional cardiologists, as well as to vascular surgeons and interventional radiologists. We sell the SilverHawk to over 500 hospital customers in the United States. No single customer accounted for more than 5% of our net revenue in the six months ended June 30, 2004. Reimbursement claims for the SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other third-party payors using established billing codes for atherectomy procedures.

We manufacture the SilverHawk with parts manufactured in-house and components supplied by vendors, which we then assemble, test and package. We offer eight different SilverHawk models, five in the United States and three in Europe, of various catheter diameters and tip lengths to accommodate differing artery sizes and amounts of plaque.

For the six months ended June 30, 2004, we generated net revenue of $12.3 million and a net loss of $15.0 million. As of June 30, 2004, our accumulated deficit was $58.6 million. We have not been profitable since inception. We expect to continue to incur net losses for the foreseeable future as we expand our sales force and grow our operations.

Results of Operations

Six Months Ended June 30, 2003 and 2004

Net Revenue.    Net revenue is derived from sales of the SilverHawk. Net revenue increased from $226,000 in the six months ended June 30, 2003 to $12.3 million in the six months ended June 30, 2004. The increase in net revenue was attributable to product sales to customers following FDA clearance in June 2003, the full commercial launch of the SilverHawk in the United States in January 2004 and the significant expansion of our sales force. The number of SilverHawk devices sold increased from more than 200 in the six months ended June 30, 2003 to more than 7,000 in the six months ended June 30, 2004, and our average sales price per unit increased from approximately $900 in the six months ended June 30, 2003 to approximately $1,700 in the six months ended June 30, 2004. The increase in devices sold and average sales price per unit in the six months ended June 30, 2004 compared to the six months ended June 30, 2003 was primarily due to the initiation of direct sales to end users in the United States that commenced in July 2003. We expect our net revenue to increase as we continue to expand our sales force to increase penetration of the U.S. PAD market.

Cost of Revenue.    Cost of revenue consists primarily of material, labor and overhead costs. Cost of revenue increased from $980,000 in the six months ended June 30, 2003 to $10.2 million in the six months ended June 30, 2004. The increase was primarily attributable to the increase in the number of SilverHawk devices sold. As a percentage of net revenue, cost of revenue decreased from 434% in the six months ended June 30, 2003 to 83% in the six months ended June 30, 2004. Primary factors that contributed to the decrease in the cost of revenue as a percentage of net revenue included improved absorption of manufacturing overhead costs associated with increased production volumes, improved purchasing efficiencies for supplies and materials, and improved labor and manufacturing efficiencies, partially offset by an increase in stock-based compensation of $95,000. We expect that cost of revenue as a percentage of net revenue will continue to decrease as we implement cost reduction initiatives and benefit from economies of scale.

Research and Development.    Research and development expenses consist primarily of personnel costs within our product development, regulatory and clinical organizations and the costs of clinical trials. Research and development expenses decreased from $3.5 million in the six months ended June 30, 2003 to $3.0 million in the six months ended June 30, 2004. The decrease was primarily attributable to an $880,000 decrease in expenses related to clinical trials, partially offset by a $250,000 increase in product development expenses, a $200,000 increase in personnel related costs and a $52,000 increase in stock-based compensation. As a percentage of net revenue, research and development expenses were 24% in the six months ended June 30, 2004. In future periods, we expect research and development expenses to grow in absolute terms but decrease as a percentage of net revenue as we enhance the capabilities of the SilverHawk and explore new applications and indications for our plaque excision technology platform.

Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of personnel costs for sales, marketing and administrative personnel, and costs associated with participation in medical conferences, physician symposia and promotional activities. These expenses increased from $1.9 million in the six months ended June 30, 2003 to $14.2 million in the six months ended June 30, 2004. The increase was primarily attributable to an $8.4 million increase in personnel costs primarily related to additional hiring of sales and marketing personnel, a $1.5 million increase in stock-based compensation, an $850,000 increase in travel and related expenses attributable to selling and marketing activities and a $710,000 increase in marketing and promotional activities. As a percentage of net revenue, selling, general and administrative expenses in the six months ended June 30, 2004 were 116%. We expect to incur additional operating costs, such as professional fees and insurance costs, related to the growth of our business and our operations as a public company. We expect SG&A expenses to increase in absolute terms as we expand our sales and marketing efforts, but to decrease as a percentage of net revenue as we leverage our existing selling, general and administrative infrastructure.

Interest and Other Income.    Interest and other income decreased from $110,000 in the six months ended June 30, 2003 to $56,000 in the six months ended June 30, 2004. The decrease in interest and other income is primarily attributable to lower cash, cash equivalents and short-term investment balances that decreased as a result of cash used to support operations.

Interest and Other Expense.    Interest and other expense decreased from $33,000 in the six months ended June 30, 2003 to $2,000 in the six months ended June 30, 2004. The decrease in interest and other expense is primarily attributable to the conversion of convertible promissory notes into convertible preferred stock in January 2003.

Beneficial Conversion Feature.    The issuance of Series D and Series E convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with Emerging Issues Task Force No. 00-27, “Application of Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio,” to Certain Convertible Instruments,” based on the conversion price and fair value of the common stock on the date of issuance. Accordingly, we recognized $24,000 and $16.0 million as a charge to additional paid-in-capital to account for the deemed dividend on the convertible preferred stock as of the issuance date in 2003 and 2004, respectively. The amount of the deemed dividend related to the beneficial conversion feature was recorded upon issuance of the convertible preferred stock, as the convertible preferred stock can be converted to common stock by the holder at any time.

Years Ended December 31, 2001, 2002 and 2003

Net Revenue.    Net revenue increased from $0 in 2001 to $12,000 in 2002 and to $2.6 million in 2003. We commenced sales to European distributors in the fourth quarter of 2002 following receipt of CE Mark approval for coronary applications in October 2002 and recognized net revenue of $12,000 in connection with these sales. The increase from 2002 to 2003 was attributable primarily to product sales to customers in the United States following receipt of FDA clearance and the commencement of sales to several large U.S. medical centers beginning in July 2003.

Cost of Revenue.    Cost of revenue increased from $0 in 2001 to $95,000 in 2002 and to $4.5 million in 2003. The increase was primarily attributable to increased sales of SilverHawk devices. As a percentage of net revenue, cost of revenue was 792% in 2002 and 174% in 2003. Primary factors that contributed to the decrease in the cost of revenue as a percentage of net revenue between 2002 and 2003 included greater absorption of manufacturing overhead costs associated with increased production volumes, improved purchasing efficiencies for supplies and materials and improved labor and manufacturing efficiency, partially offset by a $95,000 increase in stock-based compensation.

Research and Development.    Research and development expenses increased from $4.4 million in 2001 to $6.6 million in 2002 and decreased to $5.8 million in 2003. The increase from 2001 to 2002 was primarily attributable to a $1.1 million increase in personnel-related costs, a $560,000 increase in product development supplies and services and a $510,000 increase in expenses related to our clinical trials. The decrease from 2002 to 2003 was primarily attributable to a $1.1 million decrease in personnel-related costs resulting from redeployment of resources previously dedicated to research and development to commercial manufacturing efforts, a $285,000 decrease in depreciation and amortization and a $174,000 decrease in travel and related expenses, partially offset by a $950,000 increase in expenses related to clinical trials and a $232,000 increase in stock-based compensation.

Selling, General and Administrative.    Selling, general and administrative expenses increased from $989,000 in 2001 to $1.5 million in 2002 and to $6.8 million in 2003. The increase from 2001 to 2002 was primarily attributable to a $250,000 increase in personnel costs, a $160,000 increase in promotional activities and a $110,000 increase in travel and related expenses. The increase from 2002 to 2003 was primarily attributable to a $2.9 million increase in personnel costs primarily related to additional hiring of sales and marketing personnel, a $1.1 million increase in stock-based compensation, a $450,000 increase in travel and related expenses attributable to selling and marketing activities and a $240,000 increase in marketing and promotional activities.

Interest and Other Income.    Interest and other income decreased from $210,000 in 2001 to $73,000 in 2002 and increased to $183,000 in 2003. The decrease in interest and other income from 2001 to 2002 was primarily attributable to lower cash, cash equivalent and short-term investment balances and lower interest rates. The increase in interest and other income from 2002 to 2003 was primarily attributable to higher cash, cash equivalents and short-term investment balances.

Interest and Other Expense.    Interest and other expense decreased from $278,000 in 2001 to $78,000 in 2002 and $35,000 in 2003. The decrease in interest and other expense from 2001 to 2002 and from 2002 to 2003 was primarily attributable to the reduction in outstanding notes payable and convertible promissory note balances.

Quarterly Results of Operations

The following table sets forth our unaudited operating results for each of the six quarters preceding and including the period ended June 30, 2004. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such period. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. Research and development expenses fluctuated from quarter to quarter primarily as a result of variations in expenses related to our clinical trials. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(in thousands, unaudited)
Statements of Operations Data:
Net revenue	$107	$119	$650	$1,709	$4,775	$7,497
Cost of revenue(1)	516	464	1,024	2,499	4,109	6,048

Gross profit (loss)	(409)	(345)	(374)	(790)	666	1,449
Operating expenses:
Research and development(1)	1,449	2,056	1,137	1,143	1,215	1,748
Selling, general and administrative(1)	819	1,108	1,756	3,109	5,669	8,538

Total operating expenses	2,268	3,164	2,893	4,252	6,884	10,286

Loss from operations	(2,677)	(3,509)	(3,267)	(5,042)	(6,218)	(8,837)
Interest and other income	47	63	41	32	26	30
Interest and other expense	(30)	(3)	(2)	—	—	(2)

Net loss	$(2,660)	$(3,449)	$(3,228)	$(5,010)	$(6,192)	$(8,809)

(1) Includes the following stock-based compensation charges:
Cost of revenue	$21	$22	$24	$28	$38	$100
Research and development	60	61	50	61	72	101
Selling, general and administrative	159	231	311	408	898	1,020

Total	$240	$314	$385	$497	$1,008	$1,221

Deferred Stock-Based Compensation

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and directors and the estimated fair value of our common stock at the time of grant. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenue, research and development expenses and selling, general and administrative expenses. Deferred stock-based compensation recorded through June 30, 2004 was $16.3 million, with accumulated amortization of $2.8 million. The remaining $13.5 million will be amortized over the vesting periods of the options, generally four years from the date of grant. We currently expect to record amortization expense for deferred stock-based compensation as follows:

For the Year	Amount
Six months ended December 31, 2004	$2.0 million
2005	$4.0 million
2006	$4.0 million
2007	$3.1 million
2008	$0.4 million

Stock-based compensation expenses related to stock options granted to non-employees are recognized as the stock options are earned. The amount of stock-based compensation expenses to be recorded in future periods may decrease if unvested options are subsequently cancelled. Our stock-based compensation expenses will fluctuate as the fair market value of our common stock fluctuates.

Income Taxes

Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance and no benefit has been recognized for the net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances have been established as of December 31, 2001, 2002 and 2003 and June 30, 2004 to reflect these uncertainties.

As of June 30, 2004, we had net operating loss carryforwards of approximately $38.8 million and $37.4 million available to reduce future taxable income, if any, for federal and California state income taxes, respectively. The net operating loss carryforwards begin to expire by 2011 and 2006 for federal and California income taxes, respectively. We also had federal and state research and development credit carryforwards of approximately $895,000 and $843,000, respectively, at December 31, 2003. The federal credits will expire starting in 2020 if not utilized. Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

Liquidity and Capital Resources

As of June 30, 2004, our accumulated deficit was $58.6 million. We currently invest our cash and cash equivalents in large money market funds consisting of debt instruments of the U.S. government, its agencies and high-quality corporate issuers. We place our short-term investments primarily in U.S. government bonds and commercial paper. Since inception, we have financed our operations primarily through private sales of convertible preferred stock resulting in aggregate net proceeds of $78.3 million.

As of June 30, 2004, we did not have any outstanding or available debt financing arrangements or off-balance sheet liabilities. We had cash, cash equivalents and short-term investments of $22.1 million, and our primary source of liquidity was $19.1 million in cash and cash equivalents.

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2003 excluding the convertible preferred stock to be converted into common stock in connection with this offering:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 year	1-3 years	3-5 years	More Than 5 years
	(in thousands)
Operating leases	$6,337	$529	$2,503	$1,744	$1,561
Related party consulting agreement	1,500	183	900	417	—
Royalty obligation	120	40	80	—	—

	$7,957	$752	$3,483	$2,161	$1,561

The long-term commitments under operating leases shown above consist of payments related to our real estate leases in Redwood City, California expiring in 2005 and 2011.

We entered into a consulting agreement with the chairman of our board of directors, Dr. Simpson, pursuant to which he provides us with consulting services and is paid $25,000 per month.

For 2006 and each year thereafter, the quarterly minimum royalty obligation equals the prior year’s minimum royalty adjusted by a percentage equal to the percentage change in the consumer price index for the prior calendar year as reported by the U.S. Department of Labor. Unless terminated earlier, the term of the royalty obligation will continue until the expiration of the last to expire patent that covers that licensed product in such country or for a period of 15 years following commercial sales, whichever is longer.

Net Cash Used in Operating Activities.    Net cash used in operating activities was $13.5 million in the first six months of 2004. Net cash used in operating activities was $4.5 million, $7.7 million and $12.5 million for 2001, 2002 and 2003, respectively. For each of these periods, net cash used in operating activities was attributable primarily to net losses after adjustment for non-cash depreciation and amortization, amortization of deferred stock-based compensation charges and increases in working capital requirements due to increased sales of the SilverHawk.

Net Cash Provided by (Used in) Investing Activities.    Net cash provided by (used in) investing activities was $358,000 for the first six months of 2004. Net cash provided by (used in) investing activities was $(4.5) million, $3.5 million and $5.1 million for 2001, 2002 and 2003, respectively. For each of these periods, net cash provided by (used in) investing activities reflected purchases of property and equipment, primarily for research and development, information technology, manufacturing operations and capital improvements to our facilities and purchases or sales and maturities of short-term investments.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was $29.6 million for the first six months of 2004. Net cash provided by financing activities was $11.8 million, $2.4 million and $9.0 million for 2001, 2002 and 2003, respectively. These amounts primarily reflect the sales of convertible preferred stock during 2001, 2003 and the first six months of 2004 and the sale of convertible promissory notes and warrants during 2002, partially offset by the repayment of a line of credit during 2001 and 2002.

Our future capital requirements depend on numerous factors. These factors include but are not limited to the following:

•	revenue generated by sales of the SilverHawk;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	rate of progress and cost of our research and development activities;

•	costs of obtaining and maintaining FDA and other regulatory clearances of the SilverHawk;

•	effects of competing technological and market developments; and

•	number and timing of acquisitions and other strategic transactions.

We believe that our current cash, cash equivalents and short-term investments, along with the cash we expect to generate from operations and our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If these sources of cash and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories, warranty reserve, income taxes and deferred stock-based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition.” SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. We generally use contracts and customer purchase orders to determine the existence of an arrangement. We use shipping documents and third-party proof of delivery to verify that title has transferred. We assess whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction. In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured, we would defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Accounts Receivable.    We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past.

Warranty Reserve.    We provide for the estimated cost of product warranties at the time revenue is recognized. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory.    We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a monthly basis and updated as necessary to reflect changes in raw material costs and labor and overhead rates. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of revenue and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins.

Accounting for Income Taxes.    Our income tax policy records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss and tax credit carry forwards. We have recorded a full valuation allowance to reduce our deferred tax asset. Based on available objective evidence, it is more likely than not that the deferred tax asset will not be realized. In the event that we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the deferred tax asset would increase net income in the period such determination was made.

Stock-Based Compensation.    We have stock option plans to reward our employees and directors. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations and apply the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, as amended by SFAS No. 148. We have recorded stock-based compensation based upon the difference between the estimated fair value of common stock on the date of grant and the option exercise price. The fair value of the common stock for options granted during January 1, 2003 through June 30, 2004 was originally estimated by our board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist. Subsequently, we reassessed the valuations of common stock relating to grants of options during the 18 months ended June 30, 2004. As disclosed more fully in Note 10 of the notes of our financial statements, we granted stock options and restricted preferred stock with exercise prices ranging from $0.32 to $6.00 during the 18 months ended June 30, 2004. In addition, we determined that the fair value of our common stock increased from $2.56 to $9.76 per share during that period. We estimated the fair value of our common stock based upon several factors, including progress and milestones attained in our business, sales of convertible preferred stock, changes in valuations of existing comparable public companies and the expected valuation we would obtain in an initial public offering. Although it is reasonable to expect that the completion of our initial public offering will add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. We amortize employee and director stock-based compensation on a straight-line basis over the vesting terms of the underlying options. We issue stock options to non-employees, generally for services, which we account for under the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, Abstract No. 96-18. These options are valued using the Black-Scholes option valuation model and are subject to periodic adjustment as the underlying options vest. Changes in fair value are amortized over the vesting period on a straight-line basis.

Based on an assumed initial public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, the intrinsic value of the options outstanding at June 30, 2004 was $18.5 million, of which $3.1 million was vested and $15.4 million was unvested.

Quantitative and Qualitative Disclosures About Market Risk

We invest our excess cash primarily in U.S. government securities, corporate bonds and commercial paper. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Although substantially all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Recent Accounting Pronouncements

On December 17, 2003, the SEC issued SAB No. 104, “Revenue Recognition,” which supersedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB No. 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers,” or the FAQ, issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated in SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material effect on our position, cash flows or results of operations.

In March 2004, the EITF reached a consensus on issue No. 03-06, or EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” SFAS No. 128 provides guidance on the calculation and disclosure of earnings per share, or EPS, including the use of the two-class method for determining EPS when a company has participating securities. EITF 03-06 is intended to clarify what is a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The adoption of EITF 03-06 did not have a material impact on basic and diluted earnings per share for 2001, 2002 and 2003, or the six months ended June 30, 2003 (unaudited) and 2004.

BUSINESS

Overview

We design, develop, manufacture and sell medical devices primarily for the treatment of peripheral artery disease. PAD results from the accumulation of plaque in arteries, most commonly occurring in the pelvis and legs. Plaque accumulation, known as atherosclerosis, causes the narrowing of arteries, thereby reducing the flow of oxygenated blood to tissue and organs. Left untreated, PAD increases the risk of heart attack, stroke, amputation or death. Our first product, the SilverHawk Plaque Excision System, is a minimally-invasive, disposable catheter system that treats PAD by removing plaque in order to reopen narrowed or blocked arteries. In June 2003, FDA granted us 510(k) clearance to market the SilverHawk in the United States for treatment of atherosclerosis in the peripheral vasculature. We commenced full commercial introduction of the SilverHawk in the United States in January 2004.

PAD affects approximately 12 million people in the United States. PAD becomes more common with age and affects approximately 20% of the U.S. population over 70. Growth in the prevalence of diabetes and obesity, which are risk factors for PAD, is also contributing to an increase in the prevalence of PAD. PAD is currently underdiagnosed and undertreated. There are approximately 2.5 million people in the United States diagnosed with PAD. We believe that several factors are contributing to a growing diagnosed patient population, including increasing public and physician awareness, evolving physician practice patterns, and increasing diagnostic screening for PAD. Treatment for the approximately 2.5 million people in the United States diagnosed with PAD depends on the severity of the disease. Physicians typically treat patients with mild to moderate PAD through non-invasive management, including lifestyle changes and drug treatment, and, if symptoms worsen, they may recommend interventional procedures, including angioplasty and stenting, or surgical procedures, including bypass grafting and amputation.

The SilverHawk represents a new approach to the treatment of PAD that we believe offers significant benefits. Unlike most treatments for PAD that leave plaque behind, the SilverHawk is designed for removal of plaque from artery walls with minimal vascular trauma. Use of the SilverHawk does not involve stretching of the artery walls that can lead to dissection or perforation.

We market the SilverHawk through our direct sales force in the United States primarily to interventional cardiologists, as well as to vascular surgeons and interventional radiologists. Reimbursement claims for the SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other third-party payors using established billing codes for atherectomy procedures. For the nine months ended September 30, 2004, we sold over 12,000 devices, primarily to more than 500 hospital customers in the United States.

Industry Background

Cardiovascular Disease

Cardiovascular disease refers to diseases of the heart and blood vessels located throughout the body. The most common cause of cardiovascular disease is atherosclerosis, or “hardening of the arteries.” Atherosclerosis is a complex, progressive and degenerative condition resulting from the build-up of cholesterol and other obstructive materials, known as plaque, on the walls of arteries. The accumulation of plaque narrows the interior of arteries, thereby reducing blood flow. In addition, plaque may rupture and trigger a blood clot that can further narrow or block an artery. A significant reduction in blood flow can deprive tissue and organs of oxygen that may lead to tissue damage, stroke or heart attack.

Plaque occurs in several different forms and may be located throughout the arterial system. Plaque varies in composition, with portions that are hard and brittle, referred to as calcified plaque, and other portions that are fatty or fibrous. Plaque lesions can be long or short, focused or diffuse and can form in all types of arteries, including straight or curved arteries of varying diameters. Atherosclerosis in the arteries that supply the heart muscle with blood causes coronary artery disease, and atherosclerosis outside of the heart and brain causes PAD.

Peripheral Artery Disease

PAD, also known as peripheral vascular disease, is most common in the arteries of the pelvis and legs. The legs receive their supply of blood through the femoral arteries, which originate at the groin. The superficial femoral artery, or SFA, extends from the upper thigh to the knee. At the knee, the SFA becomes the popliteal artery, which branches into arteries that supply blood to the lower leg and foot. Arteries above the knee are generally long, straight and relatively wide, while arteries below the knee are shorter and branch into arteries that are progressively smaller in diameter.

Plaque build-up in the leg arteries reduces blood flow to the surrounding tissue, causing claudication, the most common early symptom of PAD. Claudication refers to pain, cramping or tiredness in the leg or hip muscles while walking. Symptoms may progress to include numbness, tingling or weakness in the leg and, in severe cases, burning or aching pain in the foot or toes while resting.

As PAD progresses, additional signs and symptoms occur, including loss of hair on the legs, cooling or color changes in the skin of the legs or feet, and sores on the legs and feet that do not heal. If untreated, PAD may lead to critical limb ischemia, or CLI, a condition where there is not enough oxygenated blood being delivered to the limb to keep the tissue alive. As reported in Endovascular Today in February 2004, up to 30% of the people diagnosed with PAD suffer from CLI. If untreated, CLI often leads to large non-healing ulcers, infections, gangrene and eventually limb amputation or death.

Primary risk factors associated with PAD are diabetes and smoking. Other significant risk factors include advanced age, high cholesterol, high blood pressure, obesity and physical inactivity. A family history of cardiovascular disease may also put individuals at higher risk for PAD. According to the Clinical Cardiology Review in 2002, 40% of people with coronary artery disease also suffer from PAD.

Market Overview

PAD affects approximately 12 million people in the United States, according to the December 2003 American Diabetes Association Consensus Statement. PAD becomes more common with age and, according to the

American Heart Association, affects approximately 20% of the U.S. population over 70. Those with diabetes or who are obese are at increased risk of PAD. In 2002, the ADA estimated that there were 18 million U.S. adults with diabetes, with approximately 1.3 million new cases of diabetes diagnosed each year. According to the Centers for Disease Control, there were over 44 million obese adults in the United States in 2001, which reflects a 74% increase since 1991. These demographic trends are contributing to an increase in the prevalence of PAD.

Of the PAD population, there are only approximately 2.5 million people diagnosed in the United States, according to the Society of Interventional Radiology. Underdiagnosis is due in large part to the fact that over one-half of the PAD population does not display symptoms of the disease. In addition, others dismiss their symptoms as part of the normal aging process or attribute them to another cause. Approximately one-third of those with PAD have claudication, according to the ADA Consensus Statement. As PAD worsens, patients may eventually develop CLI. We believe approximately 750,000 people in the United States suffer from CLI. We believe that the following factors are contributing to a growing diagnosed PAD patient population:

•	Increased Awareness. Recent emphasis on PAD education from medical associations, insurance companies and online medical communities, as well as publication in medical journals such as the 2001 PARTNERS study in the Journal of the American Medical Association, is increasing public and physician awareness of PAD risk factors, symptoms and treatment options. The “Legs for Life” campaign screens more than 40,000 people for PAD each year, of which nearly 29% are at moderate to high risk of lower extremity PAD. The ADA recommends that all diabetics over the age of 50 be screened for PAD.

•	Evolving Physician Practice Patterns. Given that many patients with coronary artery disease also have PAD, we believe that interventional cardiologists and vascular surgeons are increasingly screening patients for both diseases. As a consequence, we believe that physicians are diagnosing more cases of PAD. In addition, heightened awareness of PAD, its symptoms and treatment options is leading to increased referrals from general practitioners, podiatrists who treat patients with pain and lesions in the feet that may be caused by PAD, and nephrologists and endocrinologists, who treat diabetics often experiencing complications resulting from PAD.

•	Increased PAD Screening. The PARTNERS study advocated increased PAD screening by primary care physicians using an ankle-brachial index, or ABI, a simple technique that compares blood pressure in a patient’s foot to blood pressure in the patient’s arm to determine how well blood is flowing to the foot. In addition to the ABI, physicians are increasingly using established techniques, such as angiography and ultrasound, to either diagnose or confirm diagnosis of PAD.

Conventional Means of Treatment and Their Limitations

Treatment for the approximately 2.5 million people in the United States diagnosed with PAD depends on the severity of the disease. Physicians typically treat patients with mild to moderate PAD through non-invasive management, including lifestyle changes and drug treatment, and, if symptoms worsen, may recommend interventional or surgical procedures. Some patients who initially are diagnosed with severe PAD are treated immediately through interventional or surgical procedures.

Non-Invasive Management

Approximately 2.1 million cases of diagnosed PAD in the United States are considered mild to moderate, according to the Society of Interventional Radiology. For this population, lifestyle changes and drug treatment may slow or reverse the progression of PAD. Lifestyle changes include improving diet, exercising regularly and quitting smoking. Although these adjustments can be effective, many people are unable to maintain this new lifestyle. In addition to lifestyle changes, physicians often prescribe medications that increase blood flow but do not treat the underlying obstruction. Pletal, the most commonly prescribed medication for claudication, cannot be taken if the patient also has heart disease, which often exists in PAD patients. In addition, doctors often prescribe cholesterol-lowering drugs and drugs for high blood pressure. Patients generally need to take the prescribed drugs for the rest of their lives. According to the American Academy of Family Physicians, 20% to 30% of patients who are non-invasively managed for claudication develop more severe symptoms that require intervention.

Interventional Procedures

When PAD progresses beyond claudication, physicians may advise intervention, often beginning with minimally-invasive procedures. Based on publicly available information, we believe that there were approximately 400,000 endovascular procedures for the treatment of PAD in 2000, and that the number of procedures is growing annually. Angioplasty and stenting are the most commonly performed minimally-invasive interventional treatments.

•	Angioplasty. In angioplasty, a catheter with a balloon tip is inserted into the blocked or narrowed part of the artery over a previously positioned guide wire that directs the catheter to the affected area. The balloon is then inflated, compressing the plaque and stretching the artery wall. No plaque is removed. Angioplasty generally has lower success rates treating arterial obstructions that are longer than four to six centimeters. Accordingly, stand-alone angioplasty has had limited success in the large arteries of the legs because many of the affected arteries have diseased segments that are longer than four to six centimeters. In addition, angioplasty is not well suited to treat highly calcified lesions, lesions concentrated on one side of the artery wall, or lesions that occur at bifurcations, all common manifestations of PAD in the leg. Angioplasty is also not well suited to treat lesions below the knee, because the arteries are small, diffusely diseased, and less tolerant of dissections than larger arteries.

There are several complications associated with the use of angioplasty in the peripheral arteries. The inflation of the balloon stretches the artery walls, which may result in dissections. Additionally, lesions from the superficial femoral artery, or SFA, through the popliteal arteries treated with angioplasty only remain open, or patent, in approximately 60% of all cases one year following the procedure, according to a 2000 Transatlantic Inter-Society Consensus study, or TASC. The TASC study also noted that complications occurred in roughly 10% of all angioplasty procedures with approximately half resulting in major complications, leading to more intensive care, prolonged hospitalization, permanent adverse injury or death.

•	Stenting. Stenting is performed in tandem with angioplasty in the majority of interventional procedures. Stents are tubular frames, generally made of metal, that are positioned within a lesion, expanded into position and left in the artery to prevent the artery from collapsing. According to Frost & Sullivan, an industry research group, there were approximately 194,000 peripheral stent procedures performed in the United States in 2002.

Use of stents in the legs has been problematic due to restenosis and stent-fracture rates. Lesions treated with bare metal stents only remain patent in approximately two-thirds of all cases one year following the procedure, according to the TASC study. Longer lesions treated with stents close up, or restenose, more frequently than shorter lesions, which makes stents less effective for use in leg arteries than in coronary arteries since leg lesions typically are longer. Additionally, stents tend to fracture due to the torquing, bumping and stretching of arteries caused by leg movement. In cases where restenosis occurs within the stent, physicians are left with limited treatment alternatives because there are no approved treatments for peripheral in-stent restenosis.

•	Other Interventional Treatments. Other PAD interventional treatments include: laser therapy, which uses a laser to reduce plaque to relatively small particles; drug-eluting stents, where a stent is coated with a slow-to-moderate release drug formulation intended to reduce restenosis; and vascular cryotherapy, where an angioplasty balloon is inflated with nitrous oxide in an attempt to reduce inflammation caused by treatment of the lesion. In the case of laser therapy, the process usually only creates narrow openings in the artery and typically must be used in conjunction with other therapies, such as angioplasty or stenting. Drug-eluting stents are currently under investigation for peripheral use in the United States. Vascular cryotherapy was commercially launched within the past year, and its effectiveness has not been validated. Other interventional devices include cutting balloons and rotoblators, which have limited application and are used infrequently.

Surgical Procedures

Surgery is used when non-invasive management or interventional procedures have failed or if the patient is diagnosed when PAD has progressed to an advanced state.

•	Bypass Surgery. In bypass surgery, the surgeon reroutes blood around a lesion using a vessel from another part of the body or a tube made of synthetic fabric. Bypass surgery is not advisable for some patients because of the inherent risks of surgery, the symptoms are not deemed to be critical enough to warrant such an intervention, or the existence of other diseases. Bypass surgery has a high risk of procedure-related complications from blood loss, post-procedural infection or reaction to general anesthesia and may require patients to remain hospitalized for several days. Despite these limitations, bypass surgery below the knee remains the most predictable method of improving blood flow to a threatened limb and accounts for 75% of all leg procedures in patients with diabetes, according to the American Diabetes Association, or ADA, Consensus Statement. Based on publicly available information, we believe that there were approximately 145,000 peripheral bypass procedures in the United States in 2000.

•	Endarterectomy. Endarterectomy involves the surgical removal of plaque. While endarterectomy is sometimes used, the procedure is highly invasive and subjects the patient to the same procedural risks and complications as bypass surgery. Endarterectomy is rarely used below the knee because the arteries below the knee are generally too small to accommodate the procedure.

•	Amputation. If critical limb ischemia, or CLI, progresses to an advanced state, physicians may amputate all or a portion of the limb. According to the ADA Consensus Statement, within six months of the onset of CLI, 30% of patients require amputation. The ADA Consensus Statement also notes that approximately half of all patients with CLI in one leg will also develop it in the other leg. PAD results in approximately 150,000 amputations per year in the United States.

The FoxHollow Solution—The SilverHawk Plaque Excision System

Our SilverHawk Plaque Excision System represents a new approach to the treatment of PAD that we believe offers significant benefits. The SilverHawk is a minimally-invasive, single-use catheter system designed for rapid removal of plaque from artery walls with minimal vascular trauma. We believe that the principal benefits of the SilverHawk are:

•	Safety. The SilverHawk is designed not to stretch or damage the artery walls, which can lead to dissection or perforation. We believe that the safety of the SilverHawk measured by low rates of perforation and dissection is supported by results from the treatment of 731 lesions in 362 patients recorded in our TALON registry. As of August 31, 2004, there were dissections and perforations in less than 3% and 1%, respectively, of these lesions. The SilverHawk procedure is minimally-invasive and typically performed under local anesthesia; therefore, it does not have many of the risks associated with more invasive surgeries and general anesthesia. We have not conducted, and do not have any current plans to conduct, studies designed to measure the comparative safety of the SilverHawk against alternative procedures, such as angioplasty, stenting or bypass grafting.

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Efficacy.    Unlike most treatments for PAD that leave plaque behind, the SilverHawk removes plaque. The SilverHawk has removed over 500 milligrams of plaque in a single procedure, with an average of approximately 95 milligrams per procedure. We believe that excising plaque without causing stretch injury to the artery wall may minimize restenosis and the need for reintervention. We also believe that the efficacy of the SilverHawk, measured by low six-month restenosis rates is supported by the results of two single site studies. We believe that restenosis rates usually increase over time and that generally one-year restenosis rates will be substantially higher. We have not conducted, and do not have any current plans to conduct, studies designed to measure the efficacy, measured by rates of long-term restenosis or patency, of the SilverHawk procedure, including its efficacy compared to alternative procedures, such as angioplasty, stenting or bypass grafting. See “—Clinical Studies—Postmarketing Studies—Single Center Clinical Experience.”

•	Treats Difficult to Treat Lesions. The SilverHawk enables physicians to remove plaque from long, calcified and bifurcated lesions in a wide variety of locations, including arteries below the knee. Approximately one-third of SilverHawk procedures to date have been performed below the knee, an area where lesions have traditionally gone untreated until they require bypass surgery or amputation. Certain treatment locations, such as arteries below the knee or above the leg, are not suited for physicians unskilled in endovascular techniques or otherwise skilled endovascular physicians with limited experience using the device.

•	Utilizes Familiar Techniques. The SilverHawk procedure employs techniques similar to those used in angioplasty, which are familiar to the approximately 10,000 interventional cardiologists, vascular surgeons and interventional radiologists in the United States who are generally trained in endovascular techniques. This significantly increases the number of physicians who are able to perform the procedure compared to surgical alternatives that must be performed by highly-trained vascular surgeons. In addition, we designed the SilverHawk to be easy to use. The SilverHawk operates with one switch that controls all device functionality, and has a unique torque shaft designed for a one-to-one correlation between the handle and the tip, providing physicians with precise control of the position of the cutting blade.

•	Cost and Time Efficient. A single SilverHawk device can be used to treat multiple and long lesions where more than one stent might otherwise be required. Compared to surgical alternatives, the SilverHawk procedure reduces cost by allowing physicians to treat patients in a catheterization lab instead of an operating room, decreasing the length of hospitalization and reducing complications.

•	Leaves Treatment Options Open. Physicians can, and sometimes do, use adjunctive angioplasty and stenting during a SilverHawk procedure. When the SilverHawk procedure is performed without adjunctive procedures, future treatment options remain available in the event that restenosis does occur and reintervention is required. The SilverHawk procedure does not require a foreign body, such as a stent, to be left in the artery.

•	Captures and Removes Plaque. The patient and the physician get immediate feedback by seeing the volume of plaque removed, visibly reinforcing the benefits of the procedure. The removed plaque often is collected and can be used in research to identify markers of atherosclerotic disease.

Treating certain lesions may require the use of more than one SilverHawk model, which would increase the cost of the procedure. Risks of using the SilverHawk peripherally include the risks that are common to use of interventional devices, including infection, perforation or dissection of the artery wall, internal bleeding, limb loss and death. In the United States, the SilverHawk is approved for use in the peripheral vasculature but is not approved for use in the carotid or coronary arteries. This means that our product may not be marketed or advertised in the United States for use in the heart, brain or in specific peripheral anatomy without additional clearances from FDA. Use of the SilverHawk in the coronary arteries has led to serious adverse events, including perforations, emergency bypass surgery, stroke, heart attack and patient death. In the United States, the SilverHawk is contraindicated, and should therefore not be used, for in-stent restenosis and for use in the carotid arteries. Within the peripheral vascular system, we do not recommend the SilverHawk for use in renal or iliac arteries.

Business Strategy

Our goal is to be the leading provider of medical devices for the treatment of atherosclerosis. The key elements of our strategy include:

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Drive Adoption of the SilverHawk within the Physician Community.    We plan to drive adoption of the SilverHawk by marketing it as an alternative means of treatment, as well as for patients that have previously gone untreated. Our initial focus is to target and increase usage among treating physicians with high patient volumes. Over time, we will broaden our focus to target the wider physician base of potential SilverHawk users. Peer-to-peer selling by early adopters and physician referrals are integral to our strategy.

•	Penetrate the PAD Market with an Expanded U.S. Direct Sales Force. We are expanding our U.S. direct sales force to further penetrate the PAD market. Our sales force has increased from 20 employees on January 1, 2004 to 69 employees on September 30, 2004, and we expect to continue to grow our sales force. Since use of the SilverHawk does not require additional training for physicians, our sales force can focus on selling the clinical benefits of the SilverHawk and encouraging physician use.

•	Expand Manufacturing Capacity and Reduce Costs. We intend to leverage our development and manufacturing experience to achieve large-scale production of the SilverHawk while maintaining high quality standards and regulatory compliance. By mid-2005, we plan to add a new controlled- environment room that will significantly increase our manufacturing capacity. In addition, we plan to actively pursue manufacturing efficiencies and cost reductions that we expect will result in lower manufacturing cost per device.

•	Improve the SilverHawk’s Capabilities and Features. We focus our research and development efforts on technology enhancements that make the SilverHawk more effective in excising plaque in difficult to treat areas. We are developing smaller devices capable of treating lesions in smaller arteries located in the feet, as well as in coronary arteries.

•	Leverage Broadly Applicable Proprietary Technology to Expand into New Markets. We intend to leverage the SilverHawk to treat coronary artery disease. We believe that the adaptability and flexibility of the SilverHawk will provide substantial benefits in treating difficult to treat plaque lesions in the coronary arteries. In October 2002, we received CE Mark approval for coronary applications in Europe where we currently sell limited quantities of the SilverHawk for use in treating coronary artery disease. In addition, the SilverHawk’s ability to remove plaque allows for the opportunity to analyze tissue and research the factors contributing to cardiovascular disease. This data is currently gathered in our TALON registry.

•	Acquire or Partner with Complementary Businesses. We believe that we will be able to leverage our technology, existing sales infrastructure, manufacturing capability and reputation within the physician community to introduce new products and technologies. We intend to supplement our internal development efforts through selective licenses, alliances or acquisitions of complementary products, technologies or businesses that will further enhance our presence in interventional medicine.

The SilverHawk Product

The SilverHawk is a single-operator, hand-held device that removes plaque from arteries. The SilverHawk has two primary components, consisting of a low profile catheter connected to a battery-driven control unit, both of which are disposable.

The SilverHawk’s catheter consists of a flexible shaft designed to track over a previously positioned guide wire, allowing for a minimally-invasive procedure. We offer five different SilverHawk catheters of various diameters and tip lengths to accommodate differing artery sizes and amounts of plaque.

At the leading end of the catheter is a motor-driven cutting blade within a platinum tubular housing. The cutting blade rotates at approximately 8,000 revolutions per minute and is made of carbide, which is significantly stronger than stainless steel, enabling it to cut through heavily calcified lesions.

The cutter height is fixed to achieve consistent cut depth in order to create a smooth surface. The cutter housing contains a mechanism that causes the tip of the catheter to deflect, which in turn pushes the blade against the lesion without requiring an inflated balloon to anchor the device. Since the cutting blade does not use a balloon, long lesions can be treated efficiently by continuously advancing the device along the entire length of the lesion. The SilverHawk’s unique torque shaft is designed for one-to-one correlation between the handle and the tip, allowing physicians to precisely control the cutting blade’s position.

The catheter tip consists of a hollow nose cone located in front of the cutter housing that is designed to collect plaque. Depending on the size of the nose cone, it can collect up to 100 milligrams of plaque before it must be removed and emptied. The control unit contains a battery-driven motor that drives the rotation of the cutting blade. A thumb-switch controls all functionality of the SilverHawk. Retracting the switch prepares the device for plaque excision by simultaneously turning on the motor, opening the cutter window, exposing the cutting blade and deflecting the tip. Advancing the switch closes the cutter window and returns the blade into its housing, straightening the tip and turning off the motor.

The SilverHawk Procedure

The SilverHawk treatment procedure is typically performed under local anesthesia in a catheterization lab, and less frequently performed under general anesthesia in an operating room. The procedure involves the following steps:

•	Introducer Sheath Insertion and Angiogram. With the patient under anesthesia, the physician inserts the introducer sheath, or plastic tube, and guide wire to gain access to the target artery using standard angioplasty techniques. An angiogram is then performed by injecting contrast dye into the artery while x-ray pictures are taken, allowing the physician to locate lesions that need treatment. To prevent the possibility of air embolus, the sheath should be aspirated before angiography.

•	Removal of Plaque Using SilverHawk. The SilverHawk is advanced over the guide wire to the target lesion. The physician then uses the on/off switch on the handle to deflect the tip and activate the cutting blade. With the blade spinning, the SilverHawk is slowly advanced across the lesion, “shaving” plaque from a portion of the artery with each advancement. Each lesion is typically treated with several cuts. The excised tissue is captured and stored in the nose cone of the device. After each cutting pass, the motor is deactivated and the catheter is either re-positioned for additional treatment or removed from the artery. The device can be rotated to different quadrants of the artery to achieve uniform plaque excision. When the nose cone is filled with plaque, the catheter is removed from the patient. After emptying the plaque from the chamber, the catheter can be re-inserted to treat additional areas in the same patient.

•	Assessment and Sheath Removal. An angiogram typically follows the procedure to assess the extent of plaque removal. The guide wire and introducer sheath are removed, and the access artery is closed.

The entire procedure takes approximately 90 minutes, of which on average a half hour is spent using the SilverHawk. Typically, the patient is kept overnight in a hospital for observation.

Clinical Studies

Premarketing Trials

Peripheral.    We have conducted clinical trials to demonstrate the safety and efficacy of the SilverHawk in treating PAD. Our first study was a 105-patient clinical trial in Europe, which began in January 2002. The purpose of the trial was to collect data to submit to FDA in support of 510(k) clearance for use of the SilverHawk in the peripheral vasculature and to support a European submission. We collected acute and 30-day follow-up data and received our CE Mark to market in Europe in May 2003 and our 510(k) clearance in the United States in June 2003. Our 510(k) clearance is for the treatment of atherosclerosis of the peripheral vasculature. This means that our product may not be marketed in the United States for use in the heart, brain or in specific peripheral anatomy without additional clearances from FDA. In the United States, the SilverHawk is contraindicated for in-stent restenosis and for use in the carotid arteries.

Coronary.    In February 2002, we commenced a European safety study in order to obtain a CE Mark for use of the SilverHawk in coronary arteries. We enrolled and treated 146 patients and obtained the right to affix the CE Mark to the SilverHawk for coronary use in October 2002. We currently have a regulatory submission pending in Europe for use of the SilverHawk to treat in-stent restenosis in coronary arteries.

In October 2002, we initiated a trial to support FDA approval of the SilverHawk for use in the coronary arteries. The trial was designed to treat advanced bifurcation lesions, which form in locations where arteries branch. We enrolled 172 out of a planned 250 patients at 15 sites before voluntarily placing the trial on hold in December 2003. Prior to placing the trial on hold, we experienced 37 serious adverse events in treating 28 patients, including 10 perforations, two cases of emergency bypass surgery, three cases of stroke, 14 cases of heart attack and eight patient deaths. We are currently pursuing design modifications that we believe will improve the safety and efficacy of the device for coronary applications. Following a redesign of the device, we intend to meet with FDA regarding the resumption of the coronary trial. We may be required to resubmit and obtain FDA and Institutional Review Board, or IRB, approval of a new Investigational Device Exemption, or IDE, application before the trial can be restarted or resumed. We cannot predict whether we will restart the trial, the outcome of such a trial or whether the results will adequately demonstrate the safety and efficacy of the SilverHawk for use in coronary arteries.

Postmarketing Studies

Postmarketing studies are conducted to provide data regarding disease treatment outcomes. These studies often collect acute, procedural, safety and long-term efficacy data. Acute data from postmarketing studies on treatments for PAD often describe the amount of blockage caused by plaque, or stenosis, immediately pre- and post-procedure, as well as on procedure-related injuries, such as perforations, dissections and embolizations. Long-term efficacy data collected weeks, months or years after a procedure can be measured in terms of restenosis, patency or reintervention rates. Restenosis rates measure the number of lesions that have renarrowed in a group of treated lesions over a defined period of time. Patency rates are generally negatively correlated with restenosis rates and measure the number of lesions in a group of treated lesions that remain open following treatment over a defined period of time. Typically, an artery is considered “restenosed” once it is narrowed by 50% or more and an artery is considered “patent” if it has renarrowed by less than 50%. Some studies measure patency by techniques, such as an ankle-brachial index, or ABI, that do not quantify the amount of plaque build-up in the artery. Consequently, not all patency rates can be equated to the exact inverse of restenosis rates. Reintervention, or revascularization, rates measure the number of treated lesions that have required retreatment within a defined period of time. Reintervention is typically performed when arteries restenose, and thus is a related indicator of restenosis and patency.

Studies are subject to a number of factors that can influence results, making it difficult to draw general conclusions. PAD studies have historically involved very few patients, with even fewer patients available for long-term follow up and analysis. Moreover, restenosis and patency can be measured in a variety of ways. For example, the amount of plaque accumulation may be measured with varying degrees of accuracy by an ABI examination, duplex ultrasound or angiography. Additionally, the rate of plaque build-up and the need for reintervention may be influenced by factors unrelated to the method of treatment, such as the type of artery in which the lesion is located or a patient’s overall health. Among a small number of treated patients, these factors can influence the meaningfulness of clinical study results. Consequently, findings from one study should not be used to predict limitations or benefits of a particular means of treatment.

We have not conducted and we do not have any current plans to conduct studies designed to measure restenosis rates or patency rates after treatment with the SilverHawk. It would be expensive for us to compensate the site and the patient for these types of studies, which requires follow-up testing at six-month intervals using an angiography, ultrasound or ABI test. In addition, it would be difficult for us to find a comparable procedure to randomize against. Our TALON registry may produce limited subset data regarding restenosis and patency, but such an evaluation is not mandated by the registry protocol. Our TALON registry is designed to gather reintervention data, but we cannot provide any assurance that the data collected will be compelling to the medical community because it may not be scientifically meaningful and may not demonstrate that the SilverHawk is an attractive procedure when compared against data from alternative procedures. Clinical studies that have been conducted with the SilverHawk, as well as clinical experiences recorded in the TALON registry, have involved procedures performed by physicians who are technically-proficient and high-volume users of the SilverHawk. Consequently, both short and long-term results reported in these studies and the TALON registry may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of the SilverHawk.

TALON Registry.    We maintain a registry with participating sites called TALON to track outcomes of patients whose legs have been treated with the SilverHawk. We voluntarily initiated this registry following our FDA clearance. The primary purpose of the registry is to capture acute data, tissue specimens and short and long-term data on reintervention rates. The TALON registry is open to all physicians at participating sites that are willing and able to collect compliant data. Each participating physician must commit to enrolling all SilverHawk patients and tracking them to obtain follow-up data to reflect the average patient’s experience. Participating TALON sites must secure IRB approval and patients’ informed consent prior to site initiation and patient enrollment. Once the site IRB approves the study protocol, participating sites must adhere to the protocol. The protocol establishes the objectives of the study, requires the device to be used for its intended use in peripheral arteries and requires the collection of blood and tissue for subsequent analysis. Following a SilverHawk procedure, a case report form is completed to record certain acute and post-procedure data and patients are requested to return to the center at six, 12 and 24-month intervals to ensure that post-procedure data can be recorded. We believe that currently under 5% of all SilverHawk procedures are performed at TALON sites. This prospective, noncontrolled, nonrandomized registry commenced enrollment in September 2003. The study is prospective because it records real-time data rather than retrospective data and noncontrolled and nonrandomized because all patients are enrolled and there is no control group receiving an alternative treatment. The majority of sites did not receive IRB approval until March 2004.

As of August 31, 2004, we had eight U.S. sites participating in the TALON registry. Sites participating in the TALON registry typically have a high-volume practice, employ highly-skilled practitioners, have the staff available to collect follow-up data and are interested in publishing clinical results. Due to these criteria, the clinical results collected by the TALON registry may be significantly more favorable than typical results of practicing physicians. We expect to have at least 500 patients enrolled by the end of 2004 and one-year reintervention rate data on a subset of the registry available in the third quarter of 2005. As of August 31, 2004, data on 731 lesions in 362 patients were reported in the registry. Lesions above the knee accounted for approximately 75% of the lesions treated, with lesions below the knee accounting for the remainder. Prior to the procedure, arteries treated with the SilverHawk alone were on average 87% stenosed, as measured by visual angiography. Immediately following the procedure, these treated areas had on average 10% residual stenosis, with no adjunctive treatment, such as angioplasty or stenting. As of August 31, 2004, no major device-related complications have been reported and there have been dissections and perforations in less than 3% and 1%, respectively, of the lesions treated with the SilverHawk. We have completed our evaluation of preliminary six-month follow-up data from our TALON registry regarding retreatment rates collected through August 31, 2004. Based upon 162 lesions treated in 86 patients, physicians reported retreatment of 18 lesions, or 11.1%, within the first six months following initial treatment. Short-term data may not predict the long-term efficacy of the SilverHawk.

The TALON registry is also designed to provide histological data on plaque excised from patients. Removed plaque can also be used to research novel and existing markers that may be predictive of restenosis and PAD risk.

We estimate that there are approximately 10 physicians at TALON sites who use the SilverHawk, eight of whom are our consultants and nine of whom are securityholders in our company. Similarly, nearly all of the physicians who have contributed to the TALON registry are also consultants to our company, and have been compensated for their consulting services with both cash and stock. These consulting arrangements do not cover participation in the TALON registry. Additionally, many of these physicians have invested in our 2004 preferred stock financing. Collectively, these physicians own less than 1% of the shares of our common stock. Physicians are not compensated for their participation in our TALON registry other than nominal reimbursement paid to partially offset the costs incurred due to participation in the registry and collection of long-term follow-up data.

Single-Center Clinical Experience.    Two abstracts describing single-center clinical experiences using the SilverHawk with six-month follow up were presented in September 2004 at the Transcatheter Cardiovascular Therapeutics conference. The first abstract reports on treatments conducted on 133 patients between September 2003 and June 2004 on 133 lesions within the superficial femoral artery, or SFA. Treated lesions ranged from 4 to 33 centimeters in length, averaging 16.2 centimeters. The SilverHawk was used alone to treat 119 of these lesions. Five lesions were treated with the SilverHawk and angioplasty as adjunctive therapy, and seven lesions were treated with angioplasty and stents as adjunctive therapy. Two lesions were not treated because the arteries were totally occluded and the SilverHawk could not be inserted through the lesion for treatment. There were no device-related complications, embolisms or thrombosis reported. Six-month follow up data on 52 lesions examined through angiography showed an approximately 10% restenosis rate. This center intends to continue following patients, collecting 12-month restenosis and reintervention rate data.

The second abstract reports on the treatment of 202 leg lesions, located above and below the knee, in 181 patients between June 2003 and June 2004. Adjunctive angioplasty was used in 44 lesions, and stents were placed in 14 lesions. There was one major complication that involved a perforation that was treated with a bypass graft and minor complications in 4% of the cases that required no intervention. No embolisms were reported. Six-month follow-up data on 92 lesions has been collected using duplex ultrasound or ABI, showing a patency rate of 96%. This center intends to continue following patients, collecting three, six, nine and 12-month patency and reintervention rate data.

In addition to these two abstracts, six additional abstracts were presented by physicians at the September 2004 Transcatheter Cardiovascular Therapeutics conference. These six abstracts also involved single-center clinical experience with the SilverHawk, examining immediate post-procedural results. These abstracts reported procedural safety and efficacy of the SilverHawk. Two of the six abstracts also presented patency and reintervention data from follow-up examinations performed up to nine months following treatment. They examined results from smaller patient populations (54 and 27 patients) than the first two abstracts described above, but the patency and retreatment data were consistent with the data from these larger studies. Four of the six abstracts indicate an intent to track and present long-term follow-up data regarding patency and retreatment. Such data may differ materially from short-term results currently available and such data may not be positive.

We did not conduct any of these studies, and we were not involved in gathering or analyzing the data. Nine of the 13 principal physicians involved in these eight studies are consultants to our company who have been compensated for their consulting services in cash and stock. These consulting arrangements do not include conducting these studies or publishing this data, but rather evaluating new product development, preparing individual patient studies, and delivering presentations at medical meetings. In addition, nine of these physicians invested in our 2004 preferred stock financing. Excluding Dr. John Simpson, who is our founder, one of our major stockholders and one of our directors, these physicians collectively hold an aggregate of 277,081 shares of our common stock on an as-converted post-split basis.

Sales and Marketing

We market and sell the SilverHawk through a direct sales force in the United States. As of September 30, 2004, we had a 69-person direct sales force, including 59 district sales managers, seven regional sales managers, a national training manager, a director of sales and a vice president of sales. We expect to continue to grow our sales force. Our sales force is organized by geographic sales territories, and each territory is managed by a district sales manager who acts as the primary customer contact. In addition to overseeing the district sales managers, regional sales managers focus on maintaining key customer relationships. We plan to continue to increase the size of our sales organization to expand our customer base and to increase utilization of the SilverHawk by our more than 500 U.S. hospital customers. While we sell directly to hospitals, interventional physicians typically drive the purchasing decision.

Our initial sales and marketing effort has primarily targeted thought leaders and high volume practitioners among the approximately 4,000 U.S. interventional cardiologists. We also market to the approximately 2,100 vascular surgeons and 4,000 interventional radiologists practicing in the United States. We have targeted interventional cardiologists because they generally have experience with similar catheter-based procedures, such as angioplasty. In addition, there is a high correlation between coronary artery disease and PAD. Consequently, cardiologists are well positioned to screen for, and often do screen for, PAD in patients experiencing coronary symptoms, resulting in diagnosis and treatment of patients who might otherwise go undiagnosed. We believe that these physicians are early adopters of new technologies, are rapidly adopting new PAD treatments like the SilverHawk, and are increasingly retaining patients for treatment after diagnosis, rather than referring them to specialists.

Physician referrals and peer-to-peer selling are critical elements of our sales strategy. Our sales force helps interventional physicians develop referral networks to supplement their existing patient populations. Potential referrals come from general practitioners, podiatrists, nephrologists and endocrinologists. Although we do not market the SilverHawk for off-label uses, interventional physicians may use the SilverHawk off-label outside the peripheral vasculature in coronary and carotid arteries. In addition, off-label use for in-stent restenosis has occurred and is likely to continue. If FDA concludes that we promote our device for such off-label uses or that our promotional activities otherwise fail to comply with FDA’s regulations or guidelines, we may be subject to warning letters from, or other enforcement action by, FDA.

International sales do not currently account for a significant portion of total sales, and we do not expect them to account for a significant portion of sales in the foreseeable future. We do not have a direct sales force outside of the United States. As of September 30, 2004, we had four distributors in four countries in Europe. We also have an agreement in place with a distributor in Japan that is assisting us in applying for regulatory approval to market the SilverHawk in Japan.

As of September 30, 2004, our marketing department consisted of nine employees who report to a vice president of marketing. Our marketing program focuses on:

•	developing relationships with key opinion leaders;

•	facilitating regional marketing programs;

•	educating physicians regarding the proper use and application of the SilverHawk; and

•	supporting physicians’ efforts to enhance referral opportunities.

We primarily target our marketing efforts to practitioners through marketing materials, medical conferences and journals. We also host seminars where industry leaders discuss case studies and treatment techniques using the

SilverHawk. In addition, our direct sales force uses peer-reviewed publications, cost-benefit data and case studies in the selling process.

Competition

We believe that the SilverHawk competes primarily on the basis of:

•	its ability to treat PAD safely and effectively;

•	predictable clinical performance;

•	ease of use;

•	price;

•	adequate third-party reimbursement; and

•	brand and name recognition.

We believe that we compete favorably with respect to these factors, although there can be no assurance that we will be able to continue to do so in the future or that new devices that perform better than the SilverHawk will not be introduced. We believe that our continued success depends on our ability to:

•	continue to innovate and maintain scientifically advanced technology;

•	enhance the capability of the SilverHawk;

•	attract and retain skilled scientific and sales personnel;

•	obtain patents or other protection for our products;

•	obtain and maintain regulatory approvals;

•	manufacture the SilverHawk in commercial quantities; and

•	successfully market and sell the SilverHawk.

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human capital resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more effective than ours. These competitors include Abbott Laboratories, Boston Scientific, Cook, Guidant, Johnson & Johnson and Medtronic. We also compete against smaller manufacturers including, among others: Cryovascular, a manufacturer of angioplasty devices containing a cooling mechanism; ev3, a manufacturer of peripheral vascular stents; Spectranetics, a manufacturer of excimer lasers for the treatment of coronary artery disease and PAD; and Vascular Architects, a manufacturer of stents. There are also several other companies that provide products used by surgeons in peripheral bypass procedures. In addition, we compete against existing drug therapy treatments manufactured by many major pharmaceutical companies, including Otsuka Pharmaceutical, manufacturer of Pletal.

Because of the size of the peripheral and coronary market opportunities, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products. New product developments that could compete with us more effectively are likely because the cardiovascular disease treatment market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than the SilverHawk. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of safety, efficacy, performance, ease of use, brand and name recognition, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products. The SilverHawk may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Manufacturing

We manufacture the SilverHawk with components supplied by vendors and with parts manufactured in-house. The components manufactured in-house include the handle, the actuator, which causes the cutting blade to come into contact with the plaque lesion, and the braider drive, which turns the cutting blade. The remaining components are purchased from outside manufacturers. We then assemble, test, package and ship finished product to a contract sterilization facility. The sterilization facility sends samples to an independent laboratory to test for sterility.

Purchased components for the SilverHawk are available from more than one supplier, with three exceptions. We rely on one vendor for our torque shaft, one vendor for our cutting blade motor, and one vendor for our flex circuit. In addition, we rely on two vendors for our catheter tip and two vendors for our carbide cutting blade. Each of these components is critical to the SilverHawk, and there are relatively few, or in some cases no, alternative sources of supply available. We do not carry a significant inventory of these components. Establishing additional or replacement suppliers for any of the components used in the SilverHawk, if required, may not be accomplished quickly or at all and could involve significant additional costs. With the exception of SurModics, which supplies a lubricating coating for our catheters, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components would limit our ability to manufacture our product and could have a material adverse effect on our business, financial condition and results of operations.

Order quantities and lead times for components purchased from outside suppliers are based on our forecasts derived from historical demand and anticipated future demand. Lead times for components may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components and subassemblies. To date, we have not experienced significant delays in obtaining any of our components or subassemblies.

To meet our growing demand for the SilverHawk, we are expanding our approximately 800 square-foot controlled-environment room by adding a 1,900 square-foot controlled-environment room at our Saginaw Drive facility, which is expected to be fully operational during the fourth quarter of 2004. We are also building a 6,000 square-foot controlled-environment room at our Bay Road facility. Before commencing commercial production in this new controlled-environment room, this new facility must be approved by the Food and Drug Branch, or FDB, of the California Department of Health Services, or CDHS, as well as by our European notified body for ISO 9001 certification. We expect that our Bay Road facility will be fully operational by mid-2005, after which we will conduct all of our manufacturing at this facility. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to manufacture the SilverHawk to keep up with demand, we would not meet expectations for the growth of our business.

Our operations are subject to regulatory requirements relating to the environment, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of hazardous substances. We cannot ensure that we will not incur material costs or liability in connection with our operations, or that our past or future operations will not result in claims or injury by employees or the public. Environmental laws and regulations could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. Our leased Bay Road facility was formerly occupied by Rohm & Haas and Occidental Chemical Company and contains residual contamination in soil and groundwater from these past industrial operations. Rohm & Haas and Occidental Chemical Company previously performed soil remediation on the property under the supervision of the

California Regional Water Quality Control Board. Rohm & Haas has indemnified the owner of the Bay Road facility and its tenants against costs associated with the residual contamination.

We have registered with FDA as a medical device manufacturer and have obtained a manufacturing license from CDHS. We and our component suppliers are required to manufacture our products in compliance with FDA’s Quality System Regulation, or QSR. The QSR regulates extensively the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. FDA enforces the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. We were recently inspected by FDA, and two minor observations were noted. We corrected the observations, and they were verified by FDA. Our failure or the failure of our component suppliers to maintain compliance with the QSR requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We also could be subject to injunctions, product seizure, and civil or criminal penalties. In addition, we are subject to inspection by the FDB to determine our compliance with the QSR and other regulations. We have been previously inspected by the CDHS, and no significant findings were made, although observations were noted. Our responses to these observations have been accepted by the FDB and CDHS, and we believe that we are in substantial compliance with the QSR. We have opted to maintain quality assurance and quality management certifications to enable us to market our products in the member states of the European Union, the European Free Trade Association and countries which have entered into Mutual Recognition Agreements with the European Union. Our Saginaw Drive facility is ISO 9001 and EN 13485 certified. We cannot assure you that we comply with all applicable manufacturing regulations.

In June 2004, we initiated a voluntary recall of two lots of the SilverHawk due to the possibility of improper sterilization at one of two approved sterilization facilities. In total, 127 units in the affected lots had been shipped to customers and our customers returned 89 units following our recall notice. Thirty-eight systems were used in procedures on patients, and as of 30 days following these procedures, no adverse events had been reported. It is unclear whether the systems we recalled were contaminated or whether the laboratory that tested the recalled devices incorrectly concluded that the units were not sterile. We have not received a formal closure notice from FDA regarding the recall.

Third-Party Reimbursement

Payment for patient care in the United States is generally made by third-party payors, including private insurers and government insurance programs, such as Medicare and Medicaid. The Medicare program, the largest single payor in the United States, is a federal governmental health insurance program administered by the Centers for Medicare and Medicaid Services, or CMS, and covers certain medical care expenses for eligible elderly and disabled individuals, and individuals with end-stage renal disease. Because a large percentage of the population for which the SilverHawk procedure is used includes Medicare beneficiaries, and private insurers may follow the coverage and payment policies of Medicare, Medicare’s coverage and payment policies are significant to our operations.

Medicare pays hospitals for inpatient or outpatient services under prospective payment systems, or a pre-determined payment amount. These payment amounts differ for inpatient and outpatient procedures. We receive payment from the hospital for our product, and Medicare reimburses the hospital under these reimbursement systems for its operating costs, consisting of the costs of admitting and treating the patient, including the purchase of our product. The physician who performs the procedure is reimbursed separately under the Medicare physician fee schedule. Claims for the SilverHawk procedure are typically submitted by the hospital and physician to Medicare or other health insurers using established billing codes, including Current Procedural Terminology, or CPT, billing codes maintained by the American Medical Association. The billing codes identify the procedures performed and are relied upon to determine third-party payor payment amounts.

Existing Category 1 CPT billing codes describe atherectomy procedures and have been used by hospitals and physicians to submit claims for payment for the SilverHawk procedure. Third-party payment amounts for hospitals and physicians can vary substantially depending on the payors’ coverage and reimbursement policies. Market acceptance of our products is dependent on adequate payment levels from such payors.

In 2004, national average Medicare hospital payment rates for atherectomy procedures are $1,911 for outpatient services, $6,278 for inpatient stays without complications and comorbidities, and $10,423 for inpatient stays with complications and comorbidities. The new preliminary rates recently issued for 2005 are $1,789, $7,160 and $11,927, respectively. These figures are inclusive of supplies such as the SilverHawk; additional reimbursement for the device is not available. These amounts can vary substantially by geographical region and by facility. Payment rates of other third-party payors may be consistent with Medicare rates, or they may be higher or lower, depending on their particular reimbursement methodology. Because of the wide variability, it is not possible to identify an average rate for other third-party payors.

Research and Development

As of September 30, 2004, we had 10 employees in our research and development department who report to a senior vice president of operations and research development. The major focus of this group is to leverage our existing technology platform for new applications. We are developing smaller devices to optimize treatment of smaller arteries located in the feet, as well as coronary arteries. Future research and development efforts will involve continued enhancements to and cost reductions for the SilverHawk. We will also explore the development of other products that can be derived from our core technology platform and intellectual property. Our research and development team works together with our sales force to set development priorities and to beta test new product variations based on communicated customer needs. The feedback received from beta testing is incorporated into successive design iterations until a new product is ready for release. Research and development expenses for 2001, 2002, 2003 and the first six months of 2004 were $4.4 million, $6.6 million, $5.8 million and $3.0 million, respectively. We expect research and development efforts and expenses to increase in absolute dollar terms but decrease as a percentage of net revenue as we enhance the capabilities of the SilverHawk and explore new applications and indications for our plaque excision technology platform.

Patents and Proprietary Technology

In order to remain competitive, we must develop and maintain protection on the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of September 30, 2004, we had nine issued U.S. patents primarily covering the cutting blade and tissue excision. In addition, as of September 30, 2004, we had 10 pending U.S. patent applications and five pending foreign patent applications. We intend to file for additional patents to strengthen our intellectual property rights.

We have a master license agreement with SurModics for the right to coat our catheters with certain proprietary coating materials. We pay SurModics a royalty on sales of the SilverHawk that are treated with these coatings. We have the right to terminate this license voluntarily upon 90 days’ notice, and SurModics has the right to terminate for material breach of the license or nonpayment of royalties. The license expires at the later of the expiration of the last to expire of the SurModics’ patents or 15 years following the first commercial sale of the SilverHawk.

All employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of the SilverHawk or obtain and use information that we regard as proprietary.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that have issued or might issue will protect our intellectual property rights. Any patents issued to us may be challenged by third parties as being invalid, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Occasionally, we may learn about patents owned by third parties that appear to have claims relevant to the SilverHawk. In particular, we are aware of patent families related to catheter positioning and atherectomy, or plaque removal, owned or licensed by Guidant. With regard to the atherectomy patents, one of our founders, Dr. John Simpson, founded a company prior to founding our company that developed an atherectomy device that is currently sold by Guidant, and he is a listed inventor on several patents covering that device. Those patents are now also held by Guidant. Because of a doctrine known as “assignor estoppel,” if any of Dr. Simpson’s earlier patents are asserted against us by Guidant, we may be prevented from asserting an invalidity defense regarding those patents, and our defense may be compromised. Guidant has significantly greater financial resources than we do to pursue patent litigation and can assert these patent families against us at any time.

An adverse determination in litigation or interference proceedings to which we may become a party relating to any of the above patents or any other patents could subject us to significant liabilities to Guidant or other third parties or require us to seek licenses from Guidant or other third parties. Furthermore, if we are found to willfully infringe these patents, we could, in addition to other penalties, be required to pay treble damages. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign the SilverHawk to avoid infringement. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the SilverHawk, which would have a significant adverse impact on our business.

Government Regulation

The SilverHawk is a medical device subject to extensive and rigorous regulation by FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market our product in the United States under a 510(k) clearance for treatment of atherosclerosis in the peripheral vasculature. This means that our product may not be marketed for use in the heart or brain, or in specific peripheral anatomy, without additional clearances from FDA. In the United States, the SilverHawk is contraindicated for in-stent restenosis and for use in the carotid arteries. We will be required to submit and obtain premarket approval of the SilverHawk for use in treating coronary lesions prior to marketing our device for this indication. The premarket approval, or PMA, submission will require clinical data supporting the safe and effective use of the device in coronary indications. We cannot assure you that we will successfully complete a clinical trial in coronary artery disease patients or will submit and obtain approval for the SilverHawk for use in treating coronary lesions. FDA regulations govern the following activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	premarketing clearance or approval;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, reporting of deaths or serious injuries and medical device reporting.

FDA’s Premarket Clearance and Approval Requirements.    Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior 510(k) clearance or a PMA from FDA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree or risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring premarket approval. The SilverHawk is a Class II device.

510(k) Clearance Pathway.     When a 510(k) clearance is required, we must submit a premarket notification to FDA demonstrating that our proposed device is substantially equivalent to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which FDA has not yet called for the submission of a PMA application. By regulation, FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, FDA will place the device, or the particular use, into Class III.

Premarket Approval Pathway.    A PMA application must be submitted to FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) premarket notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to FDA’s satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and FDA determines that the application is sufficiently complete to permit a substantive review, FDA will accept the application for review. FDA has 180 days to review an “accepted” PMA application, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. In addition, FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMA applications or PMA application supplements are required for significant modification to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials.    Clinical trials are almost always required to support an FDA premarket application and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by FDA for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trial sites and in accordance with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain patients’ informed consent that complies with both FDA requirements and state and federal privacy regulations. We, FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may not be equivocal or may otherwise not be sufficient to obtain approval of the product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies with high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing Regulation.     After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	FDA’s Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. FDA requires each manufacturer to make this determination initially, but FDA can review any such decision and can disagree with a manufacturer’s determination. We have modified various aspects of our SilverHawk since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. If FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, FDA may retroactively require us to seek 510(k) clearance or premarket approval. FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines, penalties and warning letters.

The MDR regulations require that we report to FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. As of September 30, 2004, FDA has received eight reports of major complications during SilverHawk procedures, which complications included two deaths with no device implications, three stent and device interactions requiring surgery, one tip delamination, one tip detachment requiring surgical retrieval and one iliac perforation repaired surgically.

We have registered with FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by FDA and the Food and Drug Branch of CDHS, or FDB, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. We were recently inspected by FDA, and two minor observations were noted. We corrected the observations, and they were verified by FDA. In the past, our current facility has been inspected extensively by FDB, and observations were noted. There were no findings that involved a material violation of regulatory requirements. Our responses to these observations have been accepted by FDB and CDHS, and we believe that we are in substantial compliance with the QSR.

Failure to comply with applicable regulatory requirements can result in enforcement action by FDA, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

We will be required to submit an application for and obtain a PMA for the SilverHawk for use in treating coronary lesions. The PMA submission will require clinical data supporting the safe and effective use of the device in coronary indications. We cannot assure you that we will successfully complete a clinical trial in coronary artery disease patients or will submit and obtain approval for the SilverHawk for use in treating coronary lesions.

Fraud and Abuse.    We may directly or indirectly be subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

International.     International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certifications are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to the SilverHawk and to commercialize the device in the European Union for both peripheral and coronary indications. At this time discussions are underway to initiate appropriate trials to commence the process to obtain commercial approvals in Japan; however, no Japanese approval is anticipated before late 2007.

Employees

As of September 30, 2004, we had 217 employees, including 74 employees in manufacturing, 69 employees in sales, 10 in marketing, 27 employees in clinical, regulatory and quality assurance, 27 employees in general and administrative and 10 employees in research and development. We believe that our future success will depend on our continued ability to attract, hire and retain qualified personnel. None of our employees are represented by a labor union or are parties to a collective bargaining agreement, and we believe our employee relations are good.

Facilities

In June 2004, we moved our principal executive offices and our administrative, sales and marketing operations to a 61,000 square foot facility located at 740 Bay Road, Redwood City, California. We have leased this facility through September 2011 with an option to renew through 2016. Our research and development and manufacturing operations are currently conducted in a 20,000 square foot facility located at 300 Saginaw Drive, Redwood City, California. We are currently expanding our manufacturing capacity at this location and concurrently building manufacturing capacity at our Bay Road facility. We believe that our premises are adequate for our current and future needs. We anticipate that by June 2005 all remaining operations will be relocated to our Bay Road facility. Our sublease at the Saginaw Drive location expires in December 2005.

Litigation

We are not party to any material pending or threatened litigation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of September 30, 2004:

Name	Age	Position
Robert W. Thomas	43	President, Chief Executive Officer and Director
Matthew B. Ferguson	36	Chief Financial Officer
William H. Hoffman	37	Vice President of Sales
Suzon D. Lommel	46	Vice President of Quality and Regulatory Affairs
David L. Martin	40	Chief Operating Officer
Angela B. Soito	37	Vice President of Clinical Affairs
Ronald T. Steckel	51	Senior Vice President of Operations and Research and Development
Leslie L. Trigg	33	Vice President of Marketing
John B. Simpson, Ph.D., M.D.	60	Chairman of the Board of Directors
Ryan D. Drant(1)(2)(3)	34	Director
Richard M. Ferrari(1)(2)	50	Director
Sanford Fitch(1)(3)	64	Director
Tomoaki Hinohara, M.D.(2)(3)	54	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

Robert W. Thomas has served as our President and Chief Executive Officer since March 2000 and as a member of our board of directors since April 2000. From June 1998 to March 2000, Mr. Thomas served as our Vice President of Operations. From March 1997 to May 1998, Mr. Thomas served as Vice President of Operations at Conceptus, a manufacturer of contraceptive medical devices. Mr. Thomas holds a B.A. in Economics from Ursinus College.

Matthew B. Ferguson has served as our Chief Financial Officer since January 2004. From July 2002 to January 2004, Mr. Ferguson served as our Vice President of Finance and Business Development. From February 1998 to January 2002, Mr. Ferguson held several positions at ChannelPoint, a developer of e-commerce software for the insurance industry, including Director of Finance, Director of Corporate Development and Director of Sales Operations. Mr. Ferguson holds a B.S. in Civil Engineering from Stanford University, an M.S. in Mechanical Engineering from the University of Pennsylvania and an M.B.A. from the University of California at Berkeley.

William H. Hoffman has served as our Vice President of Sales since July 2004. From July 2003 to June 2004, Mr. Hoffman served as our Director of Sales. From February 1998 to June 2002, Mr. Hoffman held several positions at RITA Medical Systems, a manufacturer of tumor ablation devices, including District Sales Manager, Regional Manager and Director of U.S. Sales. Mr. Hoffman holds a B.A. in Economics and Psychology from Dickinson College.

Suzon D. Lommel has served as our Vice President of Quality and Regulatory Affairs since November 2002. From June 2001 to October 2002, Ms. Lommell served as our Director of Quality and Regulatory Affairs. From March 2000 to June 2001, Ms. Lommel served as the Director of Regulatory and Clinical Affairs/Quality Assurance at Advanced Stent Technology, a manufacturer of stents. From February 1996 to March 2000, Ms. Lommel held several positions at Boston Scientific, a developer of medical devices, including Senior Quality Engineer, Manager of Compliance and International Regulatory Affairs and Director of Quality Assurance and Regulatory Affairs. Ms. Lommel holds an Associate Degree in Physics from Moorpark College.

David L. Martin has served as our Chief Operating Officer since January 2004. From January 2003 to January 2004, Mr. Martin served as our Executive Vice President of Sales and Marketing. From October 2001 to May 2002, Mr. Martin served as the Vice President of Global Sales and International Operations at CardioVention, a cardiac surgery company. From March 2000 to October 2001, Mr. Martin served as the Vice President of Global Sales at RITA Medical Systems. From September 1999 to March 2000, Mr. Martin served as the Director of U.S. Sales, Cardiac Surgery at Guidant, a manufacturer of medical devices. Mr. Martin holds a B.A. in Political Science from the University of California at Santa Barbara and an M.B.A. from the University of San Diego.

Angela B. Soito has served as our Vice President of Clinical Affairs since January 2003. From May 2002 to December 2002, Ms. Soito provided consulting services to our company regarding clinical affairs. From August 1998 to January 2002, Ms. Soito held several positions at Pro•Duct Health, a manufacturer of medical products for early breast cancer detection, including Manager and Director and Vice President of Regulatory Affairs and Quality Assurance. Ms. Soito holds a B.S. in Biochemistry from the University of California at Davis and a J.D. from John F. Kennedy University.

Ronald T. Steckel has served as our Senior Vice President of Operations and Research and Development since July 2004. From March 2003 to January 2004, Mr. Steckel served as the Vice President of Operations at Bacchus Vascular, a manufacturer of catheter-based products. From June 1998 to September 2002, Mr. Steckel held several positions at RITA Medical Systems, including Vice President of Operations and Senior Vice President of Operations. Mr. Steckel holds a B.S. in Biology from Blackburn University and an M.B.A. from Lake Forest College.

Leslie L. Trigg has served as our Vice President of Marketing since April 2004. From March 2003 to March 2004, Ms. Trigg provided consulting services to our company regarding marketing matters. From December 2001 to September 2002, Ms. Trigg served as a Business Unit Director at Cytyc, a manufacturer of devices for use in medical diagnostic applications in the field of women’s health. From July 2000 to November 2001, Ms. Trigg served as the Director of Market Development at Pro•Duct Health. From June 1998 to July 2000, Ms. Trigg served as Senior Global Product Manager at Guidant. Ms. Trigg holds a B.S. in Communication Studies from Northwestern University and an M.B.A. from the University of California at Berkeley.

John B. Simpson, Ph.D., M.D. founded our company in September 1996 and has served as a member of our board of directors since September 1996. From October 1996 to July 1997, Dr. Simpson served as our President. Since March 2000, Dr. Simpson has served in various positions at De Novo Ventures, a venture capital fund, including managing director and clinical director. Since 1983, Dr. Simpson has been a partner at Cardiovascular Medicine and Coronary Interventions, a cardiology physician group. Prior to founding our company, Dr. Simpson founded several other interventional cardiology companies, including Perclose, a manufacturer of femoral artery access site closure devices, Devices for Vascular Intervention, a manufacturer of atherectomy devices, and Advanced Cardiovascular Systems, a manufacturer of balloon angioplasty devices. Dr. Simpson currently serves on the board of a privately-held company. Dr. Simpson holds a B.S. in Agriculture from Ohio State University, an M.D. from the Duke University School of Medicine and an M.S. and a Ph.D. in Biomedical Science from the University of Texas.

Ryan D. Drant has served as a member of our board of directors since February 1998. Since 1996, Mr. Drant has been employed by New Enterprise Associates, a venture capital firm, where he became a partner in 2002. Mr. Drant currently serves as a director on the boards of several privately-held companies. Mr. Drant holds a B.A. in Political Science from Stanford University.

Richard M. Ferrari has served as a member of our board of directors since April 2001. Since March 2000, Mr. Ferrari has been a managing director at De Novo Ventures. Since June 1997, Mr. Ferrari has also been a general partner at Saratoga Ventures, a venture capital firm. In 1995, Mr. Ferrari co-founded CardioThoracic Systems, a manufacturer of cardiac surgery devices, and held various positions there including President and Chief Executive Officer until 2000. From 1991 to 1995, he was President and Chief Executive Officer at

Cardiovascular Imaging Systems, a manufacturer of intravascular ultrasound catheters. Mr. Ferrari currently serves as a director on the boards of several privately-held companies. Mr. Ferrari holds a B.S. in Education from Ashland University and an M.B.A. from the University of South Florida.

Sanford Fitch has served as a member of our board of directors since May 2004. From March 2001 to December 2002, Mr. Fitch served as Vice President of Finance and Chief Financial Officer at Alvesta, a fiber optic component manufacturing company. From March 2000 to December 2000, Mr. Fitch served as Senior Vice President of Finance and Chief Financial Officer at Cruel World, an Internet-based recruiting company. From 1994 to 1998, Mr. Fitch served as Senior Vice President of Finance and Operations and Chief Financial Officer at Conceptus. From 1991 to 1994, Mr. Fitch served as Vice President of Finance and Administration and Chief Financial Officer at SanDisk, a manufacturer of flash memory products. Mr. Fitch currently serves on the board of IRIDEX, a manufacturer of medical laser systems. Mr. Fitch holds a B.S. in Chemistry and an M.B.A. from Stanford University.

Tomoaki Hinohara, M.D. has served as a member of our board of directors since March 1997. Since July 1988, Dr. Hinohara has been a partner at Cardiovascular Medicine and Coronary Interventions. Since 1992, Dr. Hinohara has been the Director of Cardiac Catherization Laboratory at Sequoia Hospital. Dr. Hinohara holds an M.D. from Keio University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board of Directors

Our authorized number of directors is seven. We are actively searching for qualified candidates to add to our board of directors or to replace current members. Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Dr. Hinohara and Mr. Thomas have been designated as Class I directors, whose terms will expire at the 2005 annual meeting of stockholders. Messrs. Drant and Ferrari have been designated as Class II directors, whose terms will expire at the 2006 annual meeting of stockholders. Mr. Fitch and Dr. Simpson have been designated as Class III directors, whose terms will expire at the 2007 annual meeting of stockholders. There will be one vacancy for a Class III director upon completion of this offering. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock—

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws.”

Board Committees

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee.

Audit Committee

The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee is chaired by Mr. Fitch and also includes Messrs. Drant and Ferrari, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. Mr. Fitch is our audit committee financial expert, as currently defined under the SEC rules implementing the Sarbanes-Oxley Act of 2002. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is currently comprised of Messrs. Drant and Ferrari and Dr. Hinohara, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Governance Committee

The nominating and governance committee of our board of directors is responsible for:

•	reviewing the appropriate size, function and needs of the board of directors;

•	developing the board’s policy regarding tenure and retirement of directors;

•	establishing criteria for evaluating and selecting new members of the board, subject to board approval thereof;

•	identifying and recommending to the board for approval of individuals qualified to become members of the board of directors, consistent with criteria established by the committee and by the board;

•	overseeing the evaluation of management and the board; and

•	monitoring and making recommendations to the board on matters relating to corporate governance.

The nominating and governance committee currently consists of Messrs. Drant and Fitch and Dr. Hinohara, each of whom will be independent, within the meaning of applicable SEC and NASDAQ rules, upon completion of this offering. We believe that the composition and functioning of our nominating and governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, The NASDAQ National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Our non-employee directors are reimbursed for certain of their out-of-pocket expenses incurred in connection with attending board and committee meetings. We pay Mr. Fitch a retainer of $12,000 a year for his services as a board member, a committee member and chair of the Audit Committee. In the past, we have granted to our directors options to purchase our common stock pursuant to the terms of our 1997 Stock Plan. Our 2004 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase

15,000 shares of common stock upon such appointment, except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 7,500 shares immediately following each annual meeting of our stockholders. See “—Employee Benefit Plans.” In May 2004, we entered into a consulting agreement with Dr. Simpson, pursuant to which he provides us with consulting services in the areas of product development, medical affairs and strategic planning and is paid $25,000 per month. This consulting agreement expires in May 2009 unless earlier terminated by either Dr. Simpson or us with two weeks’ prior written notice to the other party. Since entering into this consulting arrangement, Dr. Simpson has spent on average approximately four days per week performing services for our company under the consulting agreement.

Executive Compensation

The following table sets forth summary information concerning compensation of our chief executive officer and each of our other four most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.

Summary Compensation Table

Name and Position	Year	Annual Compensation			Long Term Compensation Awards	All Other Compensation ($)

					Securities Underlying Options (#)
		Salary ($)		Bonus ($)
Robert W. Thomas	2003	263,077		—	425,000	—
President and Chief Executive Officer	2002	240,385		—	—	—
	2001	225,231		—	112,500	—

Matthew B. Ferguson	2003	186,932		—	87,500	—
Chief Financial Officer	2002	86,654	(1)	—	32,500	30,000	(2)

Suzon D. Lommel	2003	164,213		—	92,500	—
Vice President of Quality and Regulatory	2002	139,575		—	7,500	—
Affairs	2001	82,417	(3)	—	12,500	—

David L. Martin	2003	163,782	(4)	60,000	247,500	—
Chief Operating Officer

Angela B. Soito	2003	160,000		—	85,000	—
Vice President of Clinical Affairs	2002	89,842	(5)	—	7,500	—

(1)	Mr. Ferguson’s employment with us began in July 2002.

(2)	Consists of relocation expenses.

(3)	Ms. Lommel’s employment with us began in June 2001.

(4)	Mr. Martin’s employment with us began in January 2003.

(5)	Consists of $89,842 in consulting fees.

Option Grants in Last Fiscal Year

In 2003, we granted options to purchase an aggregate of 1,949,850 shares of our common stock to our employees, directors and consultants, all of which were granted under the 1997 Stock Plan. These options generally vest at the rate of 25% after one year of service from the date of grant, and monthly thereafter in equal amounts, generally over 36 additional months. These options have a term of 10 years, but may terminate before their expiration dates if the optionee’s status as our employee, director or consultant is terminated, or upon the optionee’s death or disability. See “—Employee Benefit Plans—1997 Stock Plan.”

The following table sets forth certain information with respect to stock options granted to each of our named executive officers during 2003.

2003 Option Grants

	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name					5%	10%
Robert W. Thomas	425,000	21.8%	$0.32	3/10/13	8,863,643	14,194,427
Matthew B. Ferguson	87,500	4.5	0.32	3/10/13	1,824,868	2,922,382
Suzon D. Lommel	92,500	4.7	0.32	3/10/13	1,929,146	3,089,375
David L. Martin	247,500	12.7	0.32	3/10/13	5,161,768	8,266,166
Angela B. Soito	85,000	4.4	0.32	3/10/13	1,772,729	2,838,885

With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC, and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated based on an assumed initial public offering price of $13.00, the midpoint of the range on the front cover of this prospectus, and assume that the common stock appreciates at the indicated rate for the entire term of the option, and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be realized.

Aggregated Option Exercises in 2003 and Year-End Option Values

The following table sets forth certain information concerning the number and value of unexercised options held by each of the named executive officers as of December 31, 2003. No options were exercised by the named executive officers in 2003. The amount described in the column captioned “Value of Unexercised In-The-Money Options at December 31, 2003” represents the positive spread between the exercise price of stock options and the fair market value of the options, which is based upon the assumed initial public offering price of $13.00 per share, the midpoint of the range on the front cover of this prospectus, minus the exercise price per share. As of May 2004, the option grants in the table below may be exercised in full subject to our right to repurchase any unvested shares at the original exercise price if their employment relationship terminates for any reason other than as a result of a change in control. See “—Change in Control Arrangements.”

2003 Aggregated Option Exercises and Year-End Values

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003
Name	Vested	Unvested	Vested	Unvested
Robert W. Thomas	145,937	466,563	$1,685,907	$5,884,093
Matthew B. Ferguson	11,510	108,490	139,962	1,364,738
Suzon D. Lommel	10,937	101,563	132,994	1,283,106
David L. Martin	—	247,500	—	3,138,300
Angela B. Soito	2,968	89,532	36,091	1,132,909

Employee Benefit Plans

1997 Stock Plan

Our sole director at the time adopted our 1997 Stock Plan in March 1997, and our stockholders approved it in April 1997. Our board of directors has determined not to grant any additional awards under the 1997 Stock Plan after the completion of this offering. However, the 1997 Stock Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder.

A total of 5,086,135 shares of our common stock are authorized for issuance under the 1997 Stock Plan. As of September 30, 2004, options to purchase a total of 3,040,485 shares of our common stock were issued and outstanding and a total of 1,601,318 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 1997 Stock Plan that had not been repurchased by us.

Our 1997 Stock Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees, directors and consultants, and incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, may be granted only to our employees. Our board of directors or a committee of our board of directors administers the 1997 Stock Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 1997 Stock Plan, and may reduce the exercise price of an option to the then current fair market value of our common stock or institute a program whereby outstanding options are exchanged for options with a lower exercise price.

Our 1997 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute each stock purchase right and option. If the outstanding options or stock purchase rights are not assumed or substituted, they will fully vest and become exercisable for a 15-day period from the date the administrator provides notice of such transaction and shall terminate at the end of such 15-day period.

2004 Preferred Stock Plan

Our board of directors adopted and our stockholders approved our 2004 Preferred Stock Plan in May 2004. Our board of directors terminated our 2004 Preferred Stock Plan in August 2004. However, the 2004 Preferred Stock Plan will continue to govern the terms and conditions of any outstanding awards granted thereunder. Our board of directors has the authority to amend the 2004 Preferred Stock Plan provided such action does not impair the rights of any participant.

A total of 275,000 shares of our Series E convertible preferred stock were authorized for issuance under the 2004 Preferred Stock Plan. On May 3, 2004, our board of directors granted rights to purchase an aggregate of 222,741 shares of our Series E convertible preferred stock to 29 employees at a purchase price of $6.00 per share. As of September 30, 2004, there were no outstanding stock options or other rights to purchase shares of our Series E convertible preferred stock, and a total of 219,964 shares of our Series E convertible preferred stock had been issued upon the exercise of stock purchase rights granted under the 2004 Preferred Stock Plan and had not been repurchased by us. Each share of our outstanding Series E convertible preferred stock will convert into one share of our common stock immediately prior to the completion of this offering.

Our 2004 Preferred Stock Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

Our board of directors or a committee of our board administers our 2004 Preferred Stock Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and the form of consideration payable upon the exercise of an award, if any. The administrator selected the employees, directors and consultants who received awards under the 2004 Preferred Stock Plan.

Upon completion of this offering, 100% of the unvested shares of restricted stock will immediately vest and any repurchase right of ours with respect thereto will lapse as to 100% of the restricted stock.

2004 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2004 Equity Incentive Plan in July 2004. Our 2004 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have not reserved any shares of our common stock for issuance pursuant to the 2004 Equity Incentive Plan but the number of shares authorized for issuance under the 2004 Equity Incentive Plan will be increased by (a) any shares that have been reserved but not issued under our 1997 Stock Plan as of the effective date of this offering and (b) any shares returned to our 1997 Stock Plan on or after the completion of this offering as a result of termination of options or the repurchase of unvested shares issued thereunder. In addition, our 2004 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of:

•	5% of the outstanding shares of our common stock on the first day of the fiscal year;

•	2,500,000 shares; and

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2004 Equity Incentive Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2004 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that, with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,750,000 shares in any fiscal year, except that, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 750,000 shares.

After termination, an employee, director or consultant, may exercise his or her option for the period of time as the administrator may determine. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2004 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. Restricted stock awards may be granted under our 2004 Equity Incentive Plan. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2004 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator will also establish the initial dollar value of performance units prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.

Our 2004 Equity Incentive Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase 15,000 shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 7,500 shares immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions have a term of 10 years and an exercise price equal to fair market value on the date of grant. Each option to purchase 15,000 shares becomes exercisable as to one-third of the shares upon each one year anniversary of the vesting commencement date, provided the non-employee director remains a director on such dates. Each option to purchase 7,500 shares becomes 100% vested and fully exercisable as to all shares, one year from the date of grant, provided the non-employee director remains a director on such date.

Unless the administrator provides otherwise, our 2004 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2004 Equity Incentive Plan provides that in the event of our change in control the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right in full, all restrictions on any restricted stock will lapse, all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Our 2004 Equity Incentive Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Equity Incentive Plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the 2004 Employee Stock Purchase Plan. Our board of directors adopted, and our stockholders approved, our 2004 Employee Stock Purchase Plan in July 2004.

Initially, a total of 600,000 shares of our common stock will be made available for sale under our 2004 Employee Stock Purchase Plan. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2004 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lessor of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	1,000,000 shares; and

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers the 2004 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2004 Employee Stock Purchase Plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	immediately after an option grant, owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 12-month offering periods. Each offering period includes two six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the completion of this offering and will end on the first trading day on or after the earlier of November 1, 2005 or 27 months from the beginning of the first offering period.

Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of 5,000 shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2004 Employee Stock Purchase Plan.

In the event of our change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2004 Employee Stock Purchase Plan will automatically terminate in 2024, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2004 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan.

401(k) Plan

We maintain a retirement savings plan, or 401(k) Plan, for the benefit of our eligible employees. Our 401(k) Plan is intended to qualify as a defined contribution arrangement under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code. Employees eligible to participate in our 401(k) Plan are those employees who have completed 1,000 hours of service in a plan year and have attained the age of 21. Participants may elect to defer a percentage of their eligible pretax earnings each year up to the maximum contribution permitted by the Internal Revenue Code. All assets of our 401(k) Plan are currently invested, subject to participant-directed elections, in a variety of mutual funds chosen from time to time by us. Distribution of a participant’s vested interest generally occurs upon termination of employment, including by reason of retirement, death or disability.

Change in Control Arrangements

Employment at our company is at will. We enter into agreements with each of our employees at the level of vice president or above under which the vesting of options granted to these employees will accelerate upon a change in control. Under these agreements, on a change in control, these employees will immediately vest in 50% of the unvested shares underlying options then held by them, and in 50% of shares previously purchased by these employees that we are then entitled to repurchase. In addition, the shares underlying options held by these employees that remain subject to vesting will vest fully over the 12 months following a change in control, and our right to repurchase any shares previously purchased by the employee will lapse over 12 months following a change in control, so long as the employee continues to be employed by us, at a rate of one-twelfth of the shares subject to vesting or to our right to repurchase per month.

Under these agreements, a covered employee that is terminated without cause within 12 months of a change in control, will, in most circumstances, be eligible for a severance package under which: (i) all options held by the employee will become fully vested and any right we may have to repurchase any shares held by the employee will lapse, (ii) the employee will be paid an amount equal to the employee’s base salary for 12 months, if the employee is our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer, or otherwise six months, and (iii) certain health coverage and benefits for that employee will be reimbursed for up to six months.

In addition, 100% of any unvested shares subject to stock purchase rights held by our employees under our 2004 Preferred Stock Plan will immediately vest and become exercisable upon a change in control.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

We have entered into indemnification agreements with our directors, executive officers and others. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Corporate Finance

Over the past three years, we have sold securities to certain private investors, including our directors, officers and 5% stockholders. In 2001, we sold convertible promissory notes and, in connection therewith, issued warrants to purchase shares of our Series C convertible preferred stock, for a per share price of $7.72. In addition, we sold Series C convertible preferred stock, including shares of Series C convertible preferred stock that were sold upon cancellation of the convertible promissory notes issued in 2001, for a per share price of $8.24. In 2002, we sold convertible promissory notes and, in connection therewith, issued warrants to purchase shares of our Series D convertible preferred stock, exercisable at a per share price of $3.04. In 2003, we sold shares of Series D convertible preferred stock, including shares of Series D convertible preferred stock that were sold upon cancellation of the convertible promissory notes issued in 2002, for a per share price of $3.04. In 2004, we sold shares of Series E convertible preferred stock for a per share price of $6.00. The table below sets forth the participation in these financings by our 5% holders, our executive officers and directors, and their immediate family members.

Investors	Warrants to Purchase Series C Preferred Stock	Shares of Series C Preferred Stock	Warrants to Purchase Series D Preferred Stock	Shares of Series D Preferred Stock	Shares of Series E Preferred Stock
Holders of More than 5%
Funds affiliated with De Novo Ventures(1)	—	242,718	32,451	1,315,789	516,666
Funds affiliated with New Enterprise Associates(2)	—	364,077	84,610	663,514	441,666
Named Executive Officers
Matthew B. Ferguson	—	—	—	32,894	—
Directors
Ryan D. Drant(2)	—	6,067	—	7,500	5,000
Tomoaki Hinohara, M.D.	—	—	—	—	16,666
John B. Simpson, Ph.D., M.D.	90,673	352,605	84,610	3,321,802	1,416,666
Immediate Family Members
of Robert W. Thomas	—	—	—	—	20,916
of Matthew B. Ferguson(3)	—	—	—	82,237	33,332
of John B. Simpson,(3) Ph.D., M.D.	27,526	136,458	—	367,367	166,665
Duke Rohlen(3)	—	60,679	—	88,698	416,666

(1)	Dr. Simpson, chairman of our board of directors, and Mr. Ferrari, a member of our board of directors, are managing directors of De Novo Management L.L.C., the general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P.

(2)	Mr. Drant is a partner at New Enterprise Associates.

(3)	Mr. Rohlen, one of our employees, is the brother-in-law of Mr. Ferguson and the son-in-law of Dr. Simpson. The amounts in the table for immediate family members of Mr. Ferguson and Dr. Simpson do not include amounts attributable to Mr. Rohlen.

Other Transaction

On May 21, 2004, we entered into a consulting agreement with the chairman of our board of directors, Dr. Simpson, pursuant to which he provides us with consulting services in the areas of product development, medical affairs and strategic planning and is paid $25,000 per month. This consulting agreement expires in May 2009 unless earlier terminated by either Dr. Simpson or us with two weeks’ prior written notice to the other party. Since entering into this consulting arrangement, Dr. Simpson has spent on average approximately four days per week performing service for our company under the consulting agreement.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of September 30, 2004, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2004 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 17,588,321 shares of common stock outstanding as of September 30, 2004. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o FoxHollow Technologies, Inc., 740 Bay Road, Redwood City, California 94063-2469.

	Beneficial Ownership		Percentage of Shares Outstanding
Beneficial Owner	Shares	Options and Warrants Exercisable Within 60 Days	Before the Offering	After the Offering
Holders of More than 5%
Funds affiliated with De Novo Ventures(1) 1550 El Camino Real	2,075,173	32,451	12.0%	9.5%
Menlo Park, CA 94025
Funds affiliated with New Enterprise Associates(2) 1119 St. Paul Street	1,738,540	84,610	10.3	8.2
Baltimore, MD 21202
Named Executive Officers
Robert W. Thomas	218,750	893,320	6.0	4.8
Matthew B. Ferguson	255,308	—	1.5	1.2
Suzon D. Lommel	—	137,500	*	*
David L. Martin	38,000	472,987	2.8	2.3
Angela B. Soito	16,447	92,500	*	*
Directors
John B. Simpson, Ph.D., M.D.(1)(3)	7,814,693	117,061	44.8	35.7
Ryan D. Drant(4)	19,830	15,000	*	*
Richard M. Ferrari(1)	2,075,173	47,451	12.0	9.6
Sanford Fitch	18,750	—	*	*
Tomoaki Hinohara,	95,961	31,250	*	*
All executive officers and directors as a group (13 persons)	8,477,739	2,340,416	54.3%	44.3%

*	Indicates ownership of less than 1%.

(1)

Includes 1,732,375 shares held by De Novo (Q) Ventures I, L.P. and 342,798 shares held by De Novo Ventures I, L.P. Also includes a warrant to purchase 27,091 shares of Series D convertible preferred stock held by De Novo (Q) Ventures I, L.P. and a warrant to purchase 5,360 shares of Series D convertible preferred stock held by De Novo Ventures I, L.P. Dr. Simpson and Mr. Ferrari are managing directors of De Novo Management, L.L.C., the general partner of De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P. Dr. Simpson and Mr. Ferrari each disclaim beneficial ownership of shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P., except to the extent of their pecuniary interest therein. John B. Simpson, Frederick J. Dotzler, David Mauney, Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with regard to shares held by De Novo (Q) Ventures I, L.P. and De Novo Ventures I, L.P.

(2)	Includes 1,733,796 shares held by New Enterprise Associates VII, Limited Partnership, 4,429 shares held by NEA President’s Fund, L.P., and 315 shares held by NEA Ventures 1998, L.P. Also includes a warrant to purchase 84,610 shares of Series D convertible preferred stock held by New Enterprise Associates VII, Limited Partnership. Peter J. Barris, C. Richard Kramlich, Peter T. Morris, John M. Nehra, Charles W. Newhall, III and Mark W. Perry as general partners of NEA Partners VII, Limited Partnership, the general partner of New Enterprise Associates VII, Limited Partnership, share voting and dispositive power with regard to shares held by NEA Enterprise Associates VII, Limited Partnership. Peter J. Barris, C. Richard Kramlich, John M. Nehra, Charles W. Newhall, III and Mark W. Perry as general partners of NEA General Partners, L.P., the general partner of NEA President’s Fund, L.P., share voting and dispositive power with regard to shares held by NEA President’s Fund, L.P. Louis B. Van Dyck is the general partner of NEA Ventures 1998, L.P. and has sole voting and dispositive power with regard to shares held by NEA Ventures 1998, L.P. Mr. Drant is a partner of New Enterprise Associates but does not have voting or dispositive power with respect to shares held by New Enterprise Associates VII, Limited Partnership, NEA President’s Fund, L.P. or NEA Ventures 1998, L.P. Mr. Drant has no pecuniary interest in shares held by New Enterprise Associates VII, Limited Partnership or NEA President’s Fund, L.P. and disclaims beneficial ownership of shares held by NEA Ventures 1998, L.P., except to the extent of his pecuniary interest therein.

(3)	Includes 204,733 shares held by FoxHollow, a California Limited Partnership and 49,362 shares held by Rolan C. Simpson Family Trust. Dr. Simpson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Also includes a warrant to purchase 84,610 shares of Series D convertible preferred stock.

(4)	Includes 315 shares held by NEA Ventures 1998, L.P. Mr. Drant is a partner of New Enterprise Associates but does not have voting or dispositive power with respect to shares held by New Enterprise Associates VII, Limited Partnership, NEA President’s Fund, L.P. or NEA Ventures 1998, L.P. Mr. Drant has no pecuniary interest in shares held by New Enterprise Associates VII, Limited Partnership or NEA President’s Fund, L.P. and disclaims beneficial ownership of shares held by NEA Ventures 1998, L.P., except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 55,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares, 50,000,000 shares will be designated as common stock and 5,000,000 shares will be designated as preferred stock.

Common Stock

As of September 30, 2004, there were 17,588,321 shares of common stock outstanding that were held of record by 271 stockholders. These amounts assume the automatic conversion of all outstanding shares of our preferred stock into 15,557,097 shares of our common stock immediately prior to the completion of this offering. After giving effect to the sale of common stock offered in this offering, there will be 22,088,321 shares of common stock outstanding. As of September 30, 2004, there were outstanding options to purchase a total of 3,040,485 shares of our common stock under our 1997 Stock Plan and an outstanding option to purchase 50,000 shares of our common stock pursuant to a stand-alone option grant.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of September 30, 2004, there were outstanding warrants to purchase 212,670 shares of our Series D convertible preferred stock at an exercise price of $3.04 per share. We expect that these warrants will be exercised prior to the completion of this offering. If they are not exercised upon the completion of this offering, these warrants will expire.

Registration Rights

After the closing of this offering, the holders of approximately 15,766,017 shares of our common stock, including 212,670 shares issuable upon exercise of the outstanding warrants described above, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 25% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a Registration Statement on Form S-3, subject to certain conditions and limitations. In addition, these holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the registration rights noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. The underwriters named in this prospectus have notified us that no holders of registration rights will be permitted to include any of their shares in this offering.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation to be effective upon completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and bylaws to be effective upon completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our amended and restated certificate of incorporation to be effective on the completion of this offering will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provision of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

NASDAQ National Market Listing

Our common stock has been approved for quotation on The NASDAQ National Market under the symbol “FOXH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104, and its telephone number is (415) 743-1444.

SHARES ELIGIBLE FOR FUTURE SALE

We will have 22,088,321 shares of common stock outstanding after the completion of this offering (22,763,321 shares if the underwriters’ over-allotment is exercised in full) based on 17,588,321 shares outstanding as of September 30, 2004. Of those shares, the 4,500,000 shares of common stock sold in the offering (5,175,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 17,588,321 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

All of our officers, directors and holders of more than 1% of our securities have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities, Inc. and Piper Jaffray & Co. After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended until 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable. See “Underwriting.”

After the offering, the holders of approximately 15,766,017 shares of our common stock (including 212,670 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock—Registration Rights.”

In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of this offering, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 220,883 shares immediately after the offering); or

•	the average weekly trading volume in the common stock on The NASDAQ National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him or her and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who hold options as of that date pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Based on shares outstanding as of September 30, 2004 and subject to the lock-up agreements, the shares of our common stock that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	4,447,839 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•	9,209,882 shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules.

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1997 Stock Plan, the 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing.

Prior to the completion of this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

UNDERWRITING

The underwriters named below, for whom J.P. Morgan Securities Inc., Piper Jaffray & Co., Thomas Weisel Partners LLC and William Blair & Co., LLC are acting as representatives, have agreed to purchase, subject to the terms of an underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
William Blair & Co., LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the registration statement of which this prospectus is a part has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	the shares of our common stock to be sold in this offering have been approved for listing on The NASDAQ National Market; and

•	we deliver customary closing documents to the underwriters.

The underwriters have advised us that they propose to offer the shares initially to the public at $            per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $            per share. The underwriters may allow and the dealers may reallow a concession of not more than $            per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an over-allotment option to purchase up to an additional 675,000 shares of our common stock from us at the same price as to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total to be paid by us	$	$

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.9 million. We have agreed to indemnify the underwriters against certain liabilities that may be based upon an untrue statement of material fact contained in this prospectus, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

Holders of an aggregate of 98% of our shares of common stock, including each of our directors and executive officers, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 180-day lock-up period, then in each case the initial 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable. The foregoing lock-up is not applicable to:

•	bona fide gifts or pledges, provided the donee or pledgee agrees to be bound by the lock-up restrictions;

•	transfers to immediate family members or to a trust for the benefit of the transferee or immediate family members of the transferee, provided that the transferee agrees to be bound by the lock-up restrictions; or

•	shares acquired in the open market on or after the date set forth on the front cover of this prospectus, provided that the holder is not one of our directors or officers.

Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus was negotiated between us and the underwriters immediately prior to this offering. Factors considered in determining the initial public offering price included:

•	the history of, and the prospects for, the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active public market for our common stock may never develop or, if it does develop, continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of our common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available by password on the Internet sites or through other online services maintained by certain of the underwriters participating in this offering or by their affiliates. In those cases, prospective investors may view offering terms and this prospectus online and, depending upon the underwriter, prospective investors may be allowed to place orders online or through their financial advisor. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.

As of the date of this prospectus, Piper Jaffray Healthcare Fund II, L.P., or PJH Fund, owns 102,778 shares of our Series B convertible preferred stock, 60,889 shares of our Series C convertible preferred stock and 115,819 shares of our Series D convertible preferred stock. The PJH Fund consists of individual investors who are or were associated with Piper Jaffray & Co., one of the representatives in this offering. After the completion of this offering, the PJH Fund will own an aggregate of 317,205 shares of our common stock. The PJH Fund has agreed to be subject to the lock-up agreements described above.

From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with our affiliates and us.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own an interest representing less than 0.3% of the shares our common stock. Latham & Watkins LLP, Menlo Park, California, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2002 and 2003 and June 30, 2004 and for each of the three years in the period ended December 31, 2003 and the six-month period ended June 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

FOXHOLLOW TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of FoxHollow Technologies, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of FoxHollow Technologies, Inc. (the “Company”) at December 31, 2002 and 2003, and June 30, 2004 and the results of its operations and its cash flows for the years ended December 31, 2001, 2002 and 2003 and for the six-month period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) on page II-4 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

August 12, 2004, except for Note 14

relating to the stock split as to

which the date is October 25, 2004

FOXHOLLOW TECHNOLOGIES, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		June 30, 2004	Pro Forma Balance Sheet at June 30, 2004
	2002	2003
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,086	$2,637	$19,145	$19,145
Short-term investments	—	4,874	2,989	2,989
Accounts receivable, net of allowance for doubtful accounts of $0 in 2002, $39 in 2003 and $212 at June 30, 2004	12	866	4,021	4,021
Inventory, net	62	1,223	2,324	2,324
Deferred cost of revenue	—	78	84	84
Prepaid expenses and other current assets	109	215	325	325

Total current assets	1,269	9,893	28,888	28,888
Property and equipment, net	629	1,424	2,461	2,461
Other assets	90	99	611	611

Total assets	$1,988	$11,416	$31,960	$31,960

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$420	$1,559	$3,610	$3,610
Accrued liabilities	153	878	3,709	2,486
Deferred revenue	—	90	118	118
Convertible promissory notes	2,271	—	—	—

Total liabilities	2,844	2,527	7,437	6,214

Commitments and contingencies (Note 7)
Convertible preferred stock: $0.001 par value; 17,050,000 shares authorized; Issued and outstanding: 2,845,909, 10,408,605 and 15,361,111 in 2002, 2003 and at June 30, 2004, respectively, and no shares pro forma (unaudited) (Liquidation preference: $79,269 at June 30, 2004)	27,374	49,998	78,308	—

Stockholders’ equity (deficit):
Common stock: $0.001 par value; 23,000,000 shares authorized; Issued and outstanding: 571,262, 609,095 and 818,942 in 2002, 2003 and at June 30, 2004, respectively, and 16,378,817 shares issued and outstanding pro forma	1	1	1	16
Additional paid-in capital	1,042	6,183	18,347	97,863
Deferred stock-based compensation, net	—	(3,673)	(13,512)	(12,746)
Accumulated deficit	(29,273)	(43,620)	(58,621)	(59,387)

Total stockholders’ equity (deficit)	(28,230)	(41,109)	(53,785)	25,746

Total liabilities and stockholders’ equity (deficit)	$1,988	$11,416	$31,960	$31,960

The accompanying notes are an integral part of these financial statements.

FOXHOLLOW TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net revenue	$—	$12	$2,585	$226	$12,272
Cost of revenue(1)	—	95	4,503	980	10,157

Gross profit (loss)	—	(83)	(1,918)	(754)	2,115

Operating expenses:
Research and development(1)	4,360	6,570	5,785	3,505	2,963
Selling, general and administrative(1)	989	1,548	6,792	1,927	14,207

Total operating expenses	5,349	8,118	12,577	5,432	17,170

Loss from operations	(5,349)	(8,201)	(14,495)	(6,186)	(15,055)

Interest and other income	210	73	183	110	56
Interest and other expense	(278)	(78)	(35)	(33)	(2)

Net loss	(5,417)	(8,206)	(14,347)	(6,109)	(15,001)
Dividend related to beneficial conversion feature of convertible preferred stock	—	—	(24)	(24)	(15,977)

Net loss attributable to common stockholders	$(5,417)	$(8,206)	$(14,371)	$(6,133)	$(30,978)

Net loss per common share:
Basic and diluted	$(10.28)	$(15.00)	$(24.69)	$(10.65)	$(43.82)

Weighted-average number of shares used in per common share calculations:
Basic and diluted	527	547	582	576	707

Pro forma net loss per common share (unaudited) (See Note 13):
Basic and diluted			$(1.36)		$(2.38)

Weighted-average number of shares used in pro forma per common share calculations (unaudited) (See Note 13):
Basic and diluted			10,566		13,033

(1) Includes the following stock-based compensation charges:
Cost of revenue	$—	$—	$95	$43	$138
Research and development	—	1	232	121	173
Selling, general and administrative	1	4	1,109	390	1,918

	$1	$5	$1,436	$554	$2,229

The accompanying notes are an integral part of these financial statements.

FOXHOLLOW TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balances at December 31, 2000	519,387	$1	$376	$—	$—	$(15,650)	$(15,273)
Exercise of common stock options	11,280	—	9	—	—	—	9
Fair value of warrants issued	—	—	322	—	—	—	322
Stock-based compensation	—	—	1	—	—	—	1
Components of other comprehensive loss:
Changes in unrealized gains (losses) on short-term investments	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	(5,417)	(5,417)

Comprehensive loss							(5,411)

Balances at December 31, 2001	530,667	1	708	—	6	(21,067)	(20,352)
Exercise of common stock options	40,595	—	42	—	—	—	42
Fair value of warrants issued	—	—	287	—	—	—	287
Stock-based compensation	—	—	5	—	—	—	5
Components of other comprehensive loss:
Changes in unrealized gains (losses) on short-term investments	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	(8,206)	(8,206)

Comprehensive loss							(8,212)

Balances at December 31, 2002	571,262	1	1,042	—	—	(29,273)	(28,230)
Exercise of common stock options	37,833	—	32	—	—	—	32
Beneficial conversion feature related to issuance of Series D convertible preferred stock	—	—	24	—	—	—	24
Deemed dividend related to beneficial conversion feature related to issuance of Series D convertible preferred stock	—	—	(24)	—	—	—	(24)
Deferred stock-based compensation	—	—	4,662	(4,662)	—	—	—
Stock-based compensation	—	—	447	—	—	—	447
Amortization of deferred stock-based compensation	—	—	—	989	—	—	989
Components of other comprehensive loss:
Net loss	—	—	—	—	—	(14,347)	(14,347)

Comprehensive loss							(14,347)

Balances at December 31, 2003	609,095	1	6,183	(3,673)	—	(43,620)	(41,109)
Exercise of common stock options	209,847	—	96	—	—	—	96
Beneficial conversion feature related to issuance of Series E convertible preferred stock	—	—	15,977	—	—	—	15,977
Deemed dividend related to beneficial conversion feature related to issuance of Series E convertible preferred stock	—	—	(15,977)	—	—	—	(15,977)
Deferred stock-based compensation in connection with a deemed dividend related to the issuance of Series E convertible restricted preferred stock	—	—	766	(766)	—	—	—
Deferred stock-based compensation	—	—	10,842	(10,842)	—	—	—
Stock-based compensation	—	—	460	—	—	—	460
Amortization of deferred stock-based compensation	—	—	—	1,769	—	—	1,769
Components of other comprehensive loss:
Net loss	—	—	—	—	—	(15,001)	(15,001)

Comprehensive loss							(15,001)

Balances at June 30, 2004	818,942	$1	$18,347	$(13,512)	$—	$(58,621)	$(53,785)

The accompanying notes are an integral part of these financial statements.

FOXHOLLOW TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net loss	$(5,417)	$(8,206)	$(14,347)	$(6,109)	$(15,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense related to warrants and accrued interest converted into convertible preferred stock	271	44	17	17	—
Loss on disposal of property and equipment	1	—	3	2	—
Allowance for doubtful accounts	—	—	39	—	173
Depreciation and amortization	587	488	585	253	491
Amortization of deferred stock-based compensation	—	—	989	435	1,769
Stock-based compensation expense	1	5	447	119	460
Provision for excess and obsolete inventories	—	—	142	185	555
Changes in operating assets and liabilities:
Accounts receivable	—	(12)	(893)	(117)	(3,328)
Inventory	—	(62)	(1,303)	(724)	(1,656)
Deferred cost of revenue	—	—	(78)	(53)	(6)
Prepaid expenses and other current assets	(29)	(14)	(106)	(257)	(110)
Other assets	36	(90)	(9)	(6)	(512)
Accounts payable	47	124	1,139	407	2,051
Accrued liabilities	(11)	66	768	74	1,609
Deferred revenue	—	—	90	61	28

Net cash used in operating activities	(4,514)	(7,657)	(12,517)	(5,713)	(13,477)

Cash flows from investing activities:
Acquisition of property and equipment	(604)	(389)	(1,383)	(639)	(1,528)
Sales or maturities of short-term investments	3,362	4,181	18,277	11,976	4,875
Purchases of short-term investments	(7,289)	(256)	(11,783)	(10,507)	(2,989)

Net cash provided by (used in) investing activities	(4,531)	3,536	5,111	830	358

Cash flows from financing activities:
Repayment of notes payable	(365)	(182)	—	—	—
Proceeds from convertible promissory notes	2,800	2,514	—	—	—
Proceeds from issuance of convertible preferred stock, net	9,346	—	8,925	8,925	29,532
Proceeds from issuance of common stock	9	42	32	4	95

Net cash provided by financing activities	11,790	2,374	8,957	8,929	29,627

Net increase (decrease) in cash and cash equivalents	2,745	(1,747)	1,551	4,046	16,508

Cash and cash equivalents, beginning of period	88	2,833	1,086	1,086	2,637

Cash and cash equivalents, end of period	$2,833	$1,086	$2,637	$5,132	$19,145

Supplemental disclosures for cash flow information:
Cash paid during the period for interest	$20	$5	$—	$—	$—

Supplemental disclosure of noncash financing activities:
Issuance of convertible preferred stock in exchange for marketable securities	$—	$—	$11,369	$11,369	$—
Changes in net unrealized gains on short-term investments	6	(6)	—	6	—
Deferred stock-based compensation	—	—	4,662	3,488	10,842
Issuance of warrants	322	287	—	—	—
Conversion of promissory notes and accrued interest into convertible preferred stock	3,657	—	2,331	2,331	—
Dividend related to beneficial conversion feature of convertible preferred stock	—	—	24	24	15,977

The accompanying notes are an integral part of these financial statements.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

FoxHollow Technologies, Inc. (the “Company”) designs, develops, manufactures and sells medical devices primarily for the treatment of peripheral artery disease (“PAD”). PAD results from the accumulation of plaque in the arteries. The Company sells the SilverHawk Plaque Excision System (“SilverHawk”), a minimally-invasive single-use catheter system designed for removal of plaque from arteries. Plaque removal re-opens previously narrowed arteries, allowing increased blood flow to tissue and organs. In June 2003, the U.S. Food and Drug Administration (“FDA”) granted 510(k) clearance to market the SilverHawk for treatment of atherosclerosis in the peripheral vasculature. The Company was incorporated in the state of Delaware on September 24, 1996. The Company exited the development stage during 2003.

LIQUIDITY

The Company has incurred significant net losses and negative cash flows from operations since its inception. At June 30, 2004, the Company had an accumulated deficit of $58.6 million. Management believes that currently available resources will provide sufficient funds to enable the Company to meet its obligations through at least June 2005. If anticipated operating results are not achieved, however, management believes that planned expenditures may need to be reduced, extending the time period over which the currently available resources will be adequate to fund the Company’s operations. The Company intends to raise additional funds through the issuance of equity securities, if available on terms acceptable to the Company.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Results

The statements of operations and of cash flows for the six months ended June 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s results of operations and of cash flows for the six months ended June 30, 2003. The financial data and other information disclosed in these notes to financial statements related to the six months ended June 30, 2003 are unaudited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2003 and June 30, 2004, the Company’s cash and cash equivalents were held in financial institutions in the United States and consist primarily of deposits in money market funds, which were unrestricted as to withdrawal or use.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Short-Term Investments

The Company classifies all short-term investments as “available-for-sale.” Such short-term investments are recorded at fair value and unrealized gains and losses are recorded as a separate component of stockholders’ deficit until realized. Realized gains and losses on the sale of all such securities are reported in net loss, computed using the specific identification cost method. The Company places its short-term investments primarily in U.S. Government securities, corporate bonds and commercial paper. At December 31, 2002 and 2003 and June 30, 2004, the estimated fair value of the investments approximated their cost, and the amount of gross unrealized gains and losses were insignificant.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities. Based on borrowing rates available to the Company as of the dates of these financial statements, the carrying value of convertible promissory notes approximates fair value.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company’s cash, cash equivalents and short-term investments are deposited with three major banks in the United States that management believes are creditworthy. The Company is exposed to credit risk in the event of default by these financial institutions for amounts in excess of Federal Deposit Insurance Corporation insured limits. Management believes that the Company’s investments in cash, cash equivalents and short-term investments are financially sound and have minimal credit risk. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

Prior to the receipt of FDA clearance in June 2003, the Company derived all of its revenue and related accounts receivable balances from sales to the Company’s international distributors. At December 31, 2002, Distributor A accounted for 100% of the Company’s accounts receivable and 100% of the Company’s net revenue for the year then ended. For the year ended December 31, 2003, Distributor B accounted for 13% of the Company’s net revenue. For the six-months ended June 30, 2003 (unaudited), Distributor A and Distributor B accounted for 35% and 65% of the Company’s net revenue, respectively. At December 31, 2003 and at June 30, 2004, no customer accounted for more than 10% of the Company’s accounts receivable. For the six-month period ended June 30, 2004, no customer accounted for more than 10% of the Company’s net revenue.

The Company’s products require clearances from the FDA and international regulatory agencies prior to commercialized sales. The SilverHawk has received FDA clearance for treatment of atherosclerosis in the peripheral vasculature. There can be no assurance that the Company’s future products will receive required clearances. If the Company were denied such clearances or such clearances were delayed, it could have a materially adverse impact on the Company.

The Company relies on sole-source suppliers to manufacture some of the components used in its product. The Company’s manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s Quality System Regulation, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet demand.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Inventory

Inventory is stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which are generally two to three years for all property and equipment categories. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards Board (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. Through June 30, 2004, there have been no such impairments.

Comprehensive Loss

Comprehensive income (loss) generally represents all changes in stockholders’ deficit except those resulting from investments or contributions by stockholders. The Company’s unrealized gain (loss) on short-term investments represents the only component of other comprehensive loss that is excluded from the Company’s net loss and has been reflected in the statement of stockholders’ deficit.

Unaudited Pro Forma Balance Sheet

If the offering contemplated by this prospectus is completed, all of the convertible preferred stock and restricted preferred stock outstanding, the proceeds from which are currently classified as an accrued liability, will automatically convert into 15,559,875 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 2004. The unaudited pro forma balance sheet adjusts stockholders’ equity by $79,531,000 for the following:

Assumed conversion of the convertible preferred stock	$78,308,000
Restricted preferred stock, which was recorded as an accrued liability…	1,223,000
Acceleration of deferred stock-based compensation associated with the assumed vesting of the restricted preferred stock upon the completion of the initial public offering…	766,000
Increase to accumulated deficit	(766,000)

$79,531,000

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

Revenue from product sales to direct customers is recognized when the title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, remaining obligations are insignificant and collectibility is reasonably assured. The Company’s product consists of two primary components sold as one device: a low profile catheter connected to a battery driven control unit, both of which are disposable. There are no multiple elements to the Company’s revenue arrangements. Transfer of title and risk of ownership generally occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. The Company does not offer any rights of return for product sales to direct and indirect customers.

In 2002 and 2003, the Company entered into agreements with three distributors in Europe. Recognition of revenue and related cost of revenue from product sales to the Company’s European distributors is deferred until the product is sold from the distributors to their end customers. This revenue and related cost of revenue is deferred as a result of certain rights of returns related to product upgrades or contract termination clauses provided in the Company’s agreements with these distributors and the lack of sufficient historical basis from which to estimate sales return rates.

In 2002, the Company entered into an agreement with a distributor in Europe to sell the Company’s product to its market under a consignment sales arrangement. Under the terms of this agreement, the distributor sells the Company’s product to end customers and reports sales of these products to the Company at the end of each period at which time the Company recognizes revenue on these sales.

The Company maintains a warranty allowance for the estimated amount of repairs or replacement cost of all products which are found to be defective. Provisions for warranty are provided for in the same period that the related product sales are recorded. The amount of allowance is based upon analyses of historical repairs and replacements, known improvements in design and changes in reliability. Warranty expense was $0, $0 and $367,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $56,000 and $181,000 for the six months ended June 30, 2003 (unaudited) and 2004, respectively. Warranty liability was insignificant at December 31, 2002 and 2003 and at June 30, 2004.

Research and Development Expenditures

Costs related to research, design and development of products are charged to research and development expense as incurred.

Advertising Costs

Advertising costs are included in selling, general and administrative expenses and are expensed as incurred. Advertising expense was $0, $103,000 and $113,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $66,000 and $68,000 for the six months ended June 30, 2003 (unaudited) and 2004, respectively.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Segments

The Company operates in one segment. Management uses one measurement of profitability and does not segregate its business for internal reporting. All long-lived assets are maintained in the United States.

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of vested common shares outstanding during the period. Diluted net loss per common share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants and convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Numerator:
Net loss	$(5,417)	$(8,206)	$(14,347)	$(6,109)	$(15,001)
Dividend related to beneficial conversion feature of convertible preferred stock	—	—	(24)	(24)	(15,977)

Net loss attributable to common stockholders	$(5,417)	$(8,206)	$(14,371)	$(6,133)	$(30,978)

Denominator:
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	527	547	582	576	707

The following outstanding options, convertible preferred stock, restricted preferred stock and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Convertible preferred stock	2,846	2,846	10,409	10,409	15,158
Restricted preferred stock	—	—	—	—	203
Options to purchase common stock	582	583	2,396	2,244	3,659
Warrants to purchase convertible preferred stock	123	336	336	336	213

	3,551	3,765	13,141	12,989	19,233

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and its interpretations and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss attributable to common stockholders, as reported	$(5,417)	$(8,206)	$(14,371)	$(6,133)	$(30,978)
Add: Employee stock-based compensation included in reported net loss	—	—	989	435	1,769
Deduct: Employee total stock-based compensation determined under fair value method	(32)	(48)	(1,042)	(442)	(1,674)

Pro forma net loss attributable to common stockholders	$(5,449)	$(8,254)	$(14,424)	$(6,140)	$(30,883)

Net loss attributable to common stockholders per common share, basic and diluted:
As reported	$(10.28)	$(15.00)	$(24.69)	$(10.65)	$(43.82)

Pro forma	$(10.34)	$(15.09)	$(24.78)	$(10.66)	$(43.68)

The above pro forma effects on net loss may not be representative of the effects on future results as options granted typically vest over several years and additional grants are expected to be made in future years.

In accordance with the provisions of SFAS No. 123, the fair value of each option is estimated using the minimum value method based on the following assumptions:

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted-average risk-free interest rate	4.34%	3.74%	2.59%	2.52%	3.33%
Expected life (in years)	4	4	4	4	4
Dividend yield	—	—	—	—	—

The grant date weighted-average fair value per share of options granted during the years ended December 31, 2001, 2002 and 2003 was $0.16, $0.12 and $2.96, respectively, and $2.56 and $8.28 for the six months ended June 30, 2003 (unaudited) and 2004, respectively.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that Are Issued to other Than Employees for Acquiring, or in conjunction with Selling Goods, or Services” which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period, on a straight-line basis.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

On December 17, 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which supercedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB No. 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” (the “FAQ”) issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated in SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material effect on the Company’s financial position, cash flows or results of operations.

In March 2004, the EITF reached a consensus on issue No. 03-06 (“EITF 03-06”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” SFAS No. 128 provides guidance on the calculation and disclosure of earnings per share (“EPS”), including the use of the two-class method for determining EPS when a company has participating securities. EITF 03-06 is intended to clarify what is a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The adoption of EITF 03-06 did not have a material impact on the Company’s basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003 or for the six months ended June 30, 2003 (unaudited) and 2004.

NOTE 3—SHORT-TERM INVESTMENTS:

At December 31, 2002, the Company had no short-term investments.

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2003
Corporate bonds (maturities less than one year)	$4,874	$—	$—	$4,874

	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
At June 30, 2004
U.S. Government securities (maturities less than one year)	$2,989	$—	$—	$2,989

The Company has not experienced any significant realized gains or losses on its investments in the periods presented in the statements of operations.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 4—BALANCE SHEET DETAIL:

Inventory

Inventory consists of the following (in thousands):

	December 31,		June 30, 2004
	2002	2003
Raw materials	$31	$779	$1,874
Work in process	—	349	860
Finished goods	31	237	287
Reserves	—	(142)	(697)

	$62	$1,223	$2,324

Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,		June 30, 2004
	2002	2003
Computer equipment	$508	$712	$1,348
Machinery and equipment	1,256	1,998	2,777
Office furniture and fixtures	294	405	502
Leasehold improvements	434	755	759

	2,492	3,870	5,386
Less: Accumulated depreciation and amortization	(1,863)	(2,446)	(2,925)

	$629	$1,424	$2,461

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		June 30, 2004
	2002	2003
Salaries and related expense	$112	$789	$2,177
Accrued interest	31	—	—
Accrued warranty	—	52	84
Proceeds received on issuance of restricted preferred stock	—	—	1,223
Other	10	37	225

	$153	$878	$3,709

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 5—INCOME TAXES:

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	December 31,		June 30, 2004
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$9,894	$10,297	$15,362
Research and development tax credit carryforwards	1,130	1,245	1,484
Capitalized startup costs	929	700	550
Accruals and other	234	896	965
Valuation allowance	(12,187)	(13,138)	(18,361)

Net deferred tax asset	$—	$—	$—

As of June 30, 2004, the Company had net operating loss carryforwards of approximately $38.8 million and $37.4 million available to reduce future taxable income, if any, for Federal and California state income tax purposes, respectively. The net operating loss carryforwards begin to expire between 2011 and 2006 for Federal and California purposes, respectively, and fully expire in 2024 and 2014, respectively. The valuation allowance increased by $2.0 million, $3.8 million, $1.0 million and $5.2 million for the year ended December 31, 2001, 2002, 2003 and for the six-months period ended June 30, 2004, respectively.

The Company also had federal and state research and development credit carryforwards of approximately $895,000 and $843,000, respectively, at December 31, 2003. The federal credits will expire starting in 2020 if not utilized.

Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

NOTE 6—BORROWINGS:

Notes Payable

The Company maintained a line of credit for purchases of equipment, tenant improvements and working capital. Prior to the line’s expiration, on June 30, 1999 the Company had drawn down a total of $1.1 million. All borrowings under the financing agreement were collateralized by the Company’s assets. The balance was repayable in 36 monthly payments, which comprised principle and interest. All borrowings bore interest at the prime rate plus 0.5%. The payments began July 1, 1999 and ended on June 1, 2002.

Convertible Promissory Notes

In November 2002, the Company entered into convertible promissory note agreements with detachable warrants to purchase shares of Series D convertible preferred stock (See Note 8) with the Company’s founder and other investors for an aggregate amount of $2.5 million. The convertible promissory notes accrued interest at 8.0% per annum. In January 2003, the outstanding notes and accrued interest of $43,000 were converted into 840,360 shares of Series D convertible preferred stock.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 7—COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases its Saginaw Drive facility under an operating sublease agreement which expires December 31, 2005. In addition to monthly base rent, the Company is subject to utility and maintenance fees.

In May 2004, the Company entered into a noncancelable operating lease for its Bay Road facility that expires on August 31, 2011, with the first payment scheduled to commence on September 1, 2004. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight line basis over the lease period and has deferred the rent expense paid but not incurred. In conjunction with the facility lease, the Company paid a security deposit in the amount of $531,000, which is classified as other long term assets. The aggregate future minimum rental payments required under the noncancelable operating leases as of June 30, 2004 are as follows (in thousands):

Years Ending December 31,
Remainder of 2004	$325
2005	905
2006	781
2007	817
2008	854
2009 and thereafter	2,452

Future minimum rental payments	$6,134

Rent expense was $370,000, $341,000 and $540,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $270,000 and $267,000 for the six months ended June 30, 2003 (unaudited) and 2004, respectively.

Royalty Obligations

In 1999, the Company entered into a license agreement that requires minimum quarterly royalty payments to the licensor. Under the terms of the agreement, as amended in May 2002, the Company is required to make minimum annual payments of $20,000, $40,000 and $80,000 in equal quarterly installments for the years ended December 31, 2003, 2004 and 2005, respectively. For the calendar year commencing January 1, 2006, and each year thereafter, the quarterly calendar year minimum royalty shall be the prior year’s minimum royalty adjusted by a percentage equal to the percentage change in the “Consumer Price Index for All Urban Consumers” for the prior calendar year as reported by the U.S. Department of Labor. Unless terminated earlier, the term of the license agreement shall continue until the expiration of the last to expire patent that covers that licensed product in such country or for the period of fifteen years following the first bona fide commercial sales of such licensed product in such country, whichever is longer.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for such

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Contingencies

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management is not currently aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 8—CONVERTIBLE PREFERRED STOCK:

Under the amended and restated certificate of incorporation, the Company is authorized to issue 17,050,000 shares of convertible preferred stock.

As of December 31, 2002, the convertible preferred stock comprised:

Series	Shares Designated and Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference per Share
A	750,000	684,251	$2,719,000	$4.00
B	550,000	541,661	11,652,000	21.60
C	2,000,000	1,619,997	13,003,000	8.24

	3,300,000	2,845,909	$27,374,000

As of December 31, 2003, the convertible preferred stock comprised:

Series	Shares Designated and Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference per Share
A	750,000	684,251	$2,719,000	$4.00
B	550,000	541,661	11,652,000	21.60
C	2,000,000	1,619,997	13,003,000	8.24
D	8,750,000	7,562,696	22,624,000	3.04

	12,050,000	10,408,605	$49,998,000

As of June 30, 2004, the convertible preferred stock comprised:

Series	Shares Designated and Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference per Share
A	750,000	684,251	$2,719,000	$4.00
B	550,000	541,661	11,652,000	21.60
C	2,000,000	1,619,997	13,003,000	8.24
D	8,750,000	7,562,696	22,624,000	3.04
E	5,000,000	4,952,506	28,310,000	6.00

	17,050,000	15,361,111	$78,308,000

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The holders of convertible preferred stock have various rights and preferences as follows:

Voting

Holders of convertible preferred stock are entitled to one vote for each share of common stock into which such shares can be converted.

Dividends

The holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock are entitled to, when and if declared by the Board of Directors, noncumulative dividends in the amount of $0.40, $2.16, $0.84, $0.32 and $0.60 per share per annum, respectively. Such dividends must be paid before any dividends on common stock. As of June 30, 2004, no dividends have been declared or paid.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the sum of $4.00, $21.60, $8.24, $3.04 and $6.00 for each outstanding share of Series A, Series B, Series C, Series D and Series E convertible preferred stock, respectively (as adjusted for any stock dividends, combinations or splits), plus any declared but unpaid dividends on such shares. A liquidation includes any recapitalization or any consolidation or corporate reorganization in which the stockholders of the Company immediately prior to such event own less than 50% of the Company’s voting power after such event. In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to convertible preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the convertible preferred stock in proportion to the full preferential amount each is otherwise entitled to receive.

After payment has been made to the holders of Series A, Series B, Series C, Series D and Series E convertible preferred stock, any remaining assets and funds are to be distributed among the holders of common stock on a pro rata basis.

Conversion

Shares of Series A, Series B, Series C, Series D and Series E convertible preferred stock are convertible into shares of common stock at the option of the holder or automatically immediately upon the closing of a firm commitment underwritten public offering in which the aggregate public offering proceeds equals or exceeds $20,000,000 (subject to adjustment to reflect subsequent stock dividends, stock splits or recapitalization). Each share of Series A, Series B, Series C, Series D and Series E convertible preferred stock shall be convertible into the number of fully paid and non-assessable shares of common stock that results from dividing the original issuance price of $4.00, $21.60, $8.24, $3.04 and $6.00 per share, respectively, by the conversion price in effect for each series of convertible preferred stock at the time of the conversion. At June 30, 2004, the conversion prices of the Series A, Series B, Series C, Series D and Series E convertible preferred stock were $4.00, $15.80, $8.24, $3.04 and $6.00 per share, respectively. Such conversion price shall be adjusted as provided in the amended and restated certificate of incorporation.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Redemption

The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company is deemed a liquidation, dissolution or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the stockholders’ deficit section as these factors are outside the control of the Company. The convertible preferred stock is not redeemable in any other circumstances.

2004 Preferred Stock Plan

In May 2004, the Company adopted the 2004 Preferred Stock Plan. The Board of Directors terminated the 2004 Preferred Stock Plan in August 2004. However, the 2004 Preferred Stock Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder. The Board of Directors has the authority to amend the 2004 Preferred Stock Plan provided such action does not impair the rights of any participant. (See Note 14).

A total of 275,000 shares of the Series E convertible preferred stock was reserved for issuance pursuant to the 2004 Preferred Stock Plan. As of June 30, 2004, the Company has granted rights to purchase 222,741 shares of Series E convertible preferred stock that vest over one year. All such stock rights have been exercised resulting in the issuance of Series E restricted preferred stock. The vested shares of 18,970 and proceeds of $114,000 have been included in the Series E convertible preferred stock total. The remaining share proceeds of $1,223,000 have been recorded in accrued liabilities and will be reclassified to Series E convertible preferred stock over the remaining vesting period. The unvested shares will vest immediately in the event of a “change of control” or in the event the Company experiences a “liquidity event” (which includes the effect of a public offering).

The 2004 Preferred Stock Plan provides for the grant of incentive stock options to employees, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

The Board of Directors or a committee of the Company’s Board administers the 2004 Preferred Stock Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and the form of consideration payable upon the exercise of an award, if any. The administrator selected the employees, directors and consultants who received awards under the 2004 Preferred Stock Plan.

In the event of a “change in control” or in the event the Company experiences a “liquidity event” (which includes an initial public offering), 100% of the shares subject to any outstanding option or stock purchase right will immediately vest and become exercisable. In addition, any outstanding unvested shares of restricted stock will immediately vest and any repurchase option of the Company with respect thereto will lapse as to 100% of the restricted stock.

Beneficial Conversion Feature

The issuance of Series D and Series E convertible preferred stock resulted in a beneficial conversion feature, calculated in accordance with EITF No. 00-27, “Application of Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features of Contingently Adjustable Conversion Ratios” to Certain Convertible Instruments” based upon the conversion price of the preferred stock into common, and the fair value of the common stock at the date of issue. Accordingly, the Company has recognized $24,000 and $15,977,000 as a charge to additional paid-in-capital to account for the deemed dividend on the redeemable convertible preferred stock as of the issuance date in 2003 and 2004, respectively. The amount of the deemed dividend related to the

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

beneficial conversion feature was recorded upon issuance of the convertible preferred stock, as the convertible preferred stock can be converted to common stock by the holder at any time.

As described above, certain employees were granted purchase rights to acquire Series E convertible preferred stock. The difference between the purchase price and the fair value of the common stock on the date of issuance has been recorded as deferred compensation and is being amortized to compensation expense over the vesting period.

Warrants for Convertible Preferred Stock

In connection with convertible promissory notes issued from October 2000 to February 2001, the Company issued warrants to purchase 123,057 shares of Series C convertible preferred stock at an exercise price of $7.72 per share. The warrants are immediately exercisable and have a term of three years. The allocated fair value of the warrants of $117,000 and $322,000 for warrants issued in 2000 and 2001, respectively, was calculated using the Black-Scholes pricing model with the following assumptions: fair value of the preferred stock at the date of issuance of $7.72 per share, an estimated life of three years, an annual risk free rate of 4.54%-5.75%, volatility of 75% and no future dividends. The value of these warrants was recorded as a discount against the related promissory notes and was being amortized to interest expense over one year, the term of the promissory notes, using the straight-line method as the difference between the effective interest method and the straight-line method was deemed to be immaterial. In May 2001, the promissory notes were converted into shares of Series C convertible preferred stock at which time amortization on the discount against the promissory notes ceased and the remaining unamortized discount was netted against the carrying value of the converted promissory notes. The warrants expired unexercised over 2003 and 2004.

In connection with the convertible promissory notes issued in November 2002, the Company issued warrants to purchase 212,670 shares of Series D convertible preferred stock at an exercise price of $3.04 per share. The warrants are immediately exercisable, have a term of seven years and expire upon a change of control or upon an initial public offering of the Company’s common stock. The allocated fair value of the warrants of $287,000 was calculated using the Black-Scholes pricing model with the following assumptions: fair value of the preferred stock at the date of issuance of $3.04 per share, an estimated life of seven years, an annual risk free rate of 2.21%, volatility of 75% and no future dividends. The value of these warrants was recorded as a discount against the related promissory notes and was amortized to interest expense over one year, the term of the promissory notes, using the straight line method. In January 2003, the promissory notes were converted into shares of Series D convertible preferred stock (See Note 6). Accordingly, amortization on the discount against the promissory notes ceased and the remaining unamortized discount was netted against the carrying value of the converted promissory notes.

NOTE 9—COMMON STOCK:

Each share of common stock has the right to one vote. The holders of common stock are entitled to dividends when funds are legally available and when declared by the Board of Directors, subject to the prior right of the convertible preferred stockholders.

NOTE 10—STOCK OPTION PLANS:

In March 1997, the Company adopted the 1997 Stock Plan under which the Board of Directors may issue incentive stock options to employees and non-qualified stock options to employees, directors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than fair market value at date of grant for incentive stock options or

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

85% of fair market value for nonqualified stock options). If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The options are exercisable at times and increments as specified by the Board of Directors and generally expire 10 years from the date of grant.

Activity under the 1997 Stock Plan is as follows:

	Shares Available for Grant	Outstanding Options
		Number of Shares	Range of Exercise Prices	Aggregate Price
Balances, December 31, 2000	500	229,384	$0.40-2.16	$450,000

Reservation of shares	449,671	—	—	—
Options granted	(406,667)	406,667	0.84-2.16	348,000
Options exercised	—	(11,280)	0.40-2.16	(9,000)
Options cancelled	43,256	(43,256)	0.40-2.16	(49,000)

Balances, December 31, 2001	86,760	581,515	0.40-2.16	740,000

Reservation of shares	2,067,101	—	—	—
Options granted	(145,250)	145,250	0.84	122,000
Options exercised	—	(40,595)	0.40-2.16	(42,000)
Options cancelled	103,696	(103,696)	0.84-2.16	(148,000)

Balances, December 31, 2002	2,112,307	582,474	0.40-2.16	672,000

Options granted	(1,949,850)	1,949,850	0.32	642,000
Options exercised	—	(37,833)	0.40-2.16	(32,000)
Options cancelled	148,739	(148,739)	0.84-2.16	(80,000)

Balances, December 31, 2003	311,196	2,345,752	0.32-2.16	1,202,000

Reservation of shares	1,250,000	—	—	—
Options granted	(1,517,847)	1,517,847	0.32-2.00	1,206,000
Options exercised	—	(209,847)	0.32-2.16	(96,000)
Options cancelled	45,417	(45,417)	0.32-0.84	(35,000)

Balances, June 30, 2004	88,766	3,608,335	0.32-2.16	$2,277,000

In addition to the 1997 Stock Plan, in March 2003, the Company granted to a consultant a non-qualified stock option to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.32 per share that vests over two years. The Company recorded stock-based compensation based on the fair value of the stock option on the date of grant, which was calculated using the Black-Scholes option pricing model in accordance with the weighted-average assumptions disclosed further in Note 10.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The options outstanding and currently exercisable by exercise price at December 31, 2003 are as follows:

Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life in Years	Options Exercisable
			Number of Options	Weighted- Average Exercise Price
0.32	1,911,600	9.27	35,017	0.32
0.40	11,250	3.96	11,250	0.40
0.84	333,125	7.79	191,965	0.84
2.16	139,777	6.13	121,472	2.16

	2,395,752	8.85	359,704	1.24

The options outstanding and currently exercisable by exercise price at June 30, 2004 are as follows:

	Options Outstanding and Exercisable		Options Vested
	Number Outstanding	Weighted- Average Remaining Contractual Life in Years
Exercise Price			Number of Shares	Weighted- Average Exercise Price
0.32	2,792,815	9.09	495,737	0.32
0.40	11,250	3.46	11,250	0.40
0.84	294,598	7.30	205,887	0.84
2.00	429,000	9.84	2,708	2.00
2.16	130,672	5.65	123,341	2.16

	3,658,335	8.89	838,923	0.72

On May 3, 2004, the board of directors approved a resolution that allows for the early exercise of all previously granted options and all options to be granted in the future under the Company’s 1997 Stock Plan. Under the terms of this amendment, option holders, upon early exercise, must sign a restricted stock purchase agreement that gives the Company the right to repurchase any unvested shares, at the original exercise price, in the event the optionees’ employment terminates for any reason. The right to exercise options before they are vested does not change existing vesting schedules in any way and the early-exercised options may not be sold or transferred before they vest. The shares subject to the repurchase are held in escrow until the Company’s repurchase right lapses. The repurchase right lapses over time as the shares vest at the same rate as the original option vesting schedule. As of June 30, 2004, no early exercises had taken place.

Deferred Stock-Based Compensation

During the year ended December 31, 2003 and the six-months ended June 30, 2004, the Company issued options to certain employees under the 1997 Stock Plan and during the six-months ended June 30, 2004 under the 2004 Preferred Stock Plan with exercise prices below the fair market value of the Company’s common stock at the date of grant, determined with hindsight. The Company estimated the fair value of its common stock based upon several factors, including progress and milestones attained in its business, sales of convertible preferred stock, changes in valuations of existing comparable public companies and the expected valuation that the Company would obtain in an initial public offering. The Company has reviewed these key factors and events between each date and has determined that the combination of these factors and events reflect a true measurement of the Company’s relative fair value over an extended period of time and believes that the fair value of its common

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

stock is appropriately reflected using a linear progression. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the fair market value of the Company’s stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the Company’s right to repurchase the stock lapses or the options vest, generally four years. During the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 (unaudited) and June 30, 2004, the Company has recorded deferred stock-based compensation related to these options of approximately $0, $0, $4.7 million, $3.5 million and $10.8 million net of cancellations, respectively.

The Company granted stock options to employees with exercise prices below estimated fair market value as follows:

Grants Made During Quarter Ended	Number of Options Granted (000’s)	Weighted- Average Exercise Price Per Share	Weighted- Average Fair Value Per Share	Weighted- Average Intrinsic Value Per Share
March 31, 2003	1,564	0.32	2.56	2.24
June 30, 2003	—	—	—	—
September 30, 2003	89	0.32	4.60	4.28
December 31, 2003	164	0.32	6.16	5.84
March 31, 2004	1,063	0.32	7.68	7.36
June 30, 2004	621	3.44	9.76	6.32

During the years ended December 31, 2001, 2002 and 2003, and the six months ended June 30, 2003 (unaudited) and 2004, the Company granted options to non-employees to purchase 18,750, 18,750, 181,250, 128,750 and 55,875 shares of common stock, respectively, in exchange for services, at a range of exercise prices between $0.32 and $2.00 per share. Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight- line basis, as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the consulting services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 with the following weighted-average assumptions:

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	5.01 - 5.48%	4.17 - 5.89%	3.87 - 4.58%	3.87 - 4.22%	3.86 - 4.62%
Expected life (in years)	10	10	10	10	10
Dividend yield	—	—	—	—	—
Expected volatility	75%	75%	75%	75%	75%

The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation expense of $1,000, $5,000, $447,000, $120,000 and $460,000 for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 (unaudited) and June 30, 2004.

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 11—RELATED PARTY TRANSACTIONS:

On May 21, 2004, the Company entered into a Consulting Agreement with John Simpson, Ph.D., M.D. under which Dr. Simpson provides the Company with consulting services. For services provided under the Consulting Agreement, Dr. Simpson is paid $25,000 per month. The Consulting Agreement expires on May 21, 2009, unless terminated earlier by the Company or Dr. Simpson with two weeks’ prior written notice by either party. Dr. Simpson is the Chairman of the Board of Directors. During the six months ended June 30, 2004, the Company paid $33,000 under this agreement. At June 30, 2004, no amounts were due or outstanding.

NOTE 12—EMPLOYEE BENEFIT PLANS:

In September 1997, the Company adopted its 401(k) Retirement Plan which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company, at its discretion, may make additional matching contributions on behalf of the participants in the 401(k) Retirement Plan. To date, the Company has not made any contributions to the 401(k) Retirement Plan.

NOTE 13—PRO FORMA COMMON SHARES OUTSTANDING AND PRO FORMA NET LOSS PER SHARE (UNAUDITED):

Pro forma basic and diluted net loss per common share have been computed to give effect to convertible preferred stock that will convert to common stock upon the completion of the Company’s initial public offering (using the as-converted method) for the year ended December 31, 2003 and the six-months ended June 30, 2004 as if the closing occurred at the beginning of fiscal 2003. A reconciliation of the numerator and denominator used in the calculation of pro forma net loss per common share follows (in thousands, except per share data):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004

Numerator:
Net loss (as reported)	$(14,347)	$(15,001)
Dividend related to beneficial conversion feature of redeemable convertible preferred stock	(24)	(15,977)
Acceleration of deferred compensation charge related to assumed vesting of Series E restricted convertible preferred stock	—	(766)

Net loss attributable to common stockholders (pro forma)	$(14,371)	$(31,744)

Denominator:
Weighted-average number of shares outstanding used in computing basic and diluted net loss per common share	582	707
Adjustment to reflect the effect of the assumed conversion of the weighted-average number of preferred stock from the date of issuance, basic and diluted	9,984	12,326

Weighted-average number of shares used in computing basic and diluted pro forma net loss per common share	10,566	13,033

Pro forma net loss per common share
Basic and diluted	$(1.36)	$(2.44)

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 14—SUBSEQUENT EVENTS:

2004 Equity Incentive Plan

In July 2004, the Company adopted the 2004 Equity Incentive Plan, or the 2004 Plan, under which the Board of Directors may issue incentive stock options to employees and non-statutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to employees, directors and consultants. The Company has not reserved any shares of common stock for issuance pursuant to the 2004 Equity Incentive Plan, but the number of shares authorized for issuance under the 2004 Equity Incentive Plan will be increased by (a) any shares that have been reserved but not issued under the 1997 Stock Plan as of the effective date of a public offering and (b) any shares returned to the 1997 Stock Plan on or after the completion of a public offering as a result of the termination of options or the repurchase of unvested shares issued thereunder. The 2004 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with fiscal year 2005, equal to the lesser of: 5% of the outstanding shares of the Company’s common stock on the first day of the fiscal year; 2,500,000 shares; and such other amount as the Board of Directors may determine.

The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than fair market value at date of grant for incentive stock options or 85% of fair market value for nonqualified stock options). If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors. The options are exercisable at times and increments as specified by the Board of Directors, and generally expire 10 years from the date of grant.

2004 Employee Stock Purchase Plan

In July 2004, the Company adopted the 2004 Employee Stock Purchase Plan. A total of 600,000 shares of common stock will be made available for sale after giving effect to the reverse stock split that will occur in connection with the Company’s initial public offering. In addition, the 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2004 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with the Company’s fiscal year 2005, equal to the lessor of: 2% of the outstanding shares of the Company’s common stock on the first day of the fiscal year; 1,000,000 shares; and such other amount as the Company’s Board of Directors may determine. All of the Company’s employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee: immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the Company’s capital stock, or whose rights to purchase stock under all of the Company’s employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the completion date of an initial public offering and will end on the first trading day on or after the earlier of November 1, 2005 or 27 months from the beginning of the first offering period. The Company’s 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of 5,000 shares during a six-month purchase period. Amounts deducted and accumulated by the participant are used to purchase shares of the Company’s common stock at the end of each six-month purchase period. The price is 85%

FOXHOLLOW TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

of the lower of the fair market value of the Company’s common stock at the beginning of an offering period or after a purchase period end. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company. The 2004 Employee Stock Purchase Plan will automatically terminate in 2024, unless the Company terminates it sooner.

2004 Preferred Stock Plan

The Board of Directors terminated the 2004 Preferred Stock Plan in August 2004. However, the 2004 Preferred Stock Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder. The Board of Directors has the authority to amend the 2004 Preferred Stock Plan provided such action does not impair the rights of any participant.

1997 Stock Plan

In July 2004, the Company’s Board of Directors and stockholders approved the addition of 1,000,000 shares to the Company’s 1997 Stock Plan.

In July 2004, the Company granted stock options to purchase approximately 671,000 shares of common stock, of which 641,000 were issued to employees and the remaining 30,000 were issued to non-employees for services provided to the Company. The amount of deferred stock-based compensation recorded in connection with stock options granted to employees was approximately $4.3 million, which will be amortized on a straight-line basis over the 48-month vesting period of the stock options. The weighted-average exercise price and intrinsic value of these stock options was $4.00 and $6.80 per share, respectively, based on an estimated weighted-average fair value of $10.80 per share as of the stock option grant date. Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line basis as the stock options are earned and is subject to periodic adjustment as the underlying stock options vest.

Amended and Restated Certificate of Incorporation

In August 2004, the Company’s Board of Directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation that eliminated the price per share requirement for the automatic conversion of preferred stock into common stock on an initial public offering.

Stock Split

In October 2004, the Company’s Board of Directors and stockholders approved a 1-for-4 reverse stock split of its preferred and common shares. Such reverse stock split was effected on October 25, 2004. All preferred and common stock data presented herein have been restated to retroactively reflect the stock split.

BACK COVER

[Picture of the tip of the SilverHawk Plaque Excision System]

SilverHawk Plaque Excision System

The SilverHawk Plaque Excision System is a minimally-invasive device that removes plaque in peripheral arteries, increasing blood flow to the legs and feet. The SilverHawk consists of two components: a small, hand-held control unit and a catheter with a tiny, rotating circular blade and collection chamber at its tip.

[Three step-by-step images illustrating the use of the SilverHawk in an artery]

[Image 1 shows delivery of the SilverHawk to the treatment site]

Once inside the artery, the SilverHawk is delivered to the desired treatment area. The physician then uses an on/off thumbswitch on the handle to activate the cutting blade.

[Image 2 shows the cutting blade activated and shaving off plaque. The excised plaque is captured in the nose cone]

With the cutting blade activated, the catheter is advanced through the treatment area, shaving plaque off the artery wall and depositing it into the nose cone of the device. After each pass through the plaque, the blade is deactivated. Removing plaque from the treatment area typically requires several passes.

[Image 3 shows retraction of the SilverHawk]

When the nose cone is filled with plaque, the catheter is removed from the patient. After emptying the plaque from the nose cone, the catheter can be re-inserted to treat additional areas in the same patient.

[SILVERHAWK logo]

4,500,000 Shares

FOXHOLLOW TECHNOLOGIES, INC.

Common Stock

PROSPECTUS

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JPMorgan	Piper Jaffray

Thomas Weisel Partners LLC

William Blair & Company

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.     Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by FoxHollow Technologies in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid
SEC registration fee	$9,180
NASD filing fee	7,745
NASDAQ National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and Engraving expenses	250,000
Legal fees and expenses	750,000
Accounting fees and expenses	700,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	68,075

Total	1,900,000

ITEM 14.     Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article nine of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in the our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

The Purchase Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of our company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15.     Recent Sales of Unregistered Securities.

In the past three years, we have issued and sold the following securities as adjusted for the 1-for-4 reverse stock split:

1.     From June 30, 2001 through September 30, 2004, we granted options to purchase 4,347,932 shares of our common stock at prices ranging from $0.32 to $4.00 per share, 1,517,187 of which were exercised at prices ranging from $0.32 to $4.00 per share.

2.     From May 2001 to August 2001, we issued and sold to 27 accredited investors an aggregate of 1,619,997 shares of Series C convertible preferred stock (convertible into an aggregate 1,619,997 shares of common stock) at a purchase price per share of $8.24.

3.     In November 2002, we issued and sold to 5 accredited investors convertible promissory notes in an aggregate principal amount of $2,511,752.92, convertible into Series D convertible preferred stock, at a purchase price per share of $3.04. The convertible promissory notes were converted into Series D convertible preferred stock in January 2003.

4.     In November 2002, we issued to 5 accredited investors warrants to purchase 212,670 shares of our Series D convertible preferred stock, (convertible into an aggregate of 212,670 shares of common stock) at an exercise price per share of $3.04. As of September 30, 2004, none of the warrants had been exercised.

5.     From January 2003 to March 2003, we issued and sold to 43 accredited investors an aggregate of 7,562,696 shares of Series D convertible preferred stock (convertible into an aggregate of 7,562,696 shares of common stock) at a purchase price per share of $3.04.

6.     In March 2003, we issued and granted an option to a consultant to purchase 50,000 shares of our common stock at an exercise price of $0.32 per share.

7.     From February 2004 to May 2004, we issued and sold to 49 accredited investors an aggregate of 4,729,765 shares of Series E convertible preferred stock (convertible into an aggregate of 4,729,765 shares of common stock) at a purchase price per share of $6.00.

8.     In May 2004, we granted stock purchase rights to employees covering 222,741 shares of our Series E convertible preferred stock at a price of $6.00 per share, all of which were exercised.

The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 2 through 7 above in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, and with respect to items 1 and 8 above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.     Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Purchase Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.

3.3*	Bylaws of the Registrant as currently in effect.

3.4*	Bylaws of the Registrant to be effective upon closing of the offering.

4.1*	Specimen Common Stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement for directors and executive officers.

10.2*	1997 Stock Plan.

10.3*	2004 Equity Incentive Plan.

10.4*	2004 Employee Stock Purchase Plan.

10.5*	2004 Preferred Stock Plan.

10.6*	Amended and Restated Investors’ Rights Agreement, dated February 24, 2004, by and among the Registrant and certain stockholders.

10.7*	First Amendment to Amended and Restated Investors’ Rights Agreement, dated May 21, 2004, by and among the Registrant and certain stockholders.

10.8*	Sublease Agreement, dated June 30, 2000, by and between the Registrant and Perclose, Inc. for office space located at 300 Saginaw Drive, Redwood City, California.

10.9*	First Amendment to Sublease Agreement, dated September 17, 2002, by and between the Registrant and Perclose, Inc.

10.10*	Office Building Lease, dated May 3, 2004, by and between the Registrant and Woodside Technology Center, LLC for office space located at 740 Bay Road, Redwood City, California.

10.11†*	Master License Agreement dated August 24, 1999, by and between the Registrant and Surmodics, Inc., as amended.

10.12*	Consulting Agreement dated May 21, 2004, by and between the Registrant and John B. Simpson.

10.13	Second Amendment to Amended and Restated Investors’ Rights Agreement, dated October 25, 2004, by and among the Registrant and certain stockholders.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

24.1*	Power of Attorney (see page II-5).

99.1*	Endovascular Today Supplement, “Plaque Excision in the Peripheral Vasculature,” September 2004.

*	Previously filed.
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.

(b) Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or notes thereto.

FOXHOLLOW TECHNOLOGIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts receivable	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2001	$—	$—	$—	$—
Year ended December 31, 2002	—	—	—	—
Year ended December 31, 2003	—	39	—	39
Six-months ended June 30, 2004	$39	$173	$—	$212

Reserve for excess and obsolete inventory	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2001	$—	$—	$—	$—
Year ended December 31, 2002	—	—	—	—
Year ended December 31, 2003	—	142	—	142
Six-months ended June 30, 2004	$142	$697	$142	$697

ITEM 17.     Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Redwood City, state of California, on the 25th day of October, 2004.

FoxHollow Technologies, Inc.

By:	/s/ Robert W. Thomas
Robert W. Thomas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Robert W. Thomas Robert W. Thomas	President, Chief Executive Officer and Director (Principal Executive Officer)	October 25, 2004

/s/ Matthew B. Ferguson Matthew B. Ferguson	Chief Financial Officer (Principal Accounting Officer)	October 25, 2004

* Ryan D. Drant	Director	October 25, 2004

* Richard M. Ferrari	Director	October 25, 2004

* Sanford Fitch	Director	October 25, 2004

* Tomoaki Hinohara	Director	October 25, 2004

* John B. Simpson	Director	October 25, 2004

*By: /s/ Robert W. Thomas Robert W. Thomas Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Purchase Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant as currently in effect.

3.2*	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.

3.3*	Bylaws of the Registrant as currently in effect.

3.4*	Bylaws of the Registrant to be effective upon closing of the offering.

4.1*	Specimen Common Stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement for directors and executive officers.

10.2*	1997 Stock Plan.

10.3*	2004 Equity Incentive Plan.

10.4*	2004 Employee Stock Purchase Plan.

10.5*	2004 Preferred Stock Plan.

10.6*	Amended and Restated Investors’ Rights Agreement, dated February 24, 2004, by and among the Registrant and certain stockholders.

10.7*	First Amendment to Amended and Restated Investors’ Rights Agreement, dated May 21, 2004, by and among the Registrant and certain stockholders.

10.8*	Sublease Agreement, dated June 30, 2000, by and between the Registrant and Perclose, Inc. for office space located at 300 Saginaw Drive, Redwood City, California.

10.9*	First Amendment to Sublease Agreement, dated September 17, 2002, by and between the Registrant and Perclose, Inc.

10.10*	Office Building Lease, dated May 3, 2004, by and between the Registrant and Woodside Technology Center, LLC for office space located at 740 Bay Road, Redwood City, California.

10.11†*	Master License Agreement dated August 24, 1999, by and between the Registrant and Surmodics, Inc., as amended.

10.12*	Consulting Agreement dated May 21, 2004, by and between the Registrant and John B. Simpson.

10.13	Second Amendment to Amended and Restated Investors’ Rights Agreement, dated October 25, 2004, by and among the Registrant and certain stockholders.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

24.1*	Power of Attorney (see page II-5).

99.1*	Endovascular Today Supplement, “Plaque Excision in the Peripheral Vasculature,” September 2004.

*	Previously filed.
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the SEC.